SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 3 TO FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

FORTUNE OIL & GAS, INC.
(Name of Small Business Issuer in its Charter)

Nevada	88-0393369
(State or other jurisdiction of incorporation or organization)	(IRS Employee Identification No.)

305-1676 Martin Drive
White Rock, British Columbia
Canada V4A-6E7
(Address of Principal Executive Offices)

(604) 531-0385
(Issuer Telephone number)

Securities to be registered under Section 12(b) of the Act:

Title of each class To be so registered	Name of each exchange on which Each class is to be registered

N/A	N/A

Securities to be registered under Section 12(g) of the Act:

Common Stock, no par value

Title of Class

EXPLANATORY NOTE

The Registrant is a small business issuer and has completed Part I of this Form 10-SB by using Alternative 3.

FORWARD LOOKING STATEMENTS

This Registration Statement on Form 10-SB contains “forward-looking statements”. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our business and our industry. Words such as “believe,”  “anticipate,”  “expect,”  “intend,”  “plan,”  “may,” and other similar expressions identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the section of this Form 10-SB titled “Description of Our Business”, as well as the following:

▪	whether or not we are able to successfully develop and market our concept,

▪	whether or not we will be able to obtain the financial resources we need to start and continue our operations;

▪	whether or not we will be able to compete successfully with others in our industry;

▪	whether or not we will continue to receive the services of our management team;

and other factors, some of which will be outside our control. You are cautioned not to place undue reliance on these forward-looking statements, which relate only to events as of the date on which the statements are made. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof. You should refer to and carefully review the information in future documents we file with the Securities and Exchange Commission.

Item 1.        Description of Business.

Fortune Oil & Gas, Inc. (“Fortune”, or “we” or “us” or “our” or the “Company” of “Registrant”) is a Nevada Corporation. Our current executive management and majority shareholders acquired the Company through a share purchase agreement in 1998. Its predecessor corporation was originally incorporated on January 24, 1980. Our business activities in the oil and gas industry commenced in May 2000. Our telephone number is (604) 531-0385. Our website address is www.fortuneoilandgas.com . The information on our website is not a part of this Registration Statement.

We operate our business through our wholly owned subsidiaries, Fortune Pacific Management Ltd., a British Columbia company (“FPM”), Fortune Ship Management Ltd., a Malta company (“FSM”) and Indo-Pacific Oil & Gas, Inc., a British West Indies (“IPOG”) and through IPOG’s wholly owned subsidiary (our second tier subsidiary), Indo-Pacific Resources (JAVA) Ltd., a Barbados company (“IPR” or “IPRJ”) all of which we refer to collectively in this Registration Statement as “our subsidiaries.” The Company’s principal revenue producing asset is directly owned and operated by IPR. None of our other subsidiaries perform any operations that generate revenue.

We direct the reader to a glossary of terms which appears at the end of this Item 1 that contains defined terms, including industry and technical terms, used in the Registration Statement and not otherwise defined.

Background; Acquisition of GFB Resources (Java) Ltd. and the Bawean PSC; Settlement with CIBC

The Company, together with its subsidiaries, is an independent energy company engaged in the exploration, development, exploitation and production of oil and natural gas, in locations off the shore of Indonesia. Our operations are focused on the North Java Sea, Indonesia.

In May 2000, our subsidiary, IPOG entered into a Share Purchase Agreement with GFB Resources (JAVA) Ltd. a Barbados company (“GFB”) in order to acquire GFB’s rights under a Bawean Product Sharing Contract (the “Bawean PSC”). At the time of the acquisition, GFB was the sole owner of all of the rights under the Bawean PSC to develop certain specified oil and natural gas fields owned and controlled by the Indonesian government, specifically two petroleum blocks known as the “Camar” and “Tuban” fields. The Camar and Tuban blocks comprise approximately 3,025 km2 and are located in the Java Sea, off the coast of the Island of Java, Indonesia. We took over the operation of the Camar and Tuban fields under the Bawean PSC upon the closing of the acquisition in 2000. We operated the Camar field and produced and sold oil until November of 2001, when we terminated the charter of the storage tanker, Purple Star. We cannot produce and sell oil without the use of a storage tanker at the site to hold the oil pending sale. Accordingly, we suspended operations at the Camar field until February 2002, when we obtained a different storage tanker (discussed below). We have never had production activities at the Tuban field.

The Bawean PSC was originally created in 1981 with Perusahaan Pertanbangan Minyak Dan Gas Bumi Negara, a state enterprise established under Indonesian law. The Bawean PSC grants the exclusive right to explore, develop and produce crude oil and natural gas from two petroleum blocks, referred to as the Camar and Tuban blocks (or “fields”). Currently, oil production comes only from the Camar field. The Camar field also contains untapped natural gas reserves (including solution gas currently being flared) that the Company may develop in the future. The Tuban field has not yet been developed for natural gas or oil production, but may be in the future.

At the time we entered into the Share Purchase Agreement, GFB was in a workout process with its creditors. Its major creditors, Canadian Imperial Bank of Commerce and CIBC Capital Partners (collectively, “CIBC”), had liens on the rights of GFB under the Bawean PSC. We acquired our rights to the Bawean PSC from GFB subject to CIBC’s liens. Also, in connection with the acquisition, we assumed substantially all of GFB’s obligations to CIBC. In addition, we also assumed certain outstanding creditor and Value Added Tax (“VAT”) tax obligations of GFB in the approximate amount of $1,747,082 which we continue to negotiate and settle. Our agreement with GFB provided for a series of notes payable on behalf of GFB, a guarantee by us of IPRJ’s (our subsidiary) obligations to GFB, a pledge of the shares of GFB to secure the guarantee, and a continuing right to royalties in favor of GFB from the oil and natural gas produced at the Camar and Tuban fields.

Although we were operating the Camar and Tuban fields since May of 2000, in connection with certain operating difficulties, including the loss of our storage tanker, and our desire to find an operating partner for the fields under the Bawean PSC (which remained subject to the liens of CIBC), we negotiated a global Settlement and Release Agreement with CIBC and GFB that was executed on November 29, 2004. Under that Agreement we paid an aggregate of $1,261,559 in cash to CIBC and all of our obligations to CIBC and GFB, including the royalty rights in favor of GFB, were terminated. CIBC terminated its liens on our interests and assets with respect to the Bawean PSC in exchange for the cash payment. We continue to be responsible for payment of the VAT tax and other liabilities currently totaling approximately, $1,747,082. Accordingly, the Company and our subsidiaries have no further obligation of payment or performance directly to GFB or CIBC under the original Share Purchase Agreement or the subsequent Settlement Agreement. The settlement of all matters with GFB and CIBC was a condition to our agreement with Camar Resources Canada, Inc., discussed below, wherein we sold a partial interest in the Bawean PSC.

As a result of our acquisition of GFB and the Settlement Agreement, our subsidiary IPRJ became the owner of 100% of the exclusive rights under the Bawean PSC to operate the Camar and Tuban fields free and clear of the liens of third parties. In connection with the acquisition, the Bawean PSC was amended to reflect IPRJ as the sole owner of the rights and the operator of the fields.

The Bawean PSC by its terms will terminate in February 2011 but we anticipate negotiating with the Indonesian government for an additional term. We cannot be assured that these negotiations will result in the Bawean PSC being extended. As part of any extension negotiation, we may need to substantiate to the Indonesian government our ability to continue oil operations at the Camar field, our plans to develop the natural gas resources at the Camar field, and our plans to develop the oil and natural gas resources at the Tuban field. We do not presently have plans to develop the untapped gas and oil resources at the Camar and Tuban fields and there is a risk that we would be unable to develop such plans timely, or in a manner satisfactory to the Indonesian government prior to the expiration of the Bawean PSC. The Indonesian government may seek to grant the Bawean PSC contract rights to another party, if the Indonesian government determines that party is better able to develop the fields from a financial and operating perspective. For example, we may have to compete against a larger energy company if the Indonesian government determines to explore alternative field operators for the Bawean PSC. We believe, based on our experience and our joint venture with Camar Resources Canada, Inc. (discussed below), that the Indonesian government would favor us as the current operators of the field. We anticipate that the extension negotiations concerning the Bawean PSC may commence as early as 2009.

We presently do not have oil production at the Camar field due to the fact that we do not presently have a storage tanker at that site into which we would off load oil production. We returned the storage tanker Fortuna Ayu to the mortgage holder in August 2004 and are involved in an ongoing dispute concerning that property, described under Part II, Item 2 of this Registration Statement. However, Camar Resources Canada, Inc., the joint owner of the Bawean PSC (discussed below), is in advanced discussions with PT. Panji Adi Samudera (PAS) Maritime ("PAS"), which acquired a storage tanker for hire. PAS is a subsidiary of PT. Unitrada Komutama. Based upon those discussions, we believe the storage tanker will be in place and operating in January 2006. Once the new storage tanker is operational at the Camar field, we believe we can commence oil production within thirty days thereafter.

Asset Purchase and Sale Agreement and Joint Venture With Camar Resources Canada, Inc.

On November 26, 2004, we entered into an Asset Purchase and Sale Agreement with Camar Resources Canada, Inc., a company formed under the laws of Alberta, Canada (“CRC”) whereby we sold 70% of our interests under the Bawean PSC to CRC for a total purchase price of $10,500,000. CRC was formed indirectly by Medco Energi Internasional TBK. (“Medco”) to undertake the ownership of the 70% interest in the Bawean PSC. The purchase price has been paid in full by CRC. Our strategic business intent in entering into the transaction was to obtain a partner competent to operate the Camar field and develop the Tuban field and alleviate us from direct operating activity and substantial operating costs. The sale also provided us with proceeds to apply to the payment of assumed liabilities from GFB and for other general corporate purposes. We also determined that CRC would be a possible partner in the acquisition of other oil and gas fields in the future, if we determine to undertake such projects as part of our growth strategy. Finally, we determined that CRC would benefit from the financial backing of Medco over the life of the joint ownership of the Bawean PSC rights. As a result of the agreement with CRC, CRC became a 70% owner of the interests under the Bawean PSC and our subsidiary retained a 30% interest. Our 30% interest in the Bawean PSC is the Company’s sole revenue producing asset. No less than 100% of our revenues are derived from our 30% interest in the Bawean PSC and our joint venture with CRC.

CRC was formed indirectly by Medco to undertake the ownership of the 70% interest in the Bawean PSC and to operate the Camar field and the Tuban field under the terms of the Joint Operating Agreement (described below). Under the terms of the Asset Purchase Agreement, Medco International Ventures Limited, an affiliate of Medco, has guaranteed to us CRC’s performance obligations under the Joint Operating Agreement. In addition, we understand that CRC is funded entirely through Medco, assuring its viability for the term of our joint venture. In addition, we believe Medco may acquire CRC and combine it into its own ownership and operations when our subsidiary IPRJ has eliminated substantially all of its debt. Medco is an integrated energy company with business activities in oil and gas production, drilling services, methanol production and power generation. Medco’s operations are concentrated in Indonesia.

Under the terms of the Asset Purchase and Sale Agreement with CRC, we are obligated to settle and reduce certain outstanding liabilities on account of vendor debts and withholding taxes assumed from GFB under the Share Purchase Agreement in an amount not to exceed $4,500,000. We were required to fund a segregated account with $4,500,000 of the total proceeds from the Asset Purchase and Sale Agreement for use in the settlement of such liabilities. We have used substantially all of such funds to pay down the outstanding GFB liabilities. These liabilities, consisting of vendor debts and withholding taxes due to the Indonesian government were liabilities of GFB at the time of the Share Purchase Agreement that we assumed. These liabilities total as of December 19, 2005, approximately $ 1,659,212 which includes penalties and interest accrued since the closing of the GFB transaction in May 2000. CRC has the right to pay down these liabilities on our behalf, if the total of such liabilities exceeds $4,500,000. To the extent we are unable to settle or resolve these liabilities in an amount equal to or less than $4,500,000 and CRC pays down the liabilities in excess of such amount, our percentage interest in the Bawean PSC would be reduced by one percentage point for each $150,000 in excess of $4,500,000 that is paid by CRC. However, we have the option of paying any amounts in excess of the $4,500,000 from our own cash funds in order to avoid the payments by CRC and the dilution of our interests. Under the terms of the Asset Purchase and Sale Agreement, we would never own less than 5% of the interests under the Bawean PSC; however, once our ownership interest reduces to 5%, our rights are modified to be rights equivalent to a carried interest and our rights under the Joint Operating Agreement (discussed below) would terminate. Essentially, we would be entitled to 5% of net profits after the payment of all expenses in favor of CRC.

In addition to the vendor debts and withholding taxes, we also assumed from GFB a VAT tax (Value Added Tax) debt in the amount of $5,629,359 including principal and interest thereon, as of the date of the closing of the GFB transaction. We are negotiating the payment of the VAT tax with the Indonesian government that now totals approximately $1,406,814. We have also made payments against the VAT tax of approximately $300,000 as of June 1, 2005. We have agreed with CRC that CRC may pay the VAT tax on our behalf. Because the VAT tax is a refundable tax - and the full amount paid will be refunded by the Indonesian government - and assuming CRC pays that tax on our behalf, we will assign our rights to the refund to CRC, less the approximately $300,000 already paid by us. VAT, or Value Added Tax, is a zero tax to oil and gas production sharing contract holders in Indonesia (“PSCs”). That is, PSC holders are charged this tax on all vendor invoices they incur however, rather than remit the VAT to the invoicing vendor for payment to the Indonesian government, PSC’s remit the applicable VAT amounts directly to the Indonesian tax department. PSC’s then apply to have the tax that was paid, refunded back to them. On September 26, 2005 CRC paid $1,142,159 towards the VAT tax and on October 3, 2005 paid an additional $981,733 toward the VAT tax.

On October 26th, 2005, our wholly owned subsidiary IPRJ received a written Notice of Dilution (the “Dilution Notice”) from CRC. The Dilution Notice was prepared by CRC under the terms of a Dilution and Carried Interest Agreement between IPR and CRC (the “Dilution Agreement”) that was entered into in connection with the Asset Purchase Agreement and the sale of the 70% interest in the Bawean PSC to CRC. Among other things, the Dilution Agreement provides certain mechanisms, under specific circumstances, whereby IPR’s 30% interest in the Bawean PSC can be “diluted” and transferred to CRC. Under the terms of the Dilution Agreement, CRC would have the right to transfer, by way of exercising a power of attorney, IPR’s interests in the Bawean PSC to itself or to a third party. The company and IPR vigorously dispute the validity and enforceability of the Dilution Notice and CRC’s proposed actions to exercise the power of attorney.

The Dilution Notice alleges that due to IPR’s failure to reimburse the payment of certain indebtedness paid by CRC, and the outright failure of the company to pay certain indebtedness under the Asset Purchase Agreement (between CRC and IPR, entered into in connection with the transfer of the interests under the Bawean PSC to CRC), CRC is entitled to exercise its rights under the Dilution Agreement. The indebtedness at issue involves certain trade debts paid by CRC and the validity and method of such payments, among other things, under the terms of the Asset Purchase Agreement between the parties. The Dilution Notice alleges that IPR’s interests in the Bawean PSC be diluted by 22.88%. If the dilution were to take place, IPR’s interests under the Bawean PSC would be reduced from 30% to 7.12%.

On November 22, 2005, IPRJ filed a claim against CRC and its indirect parent, Medco International Ventures Ltd. (“Medco”) in the Court of Queen’s Bench of Alberta, Judicial District of Calgary; Action No. 0501-16525 (the “Claim”), challenging the Dilution Notice and seeking to enjoin Medco and CRC from acting under the Dilution Agreement and transferring any of IPR’s interests in the Bawean PSC. An interlocutory injunction application by IPR on the matter was heard on December 5, 2005. On December 5, 2005, the Court adjourned IPR’s interlocutory injunction application, but as a condition of the adjournment entered an order that CRC shall not transfer, encumber, sell or assign any of the Bawean PSC interests until after there is a full trial on the merits of the Claim, currently scheduled for May 1, 2006. The Court’s order also states, among other things, that CRC shall proceed expeditiously to bring the Camar Oil Field “on stream.” In addition, the Court’s Order provides that assuming the Camar Oil Field resumes production prior to the final disposition of the Claim, all revenues attributable to IPR and the company up to the amount of the interests in dispute (22.18%) are to be deposited with the Court. Such revenues are to be held and credited towards the final trial on the Claim. While we believe this matter will be fully resolved in a manner not adverse to us, we cannot control the outcome of the Claim and cannot determine presently what losses, if any, we may sustain. The Claim is further described under “Legal Proceedings” in Part II, Item 2, of this Registration Statement.

Since the closing of the sale of 70% of the interests to CRC, CRC has taken over the day-to-day operation of the Camar field under the terms of a Joint Operating Agreement. We refer to our partnership with CRC under the Joint Operating Agreement and herein as our “Joint Venture” with CRC. The Joint Operating Agreement governs the operation of the Camar field and the development of the Tuban field. The Joint Operating Agreement sets out the rights and respective obligations, including contributions of operating costs and capital of CRC and the Company, generally divided accordingly to our percentage interests of 70% and 30%, respectively. Under the terms of our agreements with CRC, CRC oversees the day-to-day operations at the Camar field and invoices us for 30% of the operating costs for the field on a monthly basis. We have never disputed the operating costs incurred by CRC. Under the terms of the Joint Operating Agreement, all operating decisions are made by the “Joint Operating Committee” composed of our representatives and CRC’s representatives. Accordingly, although CRC handles the actual operations of the Camar field including supervising all aspects of the production, personnel and equipment, the Joint Operating Committee directs the overall management, operations and business activities at the Camar field. We are also fully involved with and have the right to approve through the Joint Operating Committee, all decisions that are significant to the field operations, or are outside the ordinary course of business, including all significant capital expenditures and acquisitions, such as procuring a new storage tanker. We are provided full access to all the books and records of the operations by CRC so that we may continuously monitor operations at the Camar field.

The Joint Operating Agreement also provides us with a mechanism to replace CRC should CRC become insolvent or unable to operate the field, or materially breaches its duties under the Joint Operating Agreement and the breach is not timely cured. In such case we would be able to replace CRC as the direct operator of the Camar field. We believe that if required, based on our experience in the Indonesian oil industry, we could identify and contract with a suitable replacement for CRC to operate the field, or act as operators ourselves, without causing an adverse effect on our business, operations or revenues. We operated the Camar field ourselves upon the closing of our acquisition of the Bawean PSC in 2000. We were the sole operators of the Camar field and produced and sold oil until November of 2001, when we terminated the charter of the storage tanker and then again from May 2002 until April 2004 when we replaced the prior storage tanker. Accordingly, if necessary we could resume operations directly, without CRC, as we are experienced in the direct operation of the field. In order to perform field operations ourselves, we might choose to hire directly the necessary staff, or contract for such services with respect to the operation of the vessels, the platforms and the transportation of supplies and personnel. We believe based on our experience that such personnel and/or services can be quickly obtained and implemented in Indonesia in a timely manner. While we believe that CRC as a joint venture partner brings certain expertise and economic integrity, we believe another suitable partner or contractor could be quickly identified and engaged as such service parties (and potential partners) are regularly available to operate fields in Indonesia. Also, the majority of personnel operating the Camar field under CRC’s direction are contract workers. Accordingly, in the event CRC were to terminate its participation in the Joint Venture, we would be able to contract directly with the parties already engaged for services at the Camar field, causing a minimum of disruption. CRC does pay up to 70% of our operating expenses at the field. Accordingly, should CRC cease to function as our Joint Venture partner and cease to operate the filed, we would be required to develop a short term source of liquidity in order to meet our suddenly increased carrying and operating costs for any period following such departure while oil production is interrupted. Once field production is restored (assuming it is interrupted at all), our operating costs would be covered by revenue.

On August 26, 2005, the Company’s wholly owned subsidiary Indo-Pacific Resources (Java) Ltd. (“IPRJ”) filed a Request for Arbitration (the “Complaint”) against CRC with the International Court of Arbitration (the “Court”) in Paris, France. The Complaint alleges CRC breached the Joint Operating Agreement and also breached its fiduciary duty to IPRJ by failing to take all necessary acts to commence oil production in the Camar field. The Arbitration is further described under “Legal Proceedings” in Part II, Item 2, of this Registration Statement. The Company commenced the Arbitration as means to compel CRC into proper action including the charter of a vessel - which is near completion - that will culminate in reinstated production at the Camar field. The Company still believes that CRC is suited to operate the field and is a viable partner for the Joint Venture, However, the Company and its management believes that in order to protect the value of the Company and to protect its shareholders from further losses associated with the lack of production, it needed to instigate a proceeding that would force CRC to be responsive and move forward immediately to resume operations at the Camar field. The Company does not believe that the Arbitration will have any long-term negative effects on its business relationship with CRC or Medco (CRC’s indirect owner and operator) or on the Company’s and CRC’s rights to operate the Camar field under the Bawean PSC. The Company will withdraw the Arbitration once management is satisfied that CRC is adequately performing under the Joint Operating Agreement and once full production is resumed at the Camar field. Since the filing of the Arbitration, CRC and the Company have been in regular contact concerning the operation of the field and the acquisition of a storage tanker for use at the field. Based upon CRC’s advanced discussions with PAS, which obtained a storage tanker specifically for CRC’s hire at the Camar field, the Company anticipates that the storage tanker will be in the field and operational in March 2006.

On October 7, 2005, CRC filed an Answer to the Arbitration and also a Counterclaim against IPRJ. Among other things, CRC denies the breaches of the Joint Operating Agreement and counter claims that IPRJ has been deficient in obtaining certain work program and budget approvals from the Indonesian government, which CRC asserts as one cause of the lack of current production at the Camar field. CRC is also seeking monetary damages for each month in which oil production is not undertaken at the Camar field. The CRC Answer and Counterclaim are further described under “Legal Proceedings” in Part II, Item 2, of this Registration Statement.

The Company maintains that the single biggest obstacle to resuming production, and the single most critical factor in assessing why production has ceased is the lack of a storage tanker to hold oil pending sale. Accordingly, the Company maintains that upon installation of a new storage tanker CRC and the Company will be able to commence oil production and the Indonesian government will furnish all required approvals. The Company believes that once the storage tanker is operational in the Camar field and production resumes, all matters under the Arbitration will be resolved. While the Company believes this matter will be fully resolved in a manner not adverse to the Company, the Company cannot control the outcome of the Arbitration and cannot determine presently what losses, if any, it may sustain.

Operation of the Camar and Tuban Oil and Natural Gas Fields

We operate the Camar oil field through our Joint Venture partner, CRC. CRC is responsible for the operation of the field under the terms of our Joint Operating Agreement. Field operations are conducted through (i) three offshore platforms consisting of a “CPP” (central processing platform), a “WPP” (wellhead processing platform) and a “MPA” (a monopod platform); (ii) eight producing oil wells; (iii) a storage tanker and single anchor leg mooring buoy; and (iv) two supply vessels. The supply vessels are used to transport staff, equipment, supplies and provisions to the port of Surabaya, on the Indonesian coast, to the storage tanker and the platforms. The platforms are operated and maintained by CRC under the terms of the Joint Operating Agreement. The three platforms are valued at approximately $8,000,000. We know of no reason why the platforms, if properly maintained would become obsolete. CRC operates and maintains the WPP, MPA and CPP platforms in compliance with applicable law. We own and maintain the single anchor leg mooring buoy (the “Buoy”), in compliance with applicable law, which serves as a permanent anchor for a storage tanker. We anticipate that we will be paid $1,200 per day for the use of the Buoy by the Joint Venture. The Company intends to sell the Buoy to the charter company PAS upon installation of the new storage tanker at the Camar field, if we can arrange such a sale on favorable terms.

Oil is pumped through the wells from the oil reservoirs below the seabed to the platforms for processing. The platforms are designed to operate with minimum staffing requirements. Once the oil is processed and produced it must stored at the field in a permanently anchored or moored storage tanker. The storage tanker holds the processed oil until an aggregate of approximately 100,000 barrels are ready for sale. Our customers send a transport tanker to the site and the oil is transferred to their tanker in completion of the sale. Generally, a minimum sale amount would be approximately 100,000 barrels. Accordingly, we are seeking to obtain the use of a storage tanker that would hold approximately 140,000 barrels of processed oil. The presence of the platforms and the storage tanker are necessary to the production of oil at the field. At present, we are not producing oil at the Camar field since we do not have a storage tanker at the Camar field, as discussed below.

In February 2005 we entered into an Agreement with Prosafe Production Services Pte. Ltd. (“Prosafe”) to acquire ownership of a single anchor leg mooring buoy (the “Buoy”). Prior to this agreement, we had leased the Buoy at the rate of $1,250 per day. In settlement of Prosafe’s account and certain rental arrearages, we acquired ownership of the Buoy for $500,000. We provide the use of the Buoy to CRC for use at the Camar field but we remain as the sole owner of the Buoy. The Buoy moors the storage tanker that holds the oil produced at the Camar field pending sale. The Company intends to sell the Buoy to the charter company PAS upon installation of the new storage tanker at the Camar field, if we can arrange such a sale on favorable terms.

In February 2002, we purchased and retrofitted a storage tanker known as the Fortuna Ayu. That purchase and retrofitting, and the continued maintenance and operation of the tanker, was financed under an agreement with National Oil Well Maintenance Co. (“NOWMCO”). In the aggregate, we borrowed $4,450,000 from NOWMCO.

We operated the Fortuna Ayu tanker at the Camar field through our subsidiary Fortune Ship Management Ltd. While in use, the storage tanker served our needs for storage of processed oil produced at the Camar field as well as providing accommodations for offshore personnel. In early 2004, a dispute arose with NOWMCO concerning the terms of the financing documents and our ongoing relationship with NOWMCO. As part of our dispute with NOWMCO, NOWMCO took possession and control of the tanker on August 19, 2004. We are currently involved in a litigation proceeding with NOWMCO and its assignee Enterprise Trading Limited (“Enterprise”) concerning the amounts alleged to be due under the NOWMCO financing agreements, other performance alleged to be due and our claims against NOWMCO and Enterprise. The litigation is pending in the U.S. Federal District Court in New York City.. A Settlement Agreement was reached by the parties and an Order of Discontinuance was entered with respect to this action on January 6, 2006. The litigation is described further under Part II, Item 2 of this Registration Statement

Beginning in August 2004 we have had no arrangement for the use of a tanker for the storage of oil produced at the Camar field. Because of the dispute with NOWMCO and our lack of a storage tanker, we suspended oil production operations at the Camar field in April 2004. Accordingly, we have not generated revenue from the Camar field, or otherwise, since April 2004.

The Company and CRC have identified a storage tanker for lease that can be used at the Camar field. CRC is in advanced discussions with PAS for the use, maintenance and staffing of the storage tanker “Fortuna Ayu” (which was previously owned by the Company and surrendered to NOWMCO, as discussed above). PAS acquired the ship "Fortuna Ayu" from NOWMCO'S assignee, Enterprise, in September 2005 in anticipation of entering into the charter agreement for the ship (for the Camar field) with CRC. We believe chartering a storage tanker is a better approach for economic and operating reasons than attempting to acquire ownership of another storage tanker and obtaining the financing necessary to undertake that commitment. We anticipate the cost to charter the storage tanker will be approximately $10,750 per day. That cost will include all staffing, maintenance, upkeep and related items necessary to keep the storage tanker in continuous operation in the field. We anticipate that the storage tanker will be operational at the Camar field in March 2006.

Once production is resumed at the Camar field, we believe we can begin selling processed oil approximately sixty to ninety days thereafter. We anticipate we will be able to produce approximately 1,500 barrels of processed oil per day.

Bawean PSC and Allocation of Oil and Gas Production Receipts

Under the terms of the Bawean PSC, the Company and CRC as interest owners are entitled to retain certain net profits from the oil (and gas) produced at Camar and Tuban and must relinquish the balance of the net profits to Perusahaan Pertanbangan Minyak Dan Gas Bumi Negara, a state enterprise established under Indonesian law - the Indonesian government party to the Bawean PSC. The Agreement sets forth a formula by which revenues from the Camar and Tuban fields are first credited towards the historical costs of developing the fields, known as the “Cost Recovery Pool.” The value of the Cost Recovery Pool is currently, approximately, $165,479,000. The Bawean PSC is based on the “first tranche petroleum” principle in which 20% of oil and gas production is split 45% for the Company and CRC, and 55% for Perusahaan Pertanbangan Minyak Dan Gas Bumi Negara. The Company and CRC receive the remaining 80%, which is divided according to our respective ownership interests of 30% and 70%, after the payment of operating costs. Under the Agreement as it currently is in effect, the Company and CRC are entitled to receive 89.09% of the revenue produced and Perusahaan Pertanbangan Minyak Dan Gas Bumi Negara is entitled to receive 10.01%. That allocation of revenues will remain in effect until the Cost Recovery Pool is exhausted and paid in full.

Significant Customers; Purchase Obligations under the Bawean Production Sharing Contract

During the twelve months ended December 31, 2004 and 2003 revenues from one customer, Pole Petroleum (S) PTE. Ltd., a Singaporean privately owned company, accounted for 100% of total revenues of the Company. The Company believes that it could identify alternative buyers in the marketplace should this customer cease purchasing the Company’s oil product. We currently have no agreements in place, other than our contract with Pertamina, discussed below, for the sale of oil.

Under the terms of the Bawean PSC, Pertamina is obligated to purchase up to 100% of the oil and gas we produce at the Camar and Tuban fields. The price is determined based on prevailing market rates and is competitive to open market sales and sales to third party customers. As such, while we are free to negotiate sales with other parties, we can at any time sell all of our processed oil to Pertamnia at competitive market prices.

Unused Oil and Natural Gas Reserves at the Camar Field; Historical Oil Production

The Camar oil field was an active, producing oil field in advance of our acquisition of the Bawean PSC rights. When we acquired our rights under the Bawean PSC oil was in production in the field. We believe we can continue to produce oil at the Camar field commensurate with historical production amounts for the foreseeable future (assuming we can finance and operate the field continuously). However, we do not have, and do not presently have any plans to undertake, studies, surveys or investigations of the current oil reservoirs that may be present at the Camar field. We may in the future undertake studies and plans to explore the oil reservoirs at the field.

The Camar field also contains reserves of “sweet” natural gas (98% methane), which we do not process or produce currently. However, when natural gas escapes from its reservoirs as we pump oil from the field, we burn off or “flare” that product in accordance with Indonesian law. We may in the future establish operations to develop the natural gas reservoirs at the Camar field. We presently have no plans to develop the natural gas reserves at the Camar field or the Tuban field.

Historical Oil Production at the Camar Field

Oil Production and Sales	2004		2003		2002
	Month	Quantity	Month	Quantity	Month	Quantity
Beginning Inventory		68,275		20,539		-0-
Oil Production	January	21,892	January	32,048	May	5,418
February		5,313	February	15,514	June	16,617
March		11,563	March	8,091	July	29,838
April		680	April	11,082	August	20,903
May				16,588	September	14,569
June				15,035	October	7,719
July				8,335	November	1,072
August				6,473	December	21,174
September				6,505
October				10,077
November				19,576
December				35,738
Total Production		39,448		185,062		117,310
Adjustment		(10,783)		(2,432)		(791)
Net Production		28,665		182,630		116,519
Sale of Product		(96,940)		(134,894)		(95,980)
Ending Inventory		-0-		68,275		20,539

The chart above indicates total oil production per calendar year, total sold production for each year and beginning and ending inventory per period indicated. Ending inventories are the result of oil production remaining on the moored holding vessel which has not been sold and delivered to a customer by period end. The “Oil Produced” represents oil produced and loaded into the holding vessel and represents approximate amounts of oil fluids actually loaded. The “Sale of Production” represents actual oil removed from the holding vessel and loaded onto the buyer’s vessel and represents actual quantities sold. The adjustment amount represents accumulated differences between the estimated oil produced and the actual oil sold. Because the vessel was handed over to the debt holder of the vessel during 2004, the ending inventory was zero and prior estimated oil produced amounts were adjusted to reflect the zero balance on hand.

While we anticipate that when we resume oil production at the Camar field our output will be substantially similar to, and may exceed, historical production amounts, however we can make no assurances that our production will meet those anticipated levels. Historical and future production amounts are influenced by many normal operating factors including inclement weather and sea conditions, scale build up on the wells, lack of maintenance access to the wells due to unsafe underwater conditions, intermittent equipment repairs and similar ordinary course occurrences.

Undeveloped Oil and Natural Gas Reserves at the Tuban Field

Under the Bawean PSC the Company and CRC has the exclusive right to develop and process oil and natural gas at the Tuban field. To date, we have not undertaken any activity to explore, develop or process the Tuban field and its reserves of oil or natural gas. We presently have no plans to develop the oil or natural gas reserves at the Tuban field, but may develop such plans in the future.

Competition

We will compete with larger, diverse, multinational energy, oil and gas companies as we seek to investigate and possibly acquire new petroleum blocks for development. Companies with greater financial resources, experience, geographic diversity and international presence, as well as proprietary technologies, may out bid us for properties, or be able to substantiate their ability to exploit undeveloped petroleum blocks, when we compete against them for the right to develop and exploit new petroleum blocks. The ability to extract as much oil as possible due to resources and advanced proprietary technologies is a competitive advantage in the acquisition of new petroleum fields. While we have no present acquisitions planned, we anticipate that such acquisition activity will cause us to compete with larger companies in the acquisition process.

In our operation of the Bawean PSC and our Joint Venture with CRC, we do not compete directly with any other energy, oil or gas companies. In the event there was a surplus of oil for sale in Indonesia we may compete against other oil production companies for the sale of our oil in that market. In such case, buyers of oil may be able to negotiate lower prices with our larger competitors who can afford to reduce prices when market conditions would favor such price reductions. Historically, we have not encountered such competition regularly, if at all. Historically, we have had no difficulties selling the oil produced at the Camar field at competitive market prices, and should we encounter such difficulties in the open market Pertamina is obligated to purchase our oil, as set forth in the Bawean PSC (and described above).

Government Permits and Certifications

The field operations at the Camar field require that numerous items of equipment be certified by the Indonesian government for safety specifications and proper functioning. CRC obtains all required government permits and certifications. We do not believe that the loss of any one certification would prevent CRC from operating the Camar field, or cause us to cease production there for any significant period of time. CRC maintains certifications for the platforms that are inspected periodically, pressure vessels (used to separate oil, gas and water) that are inspected every two years, pressure safety valve, that are inspected every two years, lifting cranes that are inspected every two years, as well as other miscellaneous items of equipment. In the history of our operations at Camar, we have never been forced to cease operations for lack of any equipment certifications.

Employees

We have 12 full time employees, of which six persons are employees of the Company and six persons are employees of our subsidiaries. We also have one full time consultant to the Company. All field workers at the Camar oil field are either employees of CRC, or contractors to CRC, under the terms of our Joint Operating Agreement with CRC.

We believe the continued retention and services of Mr. Wensveen, our Chief Executive Officer and Director, and Mr. Nunn, our President and Director, are critical to the success and continued operations of our business. We also regard Mr. Xin (Francis) Feng, our Chief Accounting Officer and Controller, as key to our current operations. We also regard Mr. Dwi Hendri Yunianto, our Vice President of Operations of our subsidiary, IPR, who oversees operations in Indonesia, as key to our current operations. The loss of any of these individuals would be detrimental to our business and future results of operations. Mr. Wensveen, Mr. Nunn and Mr. Yunianto each have employment agreements with the Company.

Risk Factors Concerning our Business and Operations:

Our Business Is Dependent Upon a Single Operating Asset; Our Operations are Not Diverse

Our sole operating asset is our 30% interest in the Bawean Production Sharing Contract (“Bawean PSC”), issued by an entity controlled by the Indonesian government, which gives us and our joint venture partner, Camar Resources Canada, Inc. (“CRC”), the right to develop and produce oil and natural gas in two petroleum blocks in the Java Sea, off the coast of Indonesia, known as the Camar and Tuban blocks. CRC owns the other 70% of the interests in the Bawean PSC and operates the day-to-day oil production at the Camar field, which is currently the only operation under the Bawean PSC. Revenues from our 30% interest represent not less than 100% of the revenues of the Company. All of our operations are focused upon and dedicated to our interests in the Bawean PSC and our joint venture with CRC. Should we or CRC become unable to operate the Camar field under the Bawean PSC due to regulatory, equipment, human resource or legal or business reasons, or should the Camar and Tuban fields cease to be exploitable for any other reason, or if the Indonesian government were to suspend or revoke the Bawean PSC, or if for any other reason this asset should cease to produce revenues or become impaired for a substantial period of time, our business would be materially harmed and you could lose the entire value of your investment in our common stock.

If the Bawean PSC Is Not Extended for Us in 2011, We May Have No Operations or Sources of Revenue At All

The Bawean PSC by its terms will terminate in February 2011. While we will attempt to have it extended for an additional term there can be no assurance that it will be extended to us or on terms acceptable to us. We can make no assurances that the Bawean PSC will be extended. As part of any extension negotiation, we may need to substantiate to the Indonesian government our ability to continue oil operations at the Camar field, our plans to develop the natural gar resources at the Camar field, and our plans to develop the oil and natural gas resources at the Tuban field. We do not presently have plans to develop the untapped natural gas and oil resources at the Camar and Tuban fields and there is a risk that we would be unable to develop such plans timely, or in a manner satisfactory to the Indonesian government prior to the expiration of the Bawean PSC. The Indonesian government may seek to grant the Bawean PSC contract rights to another party, if the Indonesian government determines that such a party is better able to develop the fields from a financial and operating perspective. We anticipate that the extension negotiations concerning the Bawean PSC may commence as early as 2009. In the event the Bawean PSC is terminated in 2011, we may have no other operating assets or sources of revenue at that time. If the Bawean PSC is terminated and we have no other operating assets or sources of revenues, our business would be materially impaired and you could lose the entire value of your investment in our common stock.

We are Dependant on the Services of Key Management and Employees

We are highly dependent on the services of our Chief Executive Officer and President. The loss of either of Mr. James Wensveen or Mr. David Nunn, our sole executive officers, could have a material adverse effect on our operations. We believe that Mr. Wensveen and Mr. Nunn have a well-developed understanding of the unique social and business cultures in Indonesia and as such are able to negotiate, manage and operate the Company’s business activities within Indonesian, including working with regulatory authorities and Indonesian business enterprises. We do not believe that such skills and unique qualities could be easily replaced, if at all. Mr. Wensveen and Mr. Nunn are currently our sole directors. We have entered into employment agreements with each of them, but we cannot assure their continued services to the Company. We do not maintain key-man life insurance with respect to any of our officers or employees. Our success will be dependent on our ability to continue to employ and retain skilled operational and executive personnel including Mr. Wensveen and Mr. Nunn, especially individuals that possess the proven ability to penetrate the Indonesian oil and gas industry. The loss of our executive management or any key employees could have a material and adverse effect on our business and could harm the value of your investment in our common stock.

Our Arbitration Case Against Camar Resources Canada, Inc. Could Remain Unresolved

On August 26, 2005 we commenced an Arbitration case against our Joint Venture Partner, Camar Resources Canada, Inc. (“CRC”) alleging that CRC breached it duties and obligations under the Joint Operating Agreement concerning the operation of the Camar field. Since the filing of the Arbitration CRC has undertaken activities that will promptly lead to resuming oil production at the Camar field, including entering into the charter for a new oil storage tanker at the Camar field. On October 7, 2005, CRC filed an Answer to the Arbitration and also a Counterclaim against IPRJ. Among other things, CRC denies the breaches of the Joint Operating Agreement and counter claims that IPRJ has been deficient in obtaining certain work program and budget approvals from the Indonesian government, which CRC asserts as one cause of the lack of current production at the Camar field. CRC is also seeking monetary damages for each month in which oil production is not undertaken at the Camar field. While we are in active discussions with CRC concerning the operation of the field by them, and while we believe the Company and CRC will resolve all open items and matters in dispute, we can make no assurances that CRC will perform its obligations under the Joint Operating Agreement to our satisfaction. If the Arbitration proceeding is not resolved and withdrawn, our working relationship with CRC and Medco (CRC’s indirect owner and operator) could become strained. If that were to occur CRC might resign as operator and we would be forced to undertake operation of the Camar field independently. While we are able to operate the field independently, there can be no assurances that we can continue to operate the Camar field while the Arbitration is pending. In addition, the Arbitration may become too costly or distracting to maintain. In such event, the lack of operations at the field or the lack of clarity over the performance of the Joint Operating Agreement while the Arbitration is pending could have a material and adverse effect on our business and could harm of the value of your investment in our common stock. The Company believes that once the storage tanker is operational in the Camar field and production resumes, all matters under the Arbitration will be resolved. While the Company believes this matter will be fully resolved in a manner not adverse to the Company, the Company cannot control the outcome of the Arbitration and cannot determine what losses, if any, it may sustain.

Our Arbitration Claim Camar Resources Canada, Inc. and the Enforcement of the Dilution Notice Could Remain Unresolved

On October 26th, 2005, the Company’s wholly owned subsidiary Indo-Pacific Resources (Java) Ltd. (“IPRJ”) received a written Notice of Dilution (the “Dilution Notice”) from CRC. The Dilution Notice was prepared by CRC under the terms of a Dilution and Carried Interest Agreement between IPR and CRC (the “Dilution Agreement”) that was entered into in connection with the sale of the 70% interest in the Bawean PSC to CRC. The Company and IPR vigorously dispute the validity and enforceability of the Dilution Notice and CRC’s proposed actions to exercise the power of attorney. Among other things, the Dilution Notice alleges that IPR’s interests in the Bawean PSC be diluted by 22.88%. If the dilution were to take place, IPR’s interests under the Bawean PSC would be reduced from 30% to 7.12%. If the Dilution were permitted in whole or in part, our revenues would be negatively impacted and the value of your investment would be harmed. While we believe this matter will be fully resolved in a manner not adverse to us, we cannot control the outcome of the Claim and cannot determine presently what losses, if any, we may sustain.

In addition, under the terms of the Dilution Agreement, IPR has the right to reimburse amounts paid by CRC in order to avoid dilution. However, the deadline to repay those amounts to CRC has passed. As a result, CRC is not obligated to accept a reimbursement which would avoid the dilution of our percentage interest.

On November 22, 2005, the Company filed a claim against CRC and its indirect parent, Medco International Ventures Ltd (“Medco”) in the Court of Queen’s Bench of Alberta, Judicial District of Calgary; Action No. 0501-16525 (the “Claim”), challenging the Dilution Notice and seeking to enjoin Medco and CRC from acting under the Dilution Agreement and transferring any of IPR’s interest in the Bawean PSC. An interlocutory injunction application by IPR , on the matter was heard on December 5, 2005

On December 5, 2005, the Court adjourned IPR’s interlocutory injunction application, but as one of the conditions of the adjournment entered an order that CRC shall not transfer, encumber, sell or assign any of the Bawean PSC interests prior to a full trial on the merits of the Claim, currently scheduled for May 1, 2006. Accordingly, if the Claim is not successful and the court does not find that the Dilution Notice was improperly issued and not enforceable, our interests will be diluted down to 7.12%. Any dilution of our percentage interests in the Bawean PSC will result in lower revenues and the value of your investment will be harmed.

We Could be Harmed by Possible Terrorist Events in Indonesia and/or by the Instability of the Indonesian Political System

The country of Indonesia is susceptible to terrorist attacks and organizations, due in part to its geographic location, lack of strong central police and regulatory powers and generally underdeveloped or “third world” infrastructure and government organization. Should Indonesia, or any aspects of Indonesia’s commerce or government become the target of terrorist actions, our operations could be adversely affected. Should the government of Indonesia destabilize due to political uncertainty, our operations could be adversely affected. Any adverse affect on our operations due to terrorist activities or the instability of the Indonesian government could harm the value of your investment in our common stock.

There is Currently No Oil Production or Revenues from Operations; We May be Unable to Locate and Operate a Storage Tanker and Resume Oil Production and Generate Revenues in a Timely Manner

The operation of the Camar oil field and the production of oil from the active wells at that field require the use of a moored storage tanker to hold the processed oil pending sale. We, and our joint venture partner, currently do not own or charter such a storage tanker and as such, we have suspended oil production at the Camar field. We are currently not producing oil or natural gas at the Camar field or the Tuban field. We are currently in the process of locating a suitable storage tanker for lease at the Camar oil field to hold the processed oil pending sale. In connection with the chartering of an oil storage tanker we, or our joint venture partner, would need to contract with a ship management company to staff, operate and maintain the storage tanker. While we are actively pursuing a charter agreement for an oil storage tanker, we can make no assurances that an oil tanker will be available on terms acceptable to us, and our joint venture partner, if at all. Until we are able to obtain the use and management of an oil storage tanker we will not be able to resume operations at the Camar field and as such, we will have no revenues until the production is resumed. Our continued lack of oil production and revenues would have a material adverse effect on the value of your investment in our common stock.

The Operation of the Camar and Tuban Oil and Gas Fields Requires Permits and Certifications of Our Equipment; We May Not be able to Maintain or Renew such Permits in the Future

In connection with the production of oil at the Camar field, we must utilize and maintain numerous pieces of equipment. Many such items of equipment, including the oil processing platforms, are subject to periodic safety and compliance certifications by Indonesian government agencies. Currently, our joint venture partner has been able to apply for and maintain all necessary certifications and operating permits with respect to the equipment in use at the Camar field and we have been able to maintain the mooring buoy we own and use at the Camar field. However, we can make no assurances that such certifications and permits will be reissued timely, if at all, as our equipment ages and the certifications and permits become due for renewal. If we are unable to obtain all necessary certifications and permits on a timely basis, our operations could be interrupted, which would be harmful to your investment in our common stock.

We are Currently Reliant on our Joint Venture Partner for the Direct Field Operation of the Camar and Tuban Oil and Gas Fields

Together with our joint venture partner, Camar Resources Canada, Inc. (“CRC”) we own 100% of the interests under a Bawean Production Sharing Contract, which gives us the right to operate the Camar and Tuban petroleum blocks in the Java Sea, off the shore of Indonesia. We originally owned 100% of the interests, but we sold 70% of such interests to CRC in 2004. Under the terms of our agreements with CRC, CRC is the day-to-day operator of the Camar fields, and we have no direct operating responsibilities in the field. Accordingly, although we can operate the field independently, presently all of our revenues depend on the successful operation of the Camar field by CRC. While CRC operates the Camar field under our Joint Operating Agreement with them, we cannot exercise absolute control over CRC or the operations in the field. Should CRC fail to operate the Camar field in a profitable manner, or should CRC cause substantial liabilities to arise, or should CRC engage in criminal conduct, or should CRC terminate its commitments to us and cease its operations without prior notice, our business and operations would be adversely effected and the value of your investment could be harmed.

Debt Settlement and Reduction in Percentage Ownership under the Bawean PSC

Under our agreements with our joint venture partner, Camar Resources Canada, Inc., if we are unable to settle and resolve certain vendor liabilities for $4,500,000 or less, and if Camar Resources Canada, Inc. pays such liabilities on our behalf, we may be forced to forfeit some of our ownership interests in the Bawean PSC. These liabilities arise from our acquisition of GFB Java Resources, Ltd. and our settlement with Canadian Imperial Bank of Commerce. For every $150,000 in liabilities that CRC pays, in excess of $4,500,000, our percentage ownership interest in the Bawean PSC will be reduced by 1%. In no event would our interest in the Bawean PSC be lower than 5%. However, any reduction in our ownership interest would result in less revenues to us, and as a result, the value of your investment in our common stock would be harmed.

Litigation Claims and Reduction in Percentage Ownership under the Bawean PSC

We are subject to various litigation claims and disputes in the ordinary course of our business and operations. We are presently a party to several material litigations. While we intend to vigorously defend such litigations, we cannot assure that we will be victorious and we cannot determine what damages, if any, we may be responsible to pay. Should any or all of the litigation matters we are a party to be determined against the Company, our business may be harmed and as a result your investment in our common stock could be negatively effected.

In addition, under our agreements with our joint venture partner, Camar Resources Canada, Inc., if we are unable to resolve the NOWMCO litigation favorably, we may be forced to forfeit some of our ownership interests in the Bawean PSC. For every $150,000 in litigation claims that we must pay in excess of $2,550,000, our percentage ownership interest in the Bawean PSC will be reduced by 1%. In no event would our interest in the Bawean PSC be lower than 5%. However, any reduction in our ownership interest would result in less revenues to us, and as a result, the value of your investment in our common stock would be harmed. A Settlement Agreement was reached by the parties and an Order of Discontinuance was entered with respect to this action on January 6, 2006. The litigation is described further under Part II, Item 2 of this Registration Statement

Our Reserve Data and Future Estimates Are Based on Assumptions that May be Inaccurate and Are Based on Existing Economic and Operating Conditions that May Change in the Future.

There are numerous uncertainties inherent in estimating oil and natural gas reserves and their estimated value, including many factors beyond the control of the operator. The reserve data set forth in this Registration Statement represents only estimates. Reservoir engineering is a subjective and inexact process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. The reserve data included in this Registration Statement represents estimates that depend on a number of factors and assumptions that may vary considerably from actual results, including:

▪	historical production from the area compared with production from other areas;

▪	the assumed effects of regulations by applicable governmental agencies;

▪	assumptions concerning future natural gas and oil prices;

▪	future operating costs;

▪	severance and other operating taxes;

▪	development costs; and

▪	remedial costs.

For these reasons, estimates of the economically recoverable quantities of natural gas and oil attributable to any particular petroleum block, classifications of those reserves based on risk of recovery and estimates of the future cash flows expected from them may vary substantially with actual results. Accordingly, reserve estimates may be subject to upward or downward adjustment, and actual production, revenue and expenditures with respect to our reserves likely will vary, possibly materially, from estimates.

Because most of our reserve estimates are calculated using volumetric analysis, those estimates are less reliable than estimates based on a lengthy production history. Volumetric analysis involves estimating the volume of a reservoir based on the net feet of pay of the structure and an estimation of the area covered by the structure based on seismic analysis. The actual amount of the reserves could differ materially from what our analysis shows. Should the reserves at the Camar field or the Tuban field be substantially less than our reports indicate, the long term operations of the Company could be harmed and the value of your investment could diminish over time.

Lack of Current Development Plans For the Camar Field and the Tuban Field

Historically, we have produced only oil from the Camar field. We believe, based on reserve data, that the Camar field also contains significant volumes of natural gas. We also believe, based on reserve data, that the Tuban field contains oil and natural gas. However, we have no current plans to develop and exploit the Camar field for natural gas production, or the Tuban field for oil or natural gas production. Accordingly, should the Camar oil production subside or cease, or should the oil reserves at Camar fall far short of our expectations, we would be forced to develop the Camar natural gas reserve and the oil and gas reserves at the Tuban field at substantial cost to our Company. Because we have no current development plans, our ability to quickly exploit those resources in the event the Camar field ceased to be profitable, would be impaired. The capital required to develop and exploit the Tuban field for oil and gas, and the Camar field for gas, would be significant and above any amount the Company could presently afford without financing. There can be no assurances that the Company will ever develop the natural gas reserve at the Camar field, or the natural gas or oil reserve at the Tuban field. The lack of this planned development could harm your investment by not providing a strategy to continue operations in the event the Camar field oil production should terminate.

We May Depend on Successful Exploration, Development and Acquisitions of New Petroluem Blocks to Access New Reserves and Revenues in the Future.

In general, the volume of production from natural gas and oil properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Except to the extent we conduct successful exploration and development activities or acquire properties containing proved reserves, or both, our existing reserves will decline as reserves are produced. Our future natural gas and oil production is, therefore, highly dependent on our level of success in finding or acquiring additional reserves, even inside the Camar and Tuban fields. The business of exploring for, developing or acquiring reserves is capital intensive. Recovery of our reserves, particularly undeveloped reserves, will require significant additional capital expenditures and successful drilling operations. To the extent cash flow from operations is reduced and external sources of capital become limited or unavailable, our ability to make the necessary capital investment to maintain or expand our asset base of natural gas and oil reserves would be impaired. In addition, we may be dependent on finding partners for our exploratory activity. To the extent that others in the industry do not have the financial resources or choose not to participate in our exploration activities, we will be adversely affected.

Oil and Natural Gas Prices are Volatile, and Lower Prices will Negatively Affect Our Financial Results.

Our revenue, profitability, cash flow, future growth and ability to borrow funds or obtain additional capital, as well as the carrying value of our properties, are substantially dependent on prevailing prices of natural gas and oil. Historically, the markets for natural gas and oil prices have been volatile, and those markets are likely to continue to be volatile in the future. It is impossible to predict future natural gas and oil price movements with certainty. Prices for natural gas and oil are subject to wide fluctuation in response to relatively minor changes in the supply of and demand for natural gas and oil, market uncertainty and a variety of additional factors beyond our control. These factors include:

▪	the level of consumer product demand;

▪	overall economic conditions;

▪	weather conditions;

▪	domestic and foreign governmental relations;

▪	the price and availability of alternative fuels;

▪	political conditions;

▪	the level and price of foreign imports of oil and natural gas; and

▪	the ability of the members of the Organization of Petroleum Exporting Countries to agree upon and maintain oil price controls.

Declines in natural gas and oil prices may materially adversely affect our financial condition, liquidity and ability to finance planned capital expenditures and results of operations.

We Face Competition from Other Natural Gas and Oil Companies As We Seek to Acquire Rights to New Petroleum Blocks.

We will encounter competition from other natural gas and oil companies in the acquisition of exploratory prospects and proven properties. Our competitors will include major integrated natural gas and oil companies and numerous independent natural gas and oil companies, individuals and drilling and income programs. Many of our competitors are large, well-established companies that have been engaged in the natural gas and oil business much longer than we have and possess substantially larger operating staffs and greater capital resources than we do. These companies may be able to pay more for exploratory projects and productive natural gas and oil properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. In addition, these companies may be able to expend greater resources on the existing and changing technologies that we believe are and will be increasingly important to attaining success in the industry. We may not be able to conduct our operations, evaluate and select suitable properties and consummate transactions successfully in this highly competitive environment.

We are Subject to Governmental Regulations and Environmental Risks.

Our operations are subject to various Indonesian regulations that may change from time to time. Matters subject to regulation include certification of equipment, oil export, oil storage, discharge permits for drilling operations, plug and abandonment bonds, reports concerning operations, the spacing of wells, unitization and pooling of properties and taxation. We also operate under regulations relating primarily to the protection of human health and the environment and to the development, production, handling, storage, transportation and disposal of natural gas and oil, by-products thereof and other substances and materials produced or used in connection with natural gas and oil operations. As a result, we may incur substantial liabilities to third parties or governmental entities and may be required to incur substantial remediation costs for any environmental hazards we cause. We also are subject to changing and extensive tax laws in Indonesia, the effects of which cannot be predicted. Compliance with existing, new or modified laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

We are Subject to Various Operating and Other Casualty Risks that Could Result in Liability Exposure or the Loss of Production and Revenues.

The natural gas and oil business involves operating hazards such as:

▪	well blowouts;

▪	damage to equipment due to marine and/or weather conditions;

▪	mechanical failures;

▪	explosions;

▪	uncontrollable flows of oil, natural gas or well fluids;

▪	fires;

▪	geologic formations with abnormal pressures;

▪	pipeline ruptures or spills;

▪	releases of toxic gases; and

▪	other environmental hazards and risks.

Any of these hazards and risks can result in the loss of hydrocarbons, environmental pollution, personal injury claims and other damage to our properties and the property of others. Under Indonesian law, we would be responsible for the remediation costs of any environmental hazards caused by us. If such environmental hazard were to arise, and if the remediation costs were substantial, our remediation expenditures could negatively impact our operations and harm the value of your investment in our common stock.

We May Not Have Enough Insurance to Cover All the Risks That We and Our Joint Venture Partner Face.

In accordance with customary industry practices, our joint venture partner (the operator of the Camar and Tuban fields) maintains insurance coverage against some, but not all, potential losses in order to protect against potential risks. We do not carry business interruption insurance. We and our joint venture partner may elect not to carry insurance if we believe that the cost of available insurance is excessive relative to the risks presented. In addition, we, and our joint venture partner cannot insure fully against pollution and environmental risks. The occurrence of an event not fully covered by insurance could have a material adverse effect on our financial condition and results of operations.

We Have Substantial Capital Requirements That, if Not Met, May Hinder Operations.

We and our joint venture partner have experienced and expect to continue to experience substantial capital needs as a result of our operations. We expect that additional external financing will be required in the future to fund our growth and our strategy to acquire new petroleum blocks for development, even if we resume oil production by the end of 2005. We, or our joint venture partner, may not be able to obtain additional financing on terms acceptable to us, if at all. Without additional capital resources, we may be forced to limit or defer our planned activities and development initiatives and thereby adversely affect the recoverability and ultimate value of our natural gas and oil properties, in turn negatively affecting our business, financial condition and results of operations. In addition, without adequate capital, we may not be able to pursue our growth strategy of acquiring new petroleum blocks or developing the Tuban field. Our failure to obtain adequate capital could harm the value of your investment in our common stock.

Risks Relating to an Investment in Our Securities:

To Date, We Have Not Paid Any Cash Dividends and No Cash Dividends Will be Paid in the Foreseeable Future.

We do not anticipate paying cash dividends on our common stock in the foreseeable future and we may not have sufficient funds legally available to pay dividends. Even if the funds are legally available for distribution, we may nevertheless decide not to pay any dividends. We intend to retain all earnings for the company's operations.

The Application of the "Penny Stock" Rules Could Adversely Affect the Market Price of Our Common Stock and Increase Your Transaction Costs to Sell Those Shares.

As long as the trading price of our common shares is below $5 per share, the open-market trading of our common shares will be subject to the "penny stock" rules. The "penny stock" rules impose additional sales practice requirements on broker-dealers who sell securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of securities and have received the purchaser's written consent to the transaction before the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the broker-dealer must deliver, before the transaction, a disclosure schedule prescribed by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks. These additional burdens imposed on broker-dealers may restrict the ability or decrease the willingness of broker-dealers to sell our common shares, and may result in decreased liquidity for our common shares and increased transaction costs for sales and purchases of our common shares as compared to other securities.

Our Common Shares are Thinly Traded on the “Pink Sheets”, You May be Unable to Sell at or Near Ask Prices or at All if You Need to Sell Your Shares to Raise Money or Otherwise Desire to Liquidate Your Shares.

Our common shares have historically been sporadically or "thinly-traded" on the “Pink Sheets”, meaning that the number of persons interested in purchasing our common shares at or near bid prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that we are a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot give you any assurance that a broader or more active public trading market for our common stock will develop or be sustained, or that current trading levels will be sustained.

The market price for our common stock is particularly volatile given our status as a relatively small company with a small and thinly-traded “float” and lack of current revenues which could lead to wide fluctuations in our share price. The price at which you purchase our common stock may not be indicative of the price that will prevail in the trading market. You may be unable to sell your common stock at or above your purchase price if at all, which may result in substantial losses to you.

The market for our common shares is characterized by significant price volatility when compared to seasoned issuers, and we expect that our share price will continue to be more volatile than a seasoned issuer for the indefinite future. The volatility in our share price is attributable to a number of factors. First, as noted above, our common shares are sporadically and/or thinly traded. As a consequence of this lack of liquidity, the trading of relatively small quantities of shares by our shareholders may disproportionately influence the price of those shares in either direction. The price for our shares could, for example, decline precipitously in the event that a large number of our common shares are sold on the market without commensurate demand, as compared to a seasoned issuer which could better absorb those sales without adverse impact on its share price. Secondly, we are a speculative or "risky" investment due to our lack of revenues or profits to date and uncertainty of future market acceptance for our current and potential products. As a consequence of this enhanced risk, more risk-adverse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the stock of a seasoned issuer. The following factors may add to the volatility in the price of our common shares: actual or anticipated variations in our quarterly or annual operating results; adverse outcomes of any litigation to which the Company is a party; prolonged periods without out oil production; the termination of our sole operating asset; the sudden loss of our operating partner; and additions or departures of our key personnel, as well as other items discussed under this "Risk Factors" section, as well as elsewhere in this Registration Statement. Many of these factors are beyond our control and may decrease the market price of our common shares, regardless of our operating performance. We cannot make any predictions or projections as to what the prevailing market price for our common shares will be at any time, including as to whether our common shares will sustain their current market prices, or as to what effect that the sale of shares or the availability of common shares for sale at any time will have on the prevailing market price.

Shareholders should be aware that, according to SEC Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (1) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (2) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (3) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (4) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (5) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities. The occurrence of these patterns or practices could increase the volatility of our share price.

Volatility in Our Common Share Price May Subject Us to Securities Litigation.

The market for our common stock is characterized by significant price volatility when compared to seasoned issuers, and we expect that our share price will continue to be more volatile than a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management's attention and resources.

Our Officers and Directors Own or Control Approximately 66.32% (including all options exercisable by them within 60 days of December 15, 2005) of our Outstanding Common Stock, Which May Limit Shareholders' Ability, Whether Acting Individually or Together, to Propose or Direct the Management or Influence the Overall Direction of our Company. Additionally, this Concentration of Ownership Could Discourage or Prevent a Potential Takeover of our Company that Might Otherwise Result in you Receiving a Premium over the Market Price for Your Common Shares.

As of December 15, 2005, our officers and directors beneficially own or control approximately 66.32% (including all options held by officers and directors that are exercisable within 60 days of December 15, 2005) of our outstanding common stock. These persons will have the ability to control substantially all matters submitted to our shareholders for approval and to control our management and affairs, including extraordinary transactions such as mergers and other changes of corporate control, and going private transactions. For example decisions concerning merger opportunities, dilutive issuances of our capital stock or any other transactions requiring a vote of our shareholders would be controlled by our management. While our management does not have any voting agreements in place, if our officers and directors vote in favor of proposals developed by our board of directors, it is likely that such proposals will be approved regardless of the votes of our minority shareholders. In addition, because of the percentage of ownership and voting concentration in our directors and officers, elections of our board of directors will generally be within the control of our directors and officers. While all of our shareholders are entitled to vote on matters submitted to our shareholders for approval, the concentration of shares and voting control presently lies with our directors and officers. As such, it would be difficult for shareholders to propose and have approved proposals not supported by management. There can be no assurances that matters voted upon by our officers and directors in their capacity as shareholders will be viewed favorably by all shareholders of the company.

Our Issuance of Additional Common Stock, Preferred Stock or Options or Warrants to Purchase Those Shares, Would Dilute Your Proportionate Ownership and Voting Rights.

We are entitled under our articles of incorporation to issue up to 100,000,000 shares of common stock. Our officers and directors, since they control the voting of our company as discussed above, could authorize the creation and issuance of preferred stock. After taking into consideration our outstanding common stock and options at December 15, 2005, we will be entitled to issue up to 43,430,607 common shares, of which up to 10,000,000 shares may be issued in the form or stock or stock option awards under the Fortune Oil & Gas, Inc. 2005 Equity Incentive Plan. Our board may generally issue shares of common stock, options or warrants to purchase shares, without further approval by our shareholders based upon such factors as our board of directors may deem relevant at that time. It is likely that we will be required to issue a large amount of additional securities to raise capital to further our development. It is also likely that we will issue additional securities to directors, officers, employees and consultants as compensatory grants in connection with their services. If we issue additional shares of common stock, or options or warrants to purchase those shares, under circumstances we deem appropriate at the time, your percentage ownership and voting rights will be diluted and could be diluted significantly if we issues large numbers of securities.

The Elimination of Monetary Liability Against our Directors, Officers and Employees under Nevada law and the Existence of Indemnification Rights to our Directors, Officers and Employees may Result in Substantial Expenditures by our Company and may Discourage Lawsuits Against our Directors, Officers and Employees.

Our articles of incorporation do not contain any specific provisions that eliminate the liability of our directors for monetary damages to our company and shareholders, however we are prepared to give such indemnification to our directors and officers to the extent provided by Nevada law. We may also have contractual indemnification obligations under our employment agreements with our officers. The foregoing indemnification obligations could result in our company incurring substantial expenditures to cover the cost of settlement or damage awards against directors and officers, which we may be unable to recoup. These provisions and resultant costs may also discourage our company from bringing a lawsuit against directors and officers for breaches of their fiduciary duties, and may similarly discourage the filing of derivative litigation by our shareholders against our directors and officers even though such actions, if successful, might otherwise benefit our company and shareholders.

Legislative Actions, Higher Insurance Costs and Potential New Accounting Pronouncements may Impact our Future Financial Position and Results of Operations.

There have been regulatory changes, including the Sarbanes-Oxley Act of 2002, and there may potentially be new accounting pronouncements or additional regulatory rulings that will have an impact on our future financial position and results of operations. The Sarbanes-Oxley Act of 2002 and other rule changes as well as proposed legislative initiatives following the Enron bankruptcy are likely to increase general and administrative costs and expenses. In addition, insurers are likely to increase premiums as a result of high claims rates over the past several years, which we expect will increase our premiums for insurance policies. Further, there could be changes in certain accounting rules. These and other potential changes could materially increase the expenses we report under generally accepted accounting principles, and adversely affect our operating results.

GLOSSARY

Defined Terms

“Bawean PSC”	means the Production Sharing Contract specific to the Bawean area of operations consisting of the Camar block and the Tuban block.
“Buoy”	means the single anchor leg mooring system used to moor the storage tanker in place.
“CIBC”	is a collective reference to Canadian Imperial Bank of Commerce and CIBC Capital Partners
“CRC”	means Camar Resources Canada, Inc.
“Enterprise”	means Enterprise Trading Limited.
“Fortune”	means Fortune Oil & Gas, Inc.
“FSM”	means Fortune Ship Management Ltd.
“GFB”	means GFB Java Resources Ltd.
“Government”	means the Government of Indonesia
“Indonesia”	means the Republic of Indonesia
“IPOG”	means Indo-Pacific Oil & Gas, Inc.
“IPR”	means Indo-Pacific Resources (Java) Ltd.
“Medco”	means Medco Energi Internasional Tbk.
“NOWMCO”	means National Oil Well Maintenance Company.
“Pertamina”	means Perusahaan Pertambangan Minyak Dan Gas Bumi Negara, the Indonesian state-owned oil and gas company.
“Perusahaan Pertanbangan Minyak dan Gas Bumi Negara”	the non-profit Government-owned operating board that is succeeding to Pertamina’s role as regulator of upstream oil and gas activities under the New Oil and Gas Law.
“VAT”	means Value Added Tax

Oil and Gas Terms
“contract area”
Means a specified geographic area that is the subject of a production sharing arrangement pursuant to which an operator and its partners provide financing and technical expertise to conduct exploration, development and production operations.

“CPP”	means the Central Processing Platform.
“flare”	means the burning off of natural gas that escapes from its reservoir during the pumping of oil in accordance with Indonesian Law.
“FSO”	means floating storage and offloading vessel
“FTP”	means First Tranche Petroleum.
“gross production”	represents the sum of the oil and gas production from each of the Company’s blocks multiplied by the effective interest in such block.
“ICP”	means Indonesian Crude Price, a reference price calculated using a formula determined by the Government.
“MPA”	means the Monopod Platform.
“natural gas”	means a highly compressible, highly expansible mixture of hydrocarbons with a low specific gravity and occurring naturally in a gaseous from.
“net feet of pay”	means the net number of profitable feet for a particular reservoir of pay zone.
“net production”	Represents the Company’s share of gross production after deducting the share payable to the Government pursuant to the terms of the relevant Production Sharing Contract.
“pay zone”	is the term to describe the reservoir that is producing oil and gas within a given wellbore. Pay zones (or oil reserves) can vary in thickness from one foot to several hundred feet.
“production cost”	means, for a given period, cost incurred to operate and maintain wells and related equipment and facilities.
“proved reserves”
means the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangement, but not on escalations based upon future conditions. The definition set out in Rule 4-10 (a) (3) of regulation SX of the Securities and Exchange Act of 1934 is hereby also incorporated by reference.

“reserves”	means the amount of oil or gas in a particular reservoir that is available for production.
“solution gas”	is the gas associate with the production of crude oil and is the gas that is flared or burned off at the platforms.
“sweet natural gas”	means gas that has no more than the maximum sulphur content, as defined by the specifications for the sales gas from a plant or by a legal body.
“WPP”	means the Well head Processing Platform.

Units of Measurement
“Bbls”	means barrels.
“Bbls/d”	means barrels per day.
“BOPD”	means barrels of oil production.
“MBbls/d”	means thousand barrels per day.
“MBOPD”	means million barrels gross oil production.
“MMBbls”	means million barrels.
“MMBbls/d”	means million barrels per day.
“MT”	means metric ton.
“PSI”	means pounds per square inch.

Item 2.        Management’s Discussion of Analysis or Plan of Operation.

You should read this discussion together with the consolidated financial statements and other financial information included in this Form 10.

GENERAL OVERVIEW

The oil properties of the Company consist of the Bawean Production Sharing Contract (“PSC”) in the North Java Sea approximately 430 miles east of Jakarta, Indonesia and 50 miles north of the island of Java. The Bawean PSC consists of two offshore areas which include the Camar and Tuban Blocks. The petroleum lands had been under exploration and development since February 12, 1981 by predecessor firms granted by Pertamina, the government owned oil company in Indonesia with the authority to grant PSCs and similar agreements with operators. Predecessor firms include Kerr-McGee Corporation, Cities Service Oil Co. (“CITGO”) and Enterprise Oil plc (which was acquired by Royal Dutch Shell in 2002). The assets consist of all rights and entitlements relating to the 100% interest in the Bawean PSC and the South Camar Utilization and Unit Operating Agreement (“UOA”), all technical and proprietary information acquired pursuant to the Bawean PSC and Camar UOA, equipment and inventory.

The Camar Block is operated under a production sharing contract. There is no royalty payable, although there is a “First Tranche Petroleum” provision (“FTP”), which is a percentage of the gross production revenue that is shared directly with the Indonesian government, before any cost of recovery or profit oil is taken. The FTP is 20% of the gross production revenue, and the Company is entitled to a 45.45% share of it, up to a maximum of 89.09%. Allowable costs are recovered from the remaining 80% of the gross production, with any unused cost oil being shared with the government in the same proportions as the FTP. Because the field has not performed as well as the previous operator(s) had predicted, there is a large un-recovered cost pool, amounting to approximately $165,479,000 still associated with the Camar oil field, and consequently all of permitted cost oil allowances will revert to the contractor group. Therefore, the Company retains 89.09% of the proceeds of all crude oil sales. We believe that our association with Camar Resources Canada, Inc (“CRC”), the sale of a 70% interest in the Bawean Block Production Sharing Contract to CRC, CRC acting as the Operator of the joint venture, and CRC’s production and management skills in oil production as well as the favorable relations with the Indonesian government will help to overcome the difficulties that prior operators of the field experienced. However, until a vessel is secured by purchase or lease, the production and off loading of oil cannot commence and thus revenues will not be realized. On September 27, 2005, CRC entered into an agreement for the use of a storage tanker at the Camar field with PT. Panji Adi Samudera (PAS) Maritine ("PAS"). The Company anticipates that the storage tanker will be in the field and operational in March 2006.

On November 26, 2004 we entered into an Asset Purchase and Sale Agreement with Camar Resources Canada, Inc. (“CRC”) for the sale of a 70% interest in the Bawean Block Production Sharing Contract in exchange for $10,500,000. The purchase price was allocated between amounts to be placed in a Joint Operating Account ($1,000,000), amounts to be used for the settlement of trade debt ($4,500,000) and funds to the Company for general operations ($5,000,000). Under the terms of the agreement CRC is to act as the Operator of the project. The net proceeds from the operation are to be shared 70% by CAMAR and 30% by the Company. The transaction was completed on January 14, 2005 and all remaining funds due us were transferred as of that date. As a result of the above transaction, $9,712,950   was reported as a gain on the sale of oil rights during the nine months ended September 30, 2005.

The funds deposited in the Joint Operating Account are to be used by the Operator as our 30% of operating expenses whereas the remaining 70% of operating expenses is to be paid by CRC as their share of operating expenses. The Joint Operations Account is replenished through quarterly cash-calls by the Operator of the Bawean PSC to the Joint Venture Partners. As of September 30, 2005 we have a credit remaining of $348,933 in the Joint Operating Account for future expenditures.

The $4,500,000 of funds deposited in the Trade Debt Settlement Account is to be used for the settlement of debt with creditors, less amounts owed to the Indonesian Government for VAT. As of December 31, 2004 the total amount owing for such debts was $9,826,622. As of September 30, 2005 we were successful in reducing the debt balance by $6,169,976by negotiating favorable settlement agreements with creditors. As a result of these settlement agreements we recorded a gain, in other income, of $3,166,558. It should be noted that if we are not able to settle the remaining amounts due, we could request CRC to pay off such amounts in exchange for a reduction in our remaining 30% share interest. Our agreement allows for the reduction of 1 percentage point for each $150,000 paid by CRC on our behalf.

Additionally, under the terms of the agreement, CRC is to pay the VAT amount owing the Indonesian government, amounting to $2,809,338 as of December 31, 2004, gross of any VAT receivables and net of all interest expense accrued as of the time of the payment by CRC. VAT paid by PSC’s in Indonesia is a refundable tax. We are to reimburse CRC for such payment, or for any part of such payment that has not been refunded by the Indonesian Government, within six months with interest at 1.5% per month.

Finally, if there is a final settlement in the National Oil Well Maintenance Company and Enterprise Trading Limited versus Fortune Oil and Gas Inc, Fortune Ship Management Ltd and Indo-Pacific Resources (Java) Ltd. lawsuit that we are unable to satisfy then CRC will pay the short fall and we shall transfer to CRC percentage interests in accordance with the same formula as stated in the previous paragraph. As of September 30, 2005 the parties had not reached a settlement agreement. A Settlement Agreement was reached by the parties and an Order of Discontinuance was entered with respect to this action on January 6, 2006. The litigation is described further under Part II, Item 2 of this Registration Statement

For the year ended December 31, 2004, we achieved revenues from oil properties of $3,069,747. Our oil production during the year was curtailed in April 2004 due to production difficulties associated with pipeline blockage and equipment malfunctions complicated by cash flow shortfalls which further delayed repairs of the oil production capabilities. Finally, on August 19, 2004, the vessel used for the storage of produced crude oil was handed over to the debt holder of the vessel for non-payment of debt obligations. From the date of loosing the vessel used for storage we had no alternative arrangement for the use of a tanker for storage of oil produced at the Camar field. Therefore we suspended oil production and have not generated revenue from oil production since. As a result, we sold 96,940 barrels of oil during the year ended December 31, 2004 down from 134,894 barrels of oil sold during the year ended December 31, 2003.

 In the past we have experienced production delays due to mechanical malfunctions and cash flow difficulties. We believe that the joint venture agreement with CRC will assist in overcoming these difficulties. The production of oil in years 2004, 2003 and 2002 was negatively impacted causing negative gross margins after production costs, net losses for the applicable years and negative cash flow from operations. Likewise, for the nine months ended September 30, 2005 there was not any production of oil. However, the past trends of negative operations will, we believe, reverse itself due to: the maintenance and operation of the oil fields being operated by CRC as the Operator, CRC being responsible for 70% of total operating costs while we will be responsible for 30% of the operating costs; securing of a vessel to off load the oil production and the ability to sell the oil to third parties and the general price increases in the price per barrel in the world markets. Once oil production is commenced, we believe that the gross oil revenues of the joint operations will increase and will produce profitable operations for the Joint Partners and thus to our 30% share of operational results.

During the months of January through March the geographical location of our oil properties often experiences storms and high seas. While such conditions make it difficult to impossible to off load oil production, it does not, in general, preclude us from producing oil and storing it in the moored vessel that will be used of storage. Once calm seas are returned, the production stored may be off loaded and sold.

Our financial results are largely dependent on a number of factors, including commodity prices. Commodity prices are outside of our control and historically have been and are expected to remain volatile. Commodity prices are affected by changes in market demands, overall economic activity, weather, pipeline capacity constraints, inventory storage levels, basis differentials and other factors. As a result, we cannot accurately predict future crude oil prices and therefore, cannot accurately predict revenues. In the nine months ended September 30, 2005 we did not realize any revenues from oil production due to the lack of a vessel to store oil production. In 2004, for the oil produced and sold, our realized oil price was 42.3%% higher than in 2003.

RESULTS OF OPERATIONS

 Nine Months Ended September 30, 2005 Compared to the Nine Months Ended September 30, 2004

The following tables set forth the percentage relationship to total revenues of items included in the Company’s Consolidated Statements of Operations for nine months ended September 30, 2005 and 2004.

Revenues

The Company did not have the ability to produce oil during the nine months ended September 30, 2005 as a result of not having a vessel to store production while awaiting the sale and off loading to a customer’s vessel. Revenues for the nine months ended September 30, 2004 are exclusively from oil production. We do not presently have the ability to derive production volumes from natural gas and, as a result, all gases are flared.

For the nine months ended September 30,	$	$	$	%
	2005	2004	Change	Change
Income from Oil and Gas Properties	$-	$3,069,747	$(3,069,747)	(100.0)%
Average Prices -
Oil sales price (per Bbl)	-	$31.67	N/A	N/A
Oil produced (Bbl’s)	-	96,940	N/A	N/A

Oil sold for the nine months ended September 30, 2004, amounting to 96,940 Bbls, ceased full operations on April 5, 2004 due to a mechanical malfunction in our largest producing well, CM-1. Additionally, on August 14, 2004 the vessel, into which the produced oil was to be stored, off loaded and brought to market, was handed over to the debt holder as partial payment for the loan secured by the vessel. The Company did not have a method to store produced oil production thereafter and, therefore there was no further production throughout the year.

Operating Costs and Expenses

Production Costs

For the nine months ended September 30,	$	$	$	%
	2005	2004	Change	Change
Production Costs		$3,085,952	$(3,085,952)	(100.0)%

 During the nine months ended September 30, 2005 the production facilities were idle and, therefore, all cost incurred have been reported as Other Expense - Idle facilities.

The total production costs incurred in the nine months ended September 30, 2004 were $3,085,952 which consisted of direct costs of oil production of approximately $2,599,044 and vessel related costs of $486,908.

The direct costs of production of $2,599,044 consisted principally of -

•	$1,252,000 of capitalized crude oil included in yearend inventories as of December 31, 2003.
•	$689,000 of rentals for supply charters and generators
•	$142,000 of production crew salaries
•	$205,000 for expenditures related to oil lifting costs
•	$90,000 of insurance costs
•	$78,000 of fuel costs
•	$43,000 of communication costs
•	$25,000 of food related costs for the production crew
•	$25,000 of storage and handling costs
•	$50,000 of other miscellaneous costs.
•
The vessel related cost of approximately $486,908, consisted principally of -
•	$193,000 of vessel crew costs
•	$124,000 of vessel related insurance costs
•	$69,000 of vessel maintenance and upkeep costs
•	$47,000 of vessel crew living quarters costs
•	$54,000 of other miscellaneous costs

We lost the use of the vessel on August 19, 2004 when the vessel was handed over to the debt holder of the vessel as partial payment on the loan.

Depreciation and depletion of oil and gas properties

For the nine months ended September 30,	$	$		$	%
	2005	2004		Change	Change
Depreciation and depletion	$81,427	$340,738	$	(259,311)	( 76.1%)
Percentage of Total Revenues	N/A	11.1%

Depreciation costs incurred in the nine months ended September 30, 2005 have been classified as Idle Depreciation in Other Income and Expenses below. Comments included in this section relate to the explanation of the decrease in depreciation expense for the nine month periods ending September 30, 2005 and 2004.

Depreciation of oil equipment and depletion of oil properties decreased by 76.1% for the nine months ended September 30, 2005 from the nine months ended September 30, 2004. The principal reason for the decrease in depreciation expense was due to the loss of the vessel, which had a book value of $ 1,910,262 on August 19, 2004, the date the vessel was handed over to the debt holder due to non-payment of monthly debt payments.

On February 18, 2005 the Company purchased a buoy mooring system, which is required for vessel off loading of oil production, at a gross cost of $500,000 and commenced depreciation during the period. Depreciation expense of $81,427 for the nine months ended September 30, 2005 was included in Other income (expense) - property and equipment maintenance costs in the Statement of Operations for the period then ended as the Company was not facilitated for production during the period principally due to the lost use of the vessel.

Depreciation of oil equipment and depletion of oil properties decreased by 76.1%, or $259,311, for the nine months ended September, 2005 from the nine months ended September 31, 2004. Depletion of the oil reserves was not charged to operations in the nine months ended September 30, 2005 because the oil production facilities had been idle since August 19, 2004 when the owner of the vessel foreclosed on the loan, due to non-payment, and took possession of the vessel.

Selling, general and administrative costs

For the nine months ended September 30,	$	$	$	%
	2005	2004	Change	Change
Selling, General and Administrative Costs	$2,860,030	$2,010,739	$849,291	42.2%
Percentage of Total Revenues	N/A	65.5%

Selling, general and administrative costs increased by $849,291or 42.2% due to -

•	An increase of $181,533 incurred in relation to consulting fees associated with the VAT tax owed the Indonesian government
•	An increase of $222,000 incurred in relation to accounting consulting fees.
•	An increase of $158,000 incurred in relation to the employees who were laid off as a result of the 70% sale of our oil rights and CRC becoming the Operator of the oil field.
•	An increase of $223,870 for compensation expense recorded in connection with the granting of options.
•	An increase of $130,000 in legal expenses related to legal matters and lawsuits, the sale of the 70% interest in oil rights and general corporate matters.
•	A decrease of $64,000 for salary of an expatriate.
•	A net decrease of $2,112 for other matters.

Other Income and Expense

Other income and expense consisted of the following items:

For the nine months ended September 30,
	$	$	$	%
	2005	2004	Change
Gain on settlement of trade payables at less than recorded values	$3,166,558	$-	$3,166,558	100.0%
Foreign exchange gain (loss)	(85,242)	(20,875)	64,367	308.3%
Interest expense	418,490	725,806	(307,316)	(42.3)%
Gain on sale of oil rights	9,712,950	-	9,712,950	100.0%
Idle depreciation	81,428	-	81,428	100.0%
Legal settlement cost	90,000		(90,000)	(100.0)%
Property and equipment maintenance costs	554,398	-	554,398	100.0%
Other income (expense)		(765)	765	100.0%

The gain on the settlement of trade payables at less than recorded values results from negotiations and payments with various unsecured creditors for the settlement of the amounts owed at amounts less than those recorded as a liability.

The net foreign exchange gain (loss) was due to gains realized from accounts payable recorded in foreign currencies and the related fluctuations of such currencies at the time of payment and unrealized gains or (losses) recorded for the change in the stated value of assets or liabilities as of the end of the quarter.

The gain on the sale of oil rights pertains to the November 26, 2004 agreement, which was effective on January 14, 2005 which we entered into with CRC for the sale of a 70% interest in the Bawean Block Production Sharing Contract in exchange for $10,500,000. The net gain amounted to $9,712,950. The basis of the oil rights was $1,102,595 at December 31, 2004.

The legal settlement cost was a result of the settlement agreement reached in connection with the Glencore litigation.

Property and equipment maintenance costs during the nine months ended September 30, 2005 of $554,398, and idle depreciation expense of $81,427 relates to the fixed costs and continuing employee and related costs during the period in which the Company had no production and all facilities were idle.

Interest expense consists of interest on short term obligations, VAT taxes payable and withholding of corporate income taxes and personal income tax withholdings and the accrued interest related to the NOWMCO outstanding debt. . The amount of interest expense for the nine month ended September 30, 2005 decreased by $307,316 from the amount accrued during the nine months ended September 30, 2004 due to the payment of approximately $2.0 million of interest bearing short term debt during the period. The majority of the interest expense, $165,580, is additional accrued interest on the NOWMCO debt and $239,117of additional accrued interest on unpaid VAT and withholding taxes due the Indonesian government and accrued interest of $13,817 for funds advanced by CRC in the payment of vendor debts and VAT taxes.

Income Taxes

We account for income taxes under the liability method, which requires us to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. As of September 30, 2005, the deferred tax assets related to our net operating loss carry-forwards are fully reserved. The Company has not provided an income tax provision for the nine months ended September 30, 2005 and for the nine months ended September 30, 2004 due to the available federal tax loss carry forwards of $12,827,374 as of December 31, 2004, capital losses available to offset capital gains and because earnings will not be taxable by the Federal Government until the earnings are repatriated to North America.

Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003

The following tables set forth the percentage relationship to total revenues of items included in the Company’s Consolidated Statements of Operations for the years ended December 31, 2004 and 2003.

Revenues

Revenues for 2004 and 2003 are exclusively from oil production. We do not presently have the ability to derive production volumes from natural gas and, as a result, all gases are flared.

	$	$	$	%
	2004	2003	Change	Change
Income from Oil and Gas Properties	3,069,747	3,003,124	66,623	2.2%
Average Prices -
Oil sales price (per Bbl)	31.67	22.26	9.41	42.3%
Oil produced (Bbl’s)	96,940	134,894	(37,954)	(28.1%)

The increase in income from oil and gas properties is a result of decreased oil sales of 37,954 Bbls, or 28.1% and an increase in the price of oil of 42.3% to an average of $31.67 per Bbl. The $66,623 increase in oil revenues was a result of the price increase of $9.41 per Bbl, or approximately $912,000 offset by a decrease in oil sold of 37,954 Bbls, or $845,000.

Oil sold for 2004, which totaled 96,940Bbls, ceased full operations on April 5, 2004 due to a mechanical malfunction in our largest producing well, CM-1. Additionally, on August 14, 2004 the vessel, into which the produced oil was to be stored, off loaded and brought to market, was handed over to the debt holder as partial payment for the loan secured by the vessel. The Company did not have a method to store produced oil production thereafter and, therefore there was no further production throughout the year.

Oil sold for 2003, which totaled 134,894 Bbls, occurred throughout the year as the Company did not experience any major delays due to equipment failure or other related causes.

Operating Costs and Expenses

Production Costs

	$	$	$	%
	2004	2003	Change	Change
Production Costs	3,048,781	2,247,235	801,546	35.7%

Percentage of Total Revenues	99.3%	74.8%

Production costs increased by $801,546 or 35.7%% for the year ended December 31, 2004 over those costs for the year ended December 31, 2003. The total costs incurred in the year ended December 31, 2004 were approximately $3,050,000 which consisted of direct costs of oil production of approximately $2,657,000 and vessel related costs of $392,000 compared to total production costs of approximately $2,247,000 which consisted of direct costs of oil production of $1,632,000 and vessel related costs of $616,000 for the year ended December 31, 2003.

The direct costs of production increase of $1,025,000, or 62.8% was a result of-

▪
an increase in gross production costs of approximately $1,444,000 of costs which were capitalized as inventory for the year ended December 31, 2003 and expensed as Production Costs in the year ended December 31, 2004 upon the sale of the oil.

▪	a decrease of $115,000 for a reduction of expatriate supervisory personnel.

▪	a decrease of $87,000 of equipment rentals for generators that where no longer needed upon the stoppage of oil production.

The vessel related cost decrease of approximately $225,000, or 36.5% was principally a result of the loss of the use of the vessel on August 19, 2004 when the vessel was handed over to the debt holder of the vessel as partial payment on the loan.

However, the significant cost reductions were a result of-

▪	a $52,000 decrease in insurance expense

▪	a $38,000 decrease in crew and related ship overhead expenses

▪
a $217,000 decrease in royalties due the Canadian Imperial Bank for funds advanced to the Company in relation to a $1.5 million loan completed in May 2000. Under the settlement agreement with CIPC, royalties were no longer payable.

▪	$82,000 of other offsetting expense increases.

Depreciation and depletion of oil and gas properties

	$	$	$	%
	2004	2003	Change	Change
Depreciation and depletion	344,082	950,813	(606,731)	(63.8%)

Percentage of Total Revenues	11.2%	31.7%

Depreciation of oil equipment and depletion of oil properties decreased by 63.8%, or $606,731, for the year ended December 31, 2004 from the year ended December 31, 2003. The decrease was a result of-

▪
a reduction of depletion of oil properties by approximately $460,000 from approximately $593,000 for the year ended December 31, 2003 to approximately $133,000 for the year ended December 31, 2004 which was a result of decreased sales of oil of 28.1% and a decreased in the oil reserves of 37.8%. As of December 31, 2004 the estimated oil reserve was 211,000 Bbls and net oil and gas property was $1,102,595 compared to an estimated oil reserve of 339,000 Bbls and net oil and gas property of $1,236,045 for the year ended December 31, 2003.

▪
a reduction of depreciation of vessel costs from approximately $341,528 to $197,000, or a reduction of 42.3%. The reduction was a direct result of the lost of the services of the vessel effective August 19, 2004.

Our depletion expense is driven by many factors including certain costs spent in the development of producing reserves, production levels, and estimates of proved reserve quantities.

Selling, general and administrative costs

	$	$	$	%
	2004	2003	Change	Change
Selling, General and Administrative Costs	2,874,456	3,052,765	(178,309)	(5.8)%

Percentage of Total Revenues	93.6%	101.7%

Selling, general and administrative costs decreased by $178,309 or 5.8% due to -

▪	an increase of $115,000 in Board of Director Fees

▪	an increase of $194,000 in legal fees in connection with defense and counter claims of lawsuits filed.

▪	a decrease of $108,000 in travel related expenses.

▪	a recovery of an $189,000 account receivable that was written off in calendar 2002

▪	a decrease of $200,000 for accrued legal expenses in relation to the Glencore lawsuit.

Other Income and Expense

Other income and expense consisted of the following items:

	$	$	$	%
	2004	2003	Change	Change
Loss on disposal of property, plant and equipment	9,840	-	9,840	100.0%
Other income		11,437	(11,437)	100.0%
Foreign exchange gain (loss)	(29,344)	86,138	(115,482)	(134.1)%
Interest expense	913,615	802,927	110,688	13.8%

The net foreign exchange gain (loss) was due to realized gains realized from accounts payable recorded in foreign currencies and the related fluctuations of such currencies at the time of payment and unrealized gains or (losses) recorded for the change in the stated value of assets or liabilities as of the end of the year.

Interest expense consists of interest on short term debt, VAT taxes payable and withholding of corporate income taxes and personal income tax withholdings. The amount of interest expense for the year ended December 31, 2004 increased by $110,688, or 13.8%, from the amount accrued during the year ended December 31, 2003 due to-

▪	additional accrued interest of approximately $30,000 due to Canadian Imperial Bank of Commerce in connection with the May 23, 2000 borrowing of $1,500,000.

▪
approximate increase of $225,764 due to the debt holder of the vessel purchased for storage of produced oil. The vessel was handled over to the debt holder in August 2004 as partial payment of the debt and, as a result of this action, production of oil ceased.

▪	the payment of principal and interest on unsecured short term loans amounting to $445,000 resulted in a decrease in interest expense of approximately $112,000.

▪	payments made against unsecured loans, net of additional accrued interest, resulted in a reduction of interest expense of approximately $32,000.

Income Taxes

We account for income taxes under the liability method, which requires us to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. As of December 31, 2004, the deferred tax assets related to our net operating loss carry-forwards are fully reserved. The Company has not provided an income tax provision for the year ended December 31, 2004 and for the year ended December 31, 2003 due to the available federal tax loss carry forwards of $12,827,374 an $10,712,097 respectively, capital losses available to offset capital gains and because earnings will not be taxable by the Federal Government until the earnings are repatriated to North America.

Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002

The following table sets forth the percentage relationship to total revenues of items included in the Company’s Consolidated Statements of Operations for the year ended December 31, 2003 and 2002.

Revenues

Revenues for 2003 and 2002 are exclusively from the sale of oil production. We do not presently have the ability to derive production volumes from natural gas and, as a result, all gases are flared.

	$	$	$	%
	2003	2002	Change	Change
Income from Oil and Gas Properties	3,003,124	2,025,955	977,169	48.2%
Average Prices -
Oil sales price (per Bbl)	22.26	21.11	1.15	5.4%
Oil (Bbls)	134,894	95,980	38,914	40.5%

The increase in income from oil and gas properties is a result of increased oil sales of 38,914 Bbls and an increase in the price of oil sales prices of 5.4% to an average of $22.26 per Bbl. The approximate increase of $977,000 in oil revenues was a result of the price increase of $1.15 per Bbl, or approximately $155,000 and an increase in Bbl sold of 38,914 Bbls, or approximately $821,000.

Oil sold for 2003, which totaled 134,894 Bbls, occurred throughout the year. Oil sold for 2002, which totaled 95,890Bbls, occurred during the months of May through December 2002. There was not any production prior to May 2002 as there was not a vessel to store produced oil. A vessel was chartered in May 2002 and thus oil production commenced. The vessel purchased by the Company was not completed with retrofitting and ready for production until May 2002.

Operating Costs and Expenses

Production Costs

	$	$	$	%
	2003	2002	Change	Change
Production Costs	2,247,235	2,751,296	(504,061)	(18.3%)

Percentage of Total Revenues	74.8%	135.8%

Production costs decreased by $504,061 or 18.3% for the year ended December31, 2003 from those costs for the year ended December 31, 2002. The total costs incurred in the year ended December 31, 2003 were approximately $2,247,000 which consisted primarily of direct costs of oil production of approximately $1,631,000 and vessel related costs of $616,000 compared to total production costs of approximately $2,751,000 which consisted of direct costs of oil production of $1,620,000, and vessel related costs of $1,131,000 for the year ended December 31, 2002.

The direct costs of production increased for the year ended December 31, 2003 over the year ended December 31, 2002 by $11,000, or 0.7% and were a result of-

▪	a $599,000 increase in marine charter costs, or 84.1% which was the result of a full year of production in 2003 and due to the lack of any oil production during the period January through April 2002.

▪	an approximate $794,000 decrease in net production costs due to capitalization of yearend costs as inventory on-hand.

▪	a $200,000 increase in various production costs due to less than a full year of production in calendar 2002.

The vessel related cost decrease of approximately $515,000, or 45.6% was principally a result of the following-

▪	a one time $165,000 delivery charge for the oil storage tanker which was purchased and retro fitted and put into service in May 2002.

▪
a $350,000 decrease in crew and related ship overheard costs incurred during the period of retro fitting in 2002 and not recurring in 2003. During this period the Company changed the ship management from a Greek management company to an Indonesian management company which resulted in lower management and crew expenses.

Depreciation and depletion of oil and gas properties

	$	$	$	%
	2003	2002	Change	Change
Depreciation and depletion	950,813	960,572	(9,759)	(1.0%)

Percent of Total Revenues	31.7%	47.4%

Depreciation of oil equipment and depletion of oil properties decreased by 1.0% for the year ended December 31, 2003 from the year ended December 31, 2002.

Our depletion expense is driven by many factors including certain costs spent in the development of producing reserves, production levels, and estimates of proved reserve quantities and future developmental costs at the end of the year.

As of December 31, 2003 the estimated oil reserve was 339,000 Bbls and net oil and gas property was $1,236,045 compared to an estimated oil reserve of 316,000 Bbls and net oil and gas property of $1,829,480 at December 31, 2002.

Selling, general and administrative costs

	$	$	$	%
	2003	2002	Change	Change
Selling, General and Administrative Costs	3,052,765	3,676,687	(623,922)	(17.0)%

Percentage of Total Revenues	101.7%	181.5%

Selling, general and administrative costs decreased by $623,922 or 17% principally due to:

▪
the issuance of 9,998,400 shares of common stock of the Company valued at $1,999,680 to the Company’s CEO and the Company’s President in payment of accrued salaries and wages during the year ended December 31, 2002. No corresponding charge was made in 2003.

▪	an increase in Board of Directors fees of $115,000.

▪	an increase in legal expenses of $638,000 in connection with legal defenses and counter claims of lawsuits filed.

▪	an increase in fees paid to professional consultants of $89,000.

▪	an increase in salaries paid in the management group operations of $38,000 due to additional personnel.

▪	the write off, in 2003, of an $189,000 bad debt.

▪	an increase in travel and related expenses of $119,000

▪	an increase of $98,000 related to financing and investor relations expenses

Other Income and Expense

Other income and expense consisted of the following items:

	$	$	$	%
	2003	2002	Change	Change
Other Income	11,437	19,300	(7,863)	(40.7)%
Foreign exchange gain (loss)	86,138	(557,186)	643,324	115.5%
Interest expense	802,927	970,623	(167,696)	(17.3)%

The net foreign exchange gain (loss) was due to realized gains realized from accounts payable recorded in foreign currencies and the related fluctuations of such currencies at the time of payment and unrealized gains or (losses) recorded for the change in the stated value of assets or liabilities as of the end of the year.

Interest expense consists of interest on short term debt, VAT taxes payable and withholding of corporate income taxes and person income tax withholdings. The amount of interest expense for the year ended December 31, 2003 decreased by $167,696, or 17.3%, from the amount expensed during the year ended December 31, 2002 due to a principle payment of short term debt to CIBC and the payment of accrued interest via issuance of the Company’s common stock during the year.

Income taxes

We account for income taxes under the liability method, which requires us to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. As of December 31, 2003, the deferred tax assets related to our net operating loss carry-forwards are fully reserved. The Company has not provided an income tax provision for the year ended December 31, 2003 due to the available federal tax loss carry forwards of $10,712,097, capital losses available to offset capital gains and because earnings will not be taxable by the Federal Government until the earnings are repatriated to North America.

LIQUIDITY AND CAPITAL RESOURCES

We have funded our business, to date, primarily from issuances of equity and debt securities as well as the sale of a 70% interest in the Bawean PSC in exchange for $10,500,000 which was effective as of January 14, 2005. Our sources of liquidity are cash flows which may be a result of the production and sale of oil through our joint venture with CRC. Since the completion of the Agreement, the joint venture has not produced and sold any oil. This is principally a result of the joint venture not having a vessel to off load the oil production. Although the joint venture continues to actively seek to contract for a vessel, there is not in place one to do so. Therefore, we are currently experiencing negative cash flow as a result of our requirement, by the Agreement, to fund 30% of the Operators expenses and our continuing obligations for general and administrative expenditures. We will attempt to sell the mooring equipment to the party to the vessel charter agreement, once it is obtained, in an attempt to provide positive cash flow to the Company. We believe that the Operator will be able to secure a vessel for off loading and to begin the production of oil within ninety days of securing the vessel. Within six months after securing the vessel, we expect to be cash flow positive from operations.

We will be able to fund future operations from the Company’s remaining cash contribution of $348,933 in the Joint Venture Cash Account as of September 30, 2005. In addition the revenue to be received from the sale of the mooring system, and the production and sale of oil (which should commence within 90 days of securing a vessel for offloading), additional equity or debt financings and advances from the shareholders of the Company will be used to fund future operations. We have been advised by CRC, the Operator of the Bawean PSC, that a vessel may be in place in January 2006. We believe that we will be cash flow positive from operations within six months of securing the vessel, assuming our production is uninterrupted and we have no significant unforeseen increases in operating expenses. Predominately all of the major vendors of which the company has been in arrears have been negotiated and paid, and the final major vendor has been paid directly by our joint venture partner, CRC. Other short term obligations will be paid as our cash flow will allow, which should be after the resumption of oil production and/or the securing of outside financing.

For the Nine Months Ended September 30, 2005

Cash used in operating activities was $8,568,632 for the nine months ended September 30, 2005 as compared to cash used in operating activities of $500,414 for the nine months ended September 30, 2004. At September 30, 2005 we had a working capital deficit of $12,543,868. Operating cash flows for the nine months ended September 30, 2005 reflect our net profit of $8,789,922. Additionally, cash payments of interest during the nine months ended September 30, 2005 amounted to $498,586.

Cash provided by investing activities of $8,468,638 for the nine months ended September 30, 2005 consisted primarily of the purchase of a buoy mooring system for $500,000 in anticipation of securing a vessel for oil off loading offset by the receipt of the final payment of $9,000,000 for the 70% sale of oil rights.

 Cash provided by financing activities for the nine months ended September 30, 2005 was $97,893. This consisted principally of the payoff of short-term debt set off against advances from CRC totaling $97,893 and the issuance of common shares in payment of Directors Fee which had a book value of $1,754,178. During the period the following debts were paid; Asian Companies, companies controlled by Company’s directors, ($188,220), RBM ($210,820), Alislair MacLeannar ($125,000), Maraman Ltd. ($579,056), Michael Hendri ($130,000) CIBC ($933,750) and an advance of $2,264,739 to CRC was incurred.

During the nine months ended September 30, 2005, we had a net profit of $8,789,922 of which $9,712,950 consisted of net profits from the sale of the 70% % interest in the Bawean Block Production Sharing Contract for a gross purchase price of $10,500,000 and $3,166,558 from the settlement of outstanding debt at less than values recorded in prior periods. Offsetting the gains were expenses for general and administrative expenses and continuing expenses for the maintenance of property and equipment, depreciation expense and interest expense.

During the year ended December 31, 2004, our independent auditors have included an explanatory paragraph in their audit report issued in connection with our financial statements which states that our recurring operating losses raise substantial doubt about our ability to continue as a going concern.

Based on our current plans, which includes the future operation of the joint venture with CRC, we believe that our cash, cash equivalents prepaid joint venture operating expenses and anticipated sale of our buoy mooring system are sufficient to meet the cash call requirements in the near term giving the Joint Operation opportunity to generate cash flow for the Company. As of September 30, 2005 we had cash of approximately $6,905 and restricted cash of $58,833, a prepaid joint operating balance of approximately $348,933 which is the equivalent of approximately $1.2 million of total operating expenses because our contractually required share is 30% of total expenses, and are anticipating to sell the buoy mooring system in a sale/leaseback transaction in which the Operator (CRC) would lease it on behalf of the joint venture.

Changes in Working Capital between September 30, 2005 and December 31, 2004

During the nine months ended September 30, 2005, the Company decreased its working capital deficit from $23,645,185 to $12,543,868, or an $11,101,317 decrease. The principal reasons for the decrease in negative working capital were as follows:

•
Decrease in accounts payable and accrued expenses by $6,257,505. During the period the Company received the remainder of the funds from the $10.5 million sale of a 70% interest in oil rights, or $9,000,000, and used a portion of the funds received to pay down outstanding payables.

•
Decrease in short term debt by $1,402,107. As noted above, the Company received the final payment on the sale of a 70% interest in its oil rights and used a portion of the funds received to pay down outstanding short term debt.

•
Advances payable to related parties and accrued salaries and wages decreased by $243,750and $287,302, respectively. As noted above, the Company received the final payment on the sale of a 70% interest in its oil rights and used a portion of the funds received to pay down these outstanding obligations.

•	Decrease in Directors Fees by $1,604,000 which was paid by the issuance of 17,491,784 shares of common stock.
•
Other current assets increased by $360,529 as a part of the requirements of the Agreement for the sale of a 70% interest in its oil rights wherein we were required to deposit $1,000,000 in the Joint Operating Account. As of the end of September 30, 2005, there remained a prepaid balance, for future operations of the Operator, of approximately $348,933 as our 30% share of future expenditures.

•	Decrease in taxes payable by $1,001,609 and increase of tax receivables of $456,842 as a result of adjusted interest and payments made by CRC on behalf of the Company.
•	Decrease in interest payable of $345,394, principally related to interest due the Indonesian government on tax related payables.
•	Other, net $55,963.

For the Year Ended December 31, 2004

At December 31, 2004 our principal sources of liquidity consisted of $9,776 of cash. On November 26, 2004 our wholly-owned subsidiary, Indo Pacific Resources (Java) Ltd, (“IPR”) entered into an Asset Purchase and Sell Agreement with Camar Resources Canada, Inc. (“CRC”), for the sale of a 70% interest in the Bawean PSC dated February 12, 1981 rights in exchange for $10,500,000. Advance payments were made on November 19, 2003 and February 4, 2004 in the amounts of $1,000,000 and $500,000 respectively and the final payment of $9,000,000 was made on January 14, 2005.

The Company had a net loss for the year of $(4,150,371) and had negative working capital at December 31, 2004 of $23,645,185.

The net cash used in Operating Activities was $1,108,753 principally as a result of the net loss for the year reduced by depreciation and amortization on capital assets and oil reserves amounting to $344,082, a decrease in inventories of $1,444,004, increases in accounts payable of $856,551, and increase in Director Fees payable of $708,000 and increased by a decrease in taxes payable of $658,089. Other elements of cash used in operating activities netted to $347,070. Amortization of oil reserves was based upon engineering reports received by the Company for estimates of proven oil reserves and amounted to $133,450. Depreciation of the vessel, amounting to $197,260, ceased on August 14, 2004 when the vessel was handled over to the debt holder for non-payment of amounts due. The decrease in inventories of $1,444,004 represents oil production produced and remaining as of the end of calendar year 2003 but not sold or off lifted until 2004. The increase in accounts payable and accrued expenses of $856,551 to $11,855,631 was a result of the Company’s continuing cash flow demands. However, it should be noted that upon the receipt of the final $9,000,000 from the Agreement for the sale of a 70% interest in the Company’s oil reserves in January 2005, accounts payable were reduced by payments and negotiated reductions of debt by approximately 40%. Director’s fees payable increased by $708,000 in the year to $1,781,000. However, in January 2005 the accrued Director Fees were paid, on a non-cash basis, by the issuance of 17,491,784.shares of common stock. Taxes payable decreased by $658,089 principally by the payment to the Indonesian government of accrued income tax withholdings.

Cash provided by financing activities was $1,118,089 due to:

▪	the reduction of amounts owed NOMWCO/Enterprise for the offset of the net book value of the vessel at the time the vessel was handed over to Enterprise for failure to pay amounts owed timely

▪	the reduction of amounts due RBM financial for loan made to the Company in December 2000 and January 2001

▪	the increase in advance funds received during the year of $500,000 from the sale of a 70% interest in oil rights

▪	the approximate $800,000 increase in short term loans provided the Company to prevent cash flow shortfalls

Changes in Working Capital between December 31 2004 and December 31, 2003

During the year ended December 31, 2004, the Company increased its negative working capital from $21,857,550 to $23,645,185, or $1,787,635. The principal reasons for the increase in negative working capital were as follows:

▪	a decrease in inventories of oil as of December 31, 2003 of $1,444,004 which were sold during calendar year 2004

▪	an increase in Accounts Payable and accrued expenses of $856,551

▪	an increase in Director Fees Payable of $708,000

▪	a decease in short-term debt of $792,175

▪	a decrease in taxes payable of $658,089

▪	other, net $229,344

For the Year Ended December 31, 2003

At December 31, 2003 our principal sources of liquidity consisted of $12,036 of cash. The Company had a net loss for the year of $(3,953,041) and had negative working capital at December 31, 2003 of $21,857,550.

The net cash used in Operations for the year was $(1,583,094) principally as a result of the net loss for the year offset by depreciation and depletion charges of $950,813, an increase in accounts payable and accrued liabilities of $1,029,722, and increase in accrued Directors fees of $593,000, an increase in accrued interest expense of $388,557 and an increase in inventories of $564,140. Other elements of cash used in operating activities netted to $(28,005). Depreciation and depletion charges are principally associated with the vessel and the amortization of oil rights. For the year ended December 31, 2003, the greatest proportion of depreciation was associated with the vessel. The increase in accounts payable and accrued liabilities was a result of the Company’s continuing cash flow demands. Approximately $9 million of the payables were assumed when the current ownership took possession of a controlling interest in the Company in May 2000. In the nine months ended September 30, 2005 a great majority of those old and delinquent payables were either paid in full, negotiated to a lesser amount, or both. Director’s fees payable increased by $593,000 in the year. However, in January 2005 the accrued Director Fees were paid, on a non-cash basis, by the issuance of 17,491,784 shares of common stock. Inventory increases represents the value of oil produced as of the end of the year, but not offloaded and sold,

Cash provided by financing activities was $839,350 which was principally the $1,000,000 advance on the sale of the 70% interest in oil rights, offset by payments on short term obligations.

For the Year Ended December 31, 2002

At December 31, 2002 our principal sources of liquidity consisted of $769,300 of cash. The Company had a net loss for the year of $(6,871,109) and had negative working capital at December 31, 2002 of $19,231,305.

The net cash used in Operation for the year was ($917,964) principally as a result of the net loss for the year offset by depreciation and depletion charges of $960,573, stock issued in payment of interest ($187,500) and salaries ($1,999,679), an increase in other assets of $254,739, a increase in accounts payable and accrued liabilities of $643,495, a increase in Directors Fees Payable of $480,000, an increase in taxes payable of $453,824, an increase of taxes receivable of $62,073,, and increase in interest payable of $543,083. Depreciation is principally associated with the Company’s capital assets, principally the Vessel, while the depletion relates to the reduced reserves, per an Engineering Report, in oil. Stock issued in payment of interest and accrued salaries resulted from the Company’s inability to discharge these liabilities with cash. A non-cash transaction was agreed upon by the parties for settlement of the obligation by the issuance of 375,000 and 9,998,400 shares of common stock for the discharge of interest payable and salaries payable, respectively. The increase in taxes payable is principally for VAT taxes payable, net of a receivable from the Indonesian government, and accrued interest thereon. The change represents the net change in the payable, receivable and accrued interest for the year. The increase in interest payable is a result of the loan from NOMWCO for the purchase of the vessel and increases in short term loans for working capital.

Cash flow from investing activities decreased by $2,777,143 principally due to the purchase of the vessel used for storing oil production.

Cash flow from financing activities was $4,447,270 principally from the $3,000,000 loan by NOWMCO for the purchase of the vessel and working capital and increases in short term loans for working capital.

OFF-BALANCE SHEET ARRANGEMENTS

On November 26, 2004 we entered into an Asset Purchase and Sale Agreement with Camar Resources Canada, Inc. (“CRC”) for the sale of a 70% interest in the Bawean Block Production Sharing Contract. The contract became effective on January 14, 2005. As a part of the sale of the 70% interest and us becoming a 30% sharing partner, we also entered into a Joint Operating Agreement. The purpose of the Joint Operating Agreement was to establish the rights and obligations of the parties with regard to the joint operations of the joint venture. CRC is to act in the position of Operator of the project and shall be reimbursed for all expenses necessary to run the operations. Should either party default from paying its share of the joint expense and the default is not cured within 30 days of a default notice, the non-defaulting party may require the defaulting party to cease the Agreement. If executed, the defaulting party’s interest shall be transferred to the non-defaulting party. Therefore, we may be exposed to a financing, liquidity, market or credit risk that could arise from the Joint Operating Agreement.

INFLATION

We believe that inflation has not had a material effect on our operations to date.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following summaries our contractual obligations and other commitments at September 30, 2005, and the effect such obligations could have on our liquidity and cash flow in future periods:

Amount of Commitment Expiring by Period

	Less than 1 year	1 to 3 years	4 to 5 years	Total
Employment Contracts	$777,800	$1,678,451	$1,921,659	$4,377,910

Operating Leases	$130,276	$272,778	$176,122	$579,176

During the nine months ended September 30, 2005 the Company purchased a mooring system for approximately $500,000. The mooring system will be used to secure vessels used to off load oil production. Currently, the mooring system is rented to the Joint Operating Company that has been formed by CRC and the Company. During the year ended December 31, 2004, the Company made no individually material capital expenditures.

Item 3.        Description of Property.

DESCRIPTION OF PROPERTY

Our corporate office is currently located in approximately 1,760 square feet of leased office space at Suite 305 - 1656 Martin Drive, Surrey (White Rock), British Columbia, Canada. We sublease this office space from our subsidiary, Fortune Pacific Management Ltd., at a monthly base rent of CAN$2,220 from the landlord. This lease will expire on November 1, 2005. On September 30, 2005, our subsidiary Fortune Pacific Management Ltd. executed a new lease for approximately 3,630 square feet of office space. We will sublet the new space from our subsidiary at the monthly base rate of CAN$4,386. The location of the new leased facility is 1676 Martin Drive, Surrey (White Rock), British Columbia, Canada. We expect that this new property will be adequate for our needs for the foreseeable future. We maintain adequate insurance for the properties and operating activities at these locations.

Our subsidiary, Indo-Pacific Resources Java Ltd., leases 315.95 square meters of office space at World Trade Center 14 th Floor, Jl. Jend. Sudirman kay. 31 in Jakarta, Indonesia. The monthly rent is US$7.50 per square meter per month plus US$7.25 per square meter per month for service charges. This lease was due to expire in June 2005, but has been renewed for an additional three-year period through June 16, 2008. We expect that this property will be adequate for our needs for the foreseeable future. We maintain adequate insurance for the properties and operating activities at this location. We currently sublet 75% of this office space to IPR and CRC who pay collectively 75% of all costs of the lease and use of the facility.

The field operations under the Bawean Production Sharing Agreement are located in Indonesia in the North Java Sea approximately 430 miles east of Jakarta, Indonesia and 50 miles north of the island of Java. The area covers a 3,025 km2 contract area consisting of two blocks - the northern Camar Block (1,805 km2) which contains the Camar oil field, and the southern exploratory Tuban Block (1,220 km2), which is yet undeveloped by us. CRC operates the joint venture’s field work at these locations and we have rights to exploit these fields under the terms of the Bawean Production Sharing Contract, described under Part I, Item 1 of this Registration Statement.

We own a 30% interest in the Bawean Production Sharing Contract and our rights under the Joint Operating Agreement, described under Part I, Item 1 of this Registration Statement. The Bawean Production Sharing Contract will expire in 2011.

We own and operate a single anchor leg mooring buoy (the “Buoy”) which serves as mooring device in the Java Sea at the Camar oil field. We believe that the Buoy is sufficient for use in connection with the mooring of a storage tanker at the Camar field. We will be paid $1,200 a day for the use of the Buoy at the Camar field.

We maintain, alone and through our joint venture with CRC, adequate insurance for the properties and operating activities at the Indonesian operating locations, including the field operations at the Camar field.

We have no other material operating assets.

Neither the Company nor any of our subsidiaries owns or relies upon any intellectual property rights including patents, trademarks or copyrights or licenses of such rights in the performance of our respective business operations.

Item 4.        Security Ownership of Certain Beneficial Owners and Management.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of February 6, 2006, information regarding the beneficial ownership of our Common Stock with respect to each of our executive officers, each of our directors, each person known by us to own beneficially more than 5% of the Common Stock, and all of our directors and executive officers as a group. The term “executive officer” is defined as the Chief Executive Officer/President and the Chief Financial Officer. Beneficial ownership including the number and percentage of shares owned is determined in accordance with Rule 13d-3 and 13d-5 under the Securities Exchange Act of 1934 (the "Exchange Act") and is generally determined by voting power and/or investment power with respect to securities.   Each individual or entity named has sole investment and voting power with respect to shares of Common Stock indicated as beneficially owned by them, except where otherwise noted.

Name, Address and Title	Total Number of Shares of Common Stock	Percentage Ownership of Common Stock

James B. Wensveen (1) Chief Executive Officer, Secretary and Director Suite 305 - 1656 Martin Drive White Rock, British Columbia, Canada V4A 6E7	19,336,977	35.25%
David A. Nunn (2) President and Director Suite 305 - 1656 Martin Drive White Rock, British Columbia, Canada V4A 6E7	18,154,657	33.10%
New Jersey Investment Ltd. (3) Whitepark House Whitepark Road P.O. Box 806E Bridgetown, Barbados	3,000,000	5.61%
Directors and Executive Officers as a Group (2 persons)	37,491,634	66.32%

(1)
Includes 15,281,252 shares owned by Mr. Wensveen. Also includes 1,400,000 shares issuable during the next sixty days upon the exercise of stock options owned by Mr. Wensveen. Also includes 1,155,725 shares owned by Asia Investment Ltd., a British West Indies company, wholly owned by Mr. Wensveen. Also includes 1,500,000 shares owned by New Jersey Investments Ltd., a Barbados company of which Asia Investment Ltd. is a fifty percent owner. Mr. Wensveen disclaims beneficial ownership of the shares owned by Asia Investment Ltd. and New Jersey Investment Ltd.

(2)
Includes 13,976,932 shares owned by Mr. Nunn. Also includes 1,400,000 shares issuable during the next sixty days upon the exercise of stock options owned by Mr. Nunn. Also includes 1,277,725 shares owned by Asia Equity Ltd., a British West Indies company, wholly owned by Mr. Nunn. Also includes 1,500,000 shares owned by New Jersey Investments Ltd., a Barbados company of which Asia Equity Ltd. is a fifty percent owner. Mr. Nunn disclaims beneficial ownership of the shares owned by Asia Equity Ltd. and New Jersey Investment Ltd.

(3)
New Jersey Investment Ltd. is a Barbados company that is owed fifty percent by Asia Equity Ltd., which is wholly owned by Mr. Nunn, and fifty percent owned by Asia Investment Ltd, which is wholly owned by Mr. Wensveen. Mr. Nunn and Mr. Wensveen share voting and control over New Jersey Investment Ltd. Mr. Nunn and Mr. Wensveen disclaim beneficial ownership of the shares owned by New Jersey Investment Ltd.

Item 5.        Directors and Executive Officers, Promoters and Control Persons.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth certain information regarding our current directors and executive officers.

Name	Age	Position
David A. Nunn	43	President and Director
James B. Wensveen	48	Chief Executive Officer, Secretary, Treasurer and Chairman of the Board

Our directors are elected at each annual meeting of the shareholders, and their term of office runs until the next annual meeting of the shareholders and until their successors have been elected.

There are no family relationships among any of the directors or officers of Fortune Oil and Gas, Inc. or its subsidiaries. There are no arrangements or understandings between our directors and executive officers. There is no arrangement or understanding between or among our officers and directors pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current Board of Directors. As disclosed elsewhere in this Form 10-SB Registration Statement, we currently have only two executive officers and two Directors - Mr. Nunn and Mr. Wensveen. There is no voting agreement between them. Each has an employment agreement with the Company described under Part I, Item 6 of this Registration Statement.

None of our directors or executive officers has, during the past five years,

▪
had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer, either at the time of the bankruptcy or within two years prior to that time,

▪	been convicted in a criminal proceeding and none of our directors or executive officers is subject to a pending criminal proceeding,

▪
been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, futures, commodities or banking activities, or

▪
been found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

BUSINESS EXPERIENCE

James B. Wensveen has served as the Chairman of the Company’s Board of Directors Company’s and also as the Company’s Secretary and Treasurer since November 1998. Since November of 1998, Mr. Wensveen has devoted substantially all of his professional time to the Company.   Mr. Wensveen attended Columbia College in Vancouver, British Columbia. Mr. Wensveen’s prior professional experience includes positions at Guarantee Trust and Hong Kong Shanghai Banking Corporation in both the personal and corporate loan divisions.

David A. Nunn has served as the Company’s President and as a Director since November 1998. Since November of 1998, Mr. Nunn has devoted substantially all of his professional time to the Company. Mr. Nunn attended Simon Fraser University in Burnaby, BC and Langara College in Vancouver, BC, studying liberal arts and business administration.

AUDIT COMMITTEE

We currently do not have an audit committee. Our entire board of directors performs the functions of the audit committee.

No individual on our Board of Directors possesses all of the attributes of an audit committee financial expert and no one on our Board of Directors is deemed to be an audit committee financial expert. Also none of our directors is independent. Responsibility for our operations and financial reporting is centralized within management, which is comprised of 3 full time people. We utilize the assistance of others, such as Mr. Mark Franzen, our outside financial consultant, to help us with the preparation of our financial information. We recognize that having a person who possesses all of the attributes of an audit committee financial expert would be a valuable addition to our Board of Directors however we are not, at this time, able to attract such a person to our Board of Directors.

COMPENSATION COMMITTEE

We do not currently have a compensation committee. Our entire Board of Directors performs the functions of a compensation committee.

Item 6.        Executive Compensation.

EXECUTIVE COMPENSATION
REMUNERATION OF DIRECTORS AND OFFICERS

The following table sets forth information as to the compensation paid or accrued to our executive officers including our President, Secretary and Treasurer, as well as to compensation paid to our directors for their services as directors, for the four years ended December 31, 2005, December 31, 2004, December 31, 2003 and December 31, 2002:

SUMMARY COMPENSATION TABLE
					Long Term Compensation
		Annual Compensation			Awards		Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and Principle Position	Year	Salary ($) (3)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options/SARs (#)	LTIP Payouts ($)	All Other Compensation ($)(4)
James Wensveen	2005	360,000
CEO	2004	360,000
	2003	300,000
	2002	240,000

David Nunn	2005	360,000						1,463	(1)
President	2004	360,000						1,545	(1)
	2003	300,000						892	(1)
	2002	240,000

Mark Greenwood	2004	120,000						33,600	(2)
Director	2003	120,000						33,600	(2)
	2002	120,000						33,600	(2)

(1)	Represents amounts paid by the Company for Mr. Nunn’s health insurance premiums.
(2)	Represents amounts paid by the Company for Mr. Greenwood’s living expenses in Indonesia.
(3)
On June 30, 2005, the Company issued 9,664,052 shares of common stock valued at $0.10 per share to its Chief Executive Officer, Mr. Wensveen as payment for accrued salary and expenses in the amount of $966,405. On June 30, 2005, the Company also issued 7,827,732 shares of common stock valued at $0.10 per share to its President, Mr. Nunn as payment for accrued salary and expenses in the amount of $782,773.

(4)
On March 26, 2002 Messrs. Wensveen and Nunn, CEO and Director and President and Director, converted their accrued salary and director fees for the period December 1999 through December 2001, or $83,320 per person into Common Stock of the Company. Each individual was issued 4,999,200 shares of Common Stock valued at $0.01667 per share. The difference between the issue price and the fair market value at date of issuance, or $0.20 per, amounting to $1,833,040 has been booked as additional compensation expense in the Company’s consolidated financial statements. The total fair value of the Common Stock issued, $1,999,680, was recorded as additional paid in capital.

We do not have a long term incentive plan or arrangement of compensation with any individual in the group of officers and directors. However, in January 2005, we granted the following options to our executive officers and directors: 1,400,000 shares of Common Stock at an exercise price of $0.07 per share in favor or Mr. Wensveen; and options to purchase 1,400,000 shares of Common Stock at an exercise price of $.07 per share in favor of Mr. Nunn, each issued under their respective employment agreements with the Company dated January 1, 2005. These options will expire on January 1, 2015.

Employment Agreements

Mr. Nunn

Mr. Nunn entered into a ten-year employment agreement effective as of January 1, 2005. The agreement provides for base salary of $360,000 per year, plus such bonuses of cash or securities as the Board of Directors may determine. Mr. Nunn is entitled to participate in the Company's employee benefit programs, including health insurance. The annual base salary will be reviewed and increased annually, by an amount that is not less than 7% of the then base salary, at the discretion of the Board of Directors. In addition, Mr. Nunn was granted options to purchase 1,400,000 shares of Common Stock at an exercise price equal to fair market value at the date of grant, but in no event shall the total value exceed $100,000. These stock options vest immediately and terminate 10 years from the date of grant. In the event the Company undergoes a change of control, including a sale of a majority of its equity securities, a merger, or the sale of all or substantially of its assets, Mr. Nunn shall be entitled to receive an amount equal to three times the then base salary and any unvested options then owned by Mr. Nunn, would vest.

We may be obligated to make severance payments to these executives under their employment agreements. Pursuant to their employment agreements, we may terminate the agreements for cause upon 30 days written notice provided that we must allow 120 days for Mr. Nunn to correct any breach, default or causation. Mr. Nunn may terminate his employment agreement for good reason, upon 60 days written notice, if his duties are substantially altered or reduced, his salary is reduced or we materially breach his agreement. If we terminate his employment prior to the expiration of its term for any reason, we must pay Mr. Nunn his then current base salary, any and all accrued, earned but unpaid bonuses or benefits in an amount equal to that which would be due on the remaining term of the Agreement, provided however, that in order to receive the severance payment, the executive officer must sign a general release.

Mr. Nunn’s employment agreement contains restrictive covenants to protect us from non-competition, non-solicitation/non-piracy and non-disclosure during the term of the agreement and for a period of one (1) year after its termination or expiration and requires us to indemnify the him for liability incurred as a result of acts performed by him in his capacity as an officer of the Company, including reasonable legal expenses.

Mr. Wensveen

Mr. Wensveen entered into a ten-year employment agreement effective as of January 1, 2005. The agreement provides for base salary of $360,000 per year, plus such bonuses of cash or securities as the Board of Directors may determine. Mr. Wensveen is entitled to participate in the Company's employee benefit programs, including health insurance. The annual base salary will be reviewed and increased annually, by an amount that is not less than 7% of the then base salary, at the discretion of the Board of Directors. In addition, Mr. Wensveen was granted options to purchase 1,400,000 shares of Common Stock at an exercise price equal to fair market value at the date of grant, but in no event shall the total value exceed $100,000. These stock options vest immediately and terminate 10 years from the date of grant. In the event the Company undergoes a change of control, including a sale of a majority of its equity securities, a merger, or the sale of all or substantially of its assets, Mr. Wensveen shall be entitled to receive an amount equal to three times the then base salary and any unvested options then owned by Mr. Wensveen would vest.

We may be obligated to make severance payments to these executives under their employment agreements. Pursuant to their employment agreements, we may terminate the agreements for cause upon 30 days written notice provided that we must allow 120 days for Mr. Wensveen to correct any breach, default or causation. Mr. Wensveen may terminate his employment agreement for good reason, upon 60 days written notice, if his duties are substantially altered or reduced, his salary is reduced or we materially breach his agreement. If we terminate his employment prior to the expiration of its term for any reason, we must pay Mr. Wensveen his then current base salary, any and all accrued, earned but unpaid bonuses or benefits for in an amount equal to that which would be due on the remaining term of the Agreement, provided however, that in order to receive the severance payment, the executive officer must sign a general release.

Mr. Wensveen ‘s employment agreement contains restrictive covenants to protect us from non-competition, non-solicitation/non-piracy and non-disclosure during the term of the agreement and for a period of one (1) year after its termination or expiration and requires us to indemnify the him for liability incurred as a result of acts performed by him in his capacity as an officer of the Company, including reasonable legal expenses.

Stock Option Grants and Exercises

For the fiscal year ended 2004, and for each prior fiscal year, the Company did not issue any options or Stock Appreciation Rights to any officers, employees or directors.

As disclosed elsewhere in this Registration Statement, in January 2005, the Company issued options to purchase 1,400,000 shares of common stock to each of Mr. Wensveen and Mr. Nunn, at an exercise price of $0.07 per shares. These options are fully vested. These options will expire on January 1, 2015. No portions of the options have been exercised. These options were not issued under our 2005 Equity Incentive Plan.

Equity Compensation Plan Information

Our Board of Directors and our shareholders approved the Fortune Oil & Gas, Inc. 2005 Equity Incentive Plan (the “Plan”) which permits us to grant, for a ten year period, both stock purchase rights and stock options. We have reserved 10,000,000 shares of our Common Stock for issuance to our directors, employees and consultants under the Plan. The Plan is administered by the Board of Directors. As the administrator of the Plan, the Board of Directors has the authority and discretion, subject to the provisions of the Plan, to select persons to whom stock purchase rights or options will be granted, to designate the number of shares to be covered by each option or stock purchase right, to specify the type of consideration to be paid, and to establish all other terms and conditions of each option or stock purchase right. Options granted under the Plan will not have a term that exceeds ten years from date of grant. As of September 30, 2005, we have granted no awards of stock or options under the Plan.

Item 7.        Certain Relationships and Related Transactions.

During the year ended December 31, 2000 the Company issued 1,202,000 shares of common stock and warrants to purchase 1,202,000 shares of common stock, valued at $1,502,500 to two entities which are 100% controlled by Mr. Wensveen and Mr. Nunn, respectively. The common stock was issued in payment for salaries. The warrants were not exercised and have expired.

During the year ended December 31, 2001 the Company issued 1,619,450 shares of common stock and warrants to purchase 1,202,000 shares of common stock, valued at $1,619,450 to two entities which are 100% controlled by Mr. Wensveen and Mr. Nunn, respectively. The common stock was issued in payment of cash salaries. The warrants were not exercised and have expired.

On March 27, 2001 a loan of $325,000 was made to the Company by a relative of one of the non-management members of the Board of Directors of the Company, Mr. Norman Greenwood - Mr. Mark Greenwood’s father. In payment of interest on the loan, 300,000 shares of common stock were issued at $0.50 per share or $150,000. The balance of the loan was repaid on April 26, 2001.  Mr. Mark Greenwood was formerly a director of the Company.

On March 26, 2002 Messrs. Wensveen and Nunn, converted their accrued salary and director fees for the period December 1999 through December 2001, or $83,320 per person into common stock of the Company. Each individual was issued 4,999,200 shares of common stock valued at $0.01667 per share. The difference between the issue price and the fair market value at date of issuance, or $0.20 per share amounting to $1,833,040 has been recorded as additional compensation in favor of Mr. Nunn and Mr. Wensveen.

On May 21, 2003 the Company, through it wholly-owned subsidiary Indo-Pacific Oil and Gas Ltd (“IPOG”) entered into a Loan and Security Agreement with a New Jersey Investments, Ltd (“New Jersey”) wherein New Jersey loaned the Company $290,000. New Jersey Investment Ltd. is a Barbados company that is owed fifty percent by Asia Equity Ltd., which is wholly owned by Mr. Nunn, the Company’s President and Director and fifty percent owned by Asia Investment Ltd, which is wholly owned by Mr. Wensveen, the Company’s Chief Executive Officer and Director. Mr. Nunn and Mr. Wensveen share voting and control over New Jersey Investment Ltd. As security for the loan, IPOG sold a $42,438,000 inter-company receivable from IPR to the Lender for $10,000. On August 30, 2003 the Company and the New Jersey converted the loan and interest expense of $90,000 to common stock in a private placement valued at $0.13 per share, or 3,000,000 shares, and New Jersey agreed to relinquish its interest in the inter-company receivable thereby canceling all rights to the inter-company receivable. A letter of full release for the loan, interest and any interest in the inter-company receivable was received from New Jersey by the Company on June 30, 2003.

On January 14, 2004 a relative of one of the non-management members of the Board of Directors loaned the Company $15,000, Mr. Norman Greenwood - Mr. Mark Greenwood’s father. In lieu of paying interest, the Company issued 214,264 shares of common stock valued at $0.10 per share, or $21,426 for accrued interest. On April 2, 2004 the same individual loaned the Company $20,000 and $35,000. In lieu of paying interest, the Company issued 285,686 and 499,950, respectively, shares of common stock valued at $0.10 per share, or $68,524 for accrued interest. Mr. Mark Greenwood was formerly a director of the Company.

On June 30, 2005, the Company issued 9,664,052 shares of common stock valued at $0.10 per share to its Chief Executive Officer, Mr. Wensveen as payment for accrued salary and expenses in the amount of $966,405. On June 30, 2005, the Company also issued 7,827,732 shares of common stock valued at $0.10 per share to its President, Mr. Nunn as payment for accrued salary and expenses in the amount of $782,773.

Item 8.        Description of Securities.

Our Articles of Incorporation provide for authority to issue 100,000,000 shares of Common Stock, no par value. We have no preferred shares issued or authorized.

We presently have issued and outstanding 53,454,393 shares of Common Stock and no shares of preferred stock authorized or issued. We also have reserved for issuance 2,800,000 shares of Common Stock underlying stock options granted in favor of our executive officers.

Common Stock

Holders of the Common Stock are entitled to one vote per share on all matters subject to shareholder vote. If the Board of Directors were to declare a dividend out of funds legally available therefore, all of the outstanding shares of Common Stock would be entitled to receive such dividend ratably. We have never declared dividends and we do not intend to declare dividends in the foreseeable future. If our business was liquidated or dissolved, holders of shares of Common Stock would be entitled to share ratably in assets remaining after satisfaction of our liabilities.

PART II

Item 1.        Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

Market Information

Our Common Stock is currently traded in the over-the-counter market and quoted on the Pink Sheets under the symbol "FOGC.PK” The Pink Sheet is a centralized quotation service operated by Pink Sheets LLC, which collects and publishes market maker quotes for over-the-counter securities. No assurances can be given that our Common Stock will continue to be so quoted. The trading of our Common Stock is limited and sporadic.

The following table sets forth, for the respective periods indicated, the high and low bid information for our Common Stock in the over-the-counter bulletin board as reported by http://finance.yahoo.com. The bid prices represent inter-dealer quotations, without adjustments for retail mark-ups, markdowns or commissions and may not necessarily represent actual transactions. At September 30, 2005, our Common Stock had a closing bid price of $0.07. All bid prices below have been rounded to the nearest whole cent.

	Bid Prices
	High	Low
Fiscal Year Ended December 31, 2003
Fourth Quarter	$0.20	$0.06
Third Quarter	$0.12	$0.07
Second Quarter	$0.11	$0.06
First Quarter	$0.16	$0.09

Fiscal Year Ended December 31, 2004
Fourth Quarter	$0.10	$0.05
Third Quarter	$0.11	$0.07
Second Quarter	$0.18	$0.04
First Quarter	$0.21	$0.09

Fiscal Year Ending December 31, 2005
Forth Quarter	$0.15	$0.03
Third Quarter	$0.11	$0.07
Second Quarter	$0.15	$0.09
First Quarter	$0.24	$0.06

Stockholders Of Record

As of September 30, 2005, there were approximately 248 holders of record of our Common Stock. This number does not include an indeterminate number of shareholders whose shares are held by brokers in street name. We presently have issued and outstanding 53,454,393 shares of Common Stock. We also have reserved for issuance 2,800,000 shares of Common Stock underlying stock options granted in favor of our executive officers. There are also reserved 10,000,000 shares of Common Stock under the Fortune Oil & Gas, Inc. 2005 Equity Incentive Plan discussed below.

Dividends

We have never declared or paid any cash dividends on our Common Stock and do not expect to declare or pay any cash dividends in the foreseeable future.

Transfer Agent

Our transfer agent is Signature Stock Transfer, Inc., One Preston Park, 2301 Ohio Drive, Suite 100, Plano, Texas 75093. Their telephone number is (972) 612-4120.

Equity Compensation Plan Information
Our Board of Directors and our shareholders approved the Fortune Oil & Gas, Inc. 2005 Equity Incentive Plan (the “Plan”) which permits us to grant, for a ten year period, both stock purchase rights and stock options. We have reserved 10,000,000 shares of our Common Stock for issuance to our directors, employees and consultants under the Plan. The Plan is administered by the Board of Directors. As the administrator of the Plan, the Board of Directors has the authority and discretion, subject to the provisions of the Plan, to select persons to whom stock purchase rights or options will be granted, to designate the number of shares to be covered by each option or stock purchase right, to specify the type of consideration to be paid, and to establish all other terms and conditions of each option or stock purchase right. Options granted under the Plan will not have a term that exceeds ten years from date of grant. As of September 30, 2005, we have granted no awards of stock or options under the Plan.

Individual Plans

The Board of Directors of the Company may also from time to time in its discretion grant awards of stock or options to employees, consultants, directors and other service providers.

As of June 30 2005 there are issued and outstanding options to purchase 1,400,000 shares of Common Stock at an exercise price of $0.07 per share in favor or Mr. Wensveen and options to purchase 1,400,000 shares of Common Stock at an exercise price of $.07 per share in favor of Mr. Nunn, each issued under their respective employment agreements with the Company dated January 1, 2005. These options will expire on January 1, 2015. These options were granted prior to the adoption of the Plan.

Item 2.        Legal Proceedings.

Indo-Pacific Resources (Java) Ltd . v. Camar Resources Canada Inc. (International Chamber of Commerce, International Court of Arbitration, Paris, France)

On August 26, 2005, the Company’s wholly owned subsidiary Indo-Pacific Resources (Java) Ltd. (“IPRJ”) filed a Request for Arbitration (the “Complaint”) against Camar Resources Canada Inc. (the Company’s joint venture partner and owner of the 70% working interest in the Bawean PSC) with the International Court of Arbitration (the “Court”) in Paris, France. No case number has been assigned to this matter. The Complaint alleges CRC breached the Joint Operating Agreement (the “JOA”) that the parties entered into on November 26, 2004 and also breached its fiduciary duty to IPRJ by failing to take all necessary acts to commence oil production in the Camar Field. Among other things, IPRJ alleges that CRC breached the JOA by failing to purchase, charter, or otherwise engage a sea vessel for the storage of oil produced from the Camar Field. IPRJ also alleges that an agreement, either express or implied, exists regarding the use of a mooring system at the Camar Field (the “Mooring System Agreement”) and for which CRC, as operator of the Camar Field, is obligated to pay a daily fixed-cost charge, which it has failed to do. IPRJ seeks a finding that such breaches constitute sufficient grounds for the removal of CRC as operator under the JOA and for the appointment of a new operator that IPRJ can choose without any input from CRC. IPRJ is seeking monetary damages including approximately $4,850,000 for lost profits that will increase at a net rate of $550,000 every month (based on current crude prices) for every month the Camar field is not put into production, and also approximately $319,440 for the fixed charges related to the mooring system and which will also continue to accrue at an average monthly rate of $36,500.

On October 7, 2005, CRC filed an Answer to IPRJ’s Request for Arbitration and also a Counterclaim against IPRJ. CRC denies the breaches of JOA alleged by IPRJ and also alleges that no agreement exists regarding the use of a mooring system at the Camar Field. Further, CRC claims that IPRJ’s claim for non-payment for the mooring system charge is not a claim subject to this arbitration because it is a collateral claim and does not arise under the JOA, and that a claim for unjust enrichment or quantum meruit is not a matter that falls under the jurisdiction of the arbitration proceedings. CRC’s Counterclaim alleges IPRJ has breached the Asset Purchase and Sale Agreement (“PSA”) that the parties entered into on November 26, 2004 because IPRJ has failed to settle all of IPRJ’s trade debts and value added tax principal obligations (including tax penalties and associated interest charges owed to Indonesia and hereinafter referred to as the “Settlement Obligations”) under the PSA. As a result of IPRJ’s breach, CRC alleges that BPMIGAS, the Indonesian regulatory body that issues the work program and budget approvals in connection with production under the Bawean PSC, did not approve the 2004 and 2005 work programs and budgets for operation of the Camar Field. CRC is seeking monetary damages including $12,000,000 representing lost production suffered by CRC because of IPRJ’s failure to settle the Settlement Obligations, $1,000,000 per month commencing on the date of the filing of the Complaint for each month production is not obtained from the properties subject to the Bawean PSC, and an award of costs and interest on the damage amounts stated above. The Company intends to vigorously defend CRC’s allegations.

National Oil Well Maintenance Co. and Enterprise Trading Limited v. Fortune Oil & Gas, Inc., Fortune Ship Management Ltd. and Indo-Pacific Resources (Java) Ltd.

Fortune Oil & Gas, Inc. and its subsidiaries Fortune Ship Management Ltd. and Indo-Pacific Resources (JAVA) Ltd. are defendants and counterclaimants in an action pending in the United States District Court for the Southern District of New York captioned National Oil Well Maintenance Co. and Enterprise Trading Limited v. Fortune Oil and Gas, Inc., Fortune Ship Management Ltd. and Indo-Pacific Resources (JAVA) Ltd. , Case No 02 CV. 7666 (LBS), pending in the United States District Court for the Southern District of New York.  In this action, Plaintiffs seek to enforce promissory notes given by the Company in an approximate amount of $4.2 million dollars plus attorneys’ fees and interest.  On or about August 23, 2004, the Court granted Plaintiffs’ and Counter-defendants’ Motion for Summary Judgment on the promissory notes but did not fix an amount owed by the Company. The Company has asserted counterclaims against the Plaintiffs that greatly exceed the amount due under the promissory notes.  These counterclaims have survived Plaintiffs’ and Counter-defendants’ Motion for Summary Judgment and are scheduled to be tried on February 6, 2005.

On January 6, 2006 the parties to the litigation reached a settlement agreement (the “Settlement Agreement”) which provides, among other things, that (i) the Company shall issue to Enterprise Trading Limited (“Enterprise”) a promissory note in the principal amount of $2,860,000 interest accrued at LIBOR plus 1% (the “Note”) with specified terms and conditions attached and (ii) NOWMCO shall be obligated to offer and perform certain remediation services valued at $7,000,000, where such services when performed shall be charged at a 20% discount to NOWMCO’s then retail price list for such services (the “Services”).

The payment terms of the Note include payment of interest beginning one year after the issuance of the Note, and payment of the principal in two equal installments on the second and third anniversaries of the issuance of the Note. The company may prepay the Note. Shares of the Company’s subsidiary, Indo-pacific Resources (JAVA) Ltd. (“IPR(J)L”) and the proceeds due to the Company under the Company’s interest in the Bawean Production Sharing Contract (“Bawean PSC”), shall be held in trust as security for payments under the Note. In the event of defaults, under the payment terms of the Note, Enterprise shall have certain rights with respect to the shares of IPR(J)L and IPR(J)L’s share of the proceeds from the Bawean PSC as set forth in the Settlement Agreement. The forgoing summary of the Settlement Agreement is qualified in its entirety by reference to the actual Settlement Agreement furnished as exhibit 99.1 of our Form 8-K submission on January 11, 2006. Accordingly, the Case was dismissed with prejudice and without costs to either side as is evidenced by the Order of Discontinuance furnished as exhibit 99.2 of our Form 8-K submission on January 11, 2006.

Indo-Pacific Resources (Java) Ltd. v. Camar Resources Canada, Inc. and Medco International Ventures LTD.

On October 26th, 2005, the Company’s wholly owned subsidiary Indo-Pacific Resources (Java) Ltd. (“IPRJ”) received a written Notice of Dilution (the “Dilution Notice”) from Camar Resources Canada Inc. (hereinafter “CRC”). The Dilution Notice was prepared by CRC under the terms of a Dilution and Carried Interest Agreement between IPR and CRC (the “Dilution Agreement”) that was entered into in connection with the sale of the 70% interest in the Bawean PSC to CRC. Among other things, the Dilution Agreement provides certain mechanisms, under specific circumstances, whereby IPR’s 30% interest in the Bawean PSC can be “diluted” and transferred to CRC. In no event can IPR’s interest fall below a 5% carried interest under the terms of the Dilution Agreement. Under the terms of the Dilution Agreement, CRC would have the right to transfer, by way of exercising a power of attorney, IPR’s interests in the Bawean PSC to itself or to a third party. The Company and IPR vigorously dispute the validity and enforceability of the Dilution Notice and CRC’s proposed actions to exercise the power of attorney. The Dilution Notice alleges that IPR’s interests in the Bawean PSC be diluted by 22.88%. If the dilution were to take place, IPR’s interests under the Bawean PSC would be reduced from 30% to 7.12%.

On November 22, 2005, the Company filed a claim against CRC and its indirect parent, Medco International Ventures Ltd. (“Medco”) in the Court of Queen’s Bench of Alberta, Judicial District of Calgary; Action No. 0501-16525 (the “Claim”), challenging the Dilution Notice and seeking to enjoin Medco and CRC from acting under the Dilution Agreement and transferring any of IPR’s interests in the Bawean PSC. An interlocutory injunction application by IPR on the matter was heard on December 5, 2005. On December 5, 2005, the Court adjourned IPR’s interlocutory injunction application, but as one of the conditions of the adjournment entered an order that CRC shall not transfer, encumber, sell or assign any of the Bawean PSC interests until after there is a full trial on the merits of the Claim, currently scheduled for March 6, 2006. The trial has now been rescheduled to commence May 1, 2006. In addition, the Court’s Order provides that assuming the Camar Oil Field resumes production prior to the final disposition of the Claim, all revenues attributable to IPR and the Company up to the amount of the interests in dispute (22.18%) are to be deposited with the Court. Such revenues are to be held and credited towards the final trial on the Claim. While the Company believes this matter will be fully resolved in a manner not adverse to the Company, the Company cannot control the outcome of the Claim and cannot determine presently what losses, if any, it may sustain.

Glencore International AG v. Indo-Pacific Resources (Java) Ltd.

On March 5, 2003, the Company’s wholly owned subsidiary Indo-Pacific Resources (Java) Limited (“IPRJ”) entered into a sales contract with Glencore International AG (“Glencore”) whereby the Company committed to sell crude oil to Glencore in exchange for cash payments to IPRJ (the “Sales Contract”). However, due to unforeseen difficulties and as a claimed result of force majeure, IPRJ was unable to fulfill the required sales under the contract. On June 30, 2003, Glencore filed a claim before a London Arbitration Tribunal (the “Tribunal”) constituted under the rules of the London Maritime Arbitrators' Association in London, England against IPRJ for breach of the Sales Contract. No case number was assigned to the arbitration matter. Glencore seeks damages including the $91,300 for lost profit, and/or a declaration that IPRJ must indemnify Glencore for any claim brought by the third party Glencore had agreed to sell the oil it would have purchased from IPRJ, and/or $184,000 in indemnity damages caused by the breach to third parties, and also interest and the costs of suit and defense of the indemnity claims. IPRJ subsequently secured permission to file a Counterclaim against Glencore and has filed a Counterclaim before the Tribunal against Glencore for breach of the Sales Contract. IPRJ is seeking monetary damages against Glencore for such breach in the amount of $133,000. The Company’s subsidiary, IPRJ and Glencore have settled this matter and are finalizing th terms of a settlement agreement whereby IPRJ shall pay to Glencore the sum of $290,000 in one lump sum on or before December 15, 2005. Although the time for payment has passed, the parties still intend to settle this proceeding. In this regard, the parties have rescheduled a hearing before the Arbitration Tribunal in London for Feburary 13, 2006.

P.T. Patra Drilling Contractor and Somaser, S.N.C. v. Indo-Pacific Resources (Java) Limited (formerly known as GFB Resources (Java) Limited) and related proceedings

On October 28, 2003, P.T. Patra Drilling Contractor (“Patra”) and Somaser, S.N.C. (“Somaser”) (collectively “Plaintiffs”) filed a Request for Arbitration (the “Complaint”) against the Company’s wholly owned subsidiary Indo-Pacific Resources (Java) Limited (“IPRJ”) with the Indonesian National Board of Arbitration (“BANI”) in Jakarta, Indonesia, and the matter was assigned number 184:X/ARB-BANI/2003. The Complaint alleges IPRJ breached the offshore oil and gas Jack-Up Drilling Rig services contract that the parties entered into on December 31, 1997 and a Joint Operating Agreement dated February 10, 1998 by failing to make required payments under the contracts. Plaintiffs are seeking damages including approximately $2,698,074, interest of approximately $772,038 plus all arbitration costs and expenses including legal fees. On August 24, 2004, BANI rendered an interim award based on an exception (motion) by IPRJ, holding that there was no arbitration agreement between IPRJ and Somaser and ordering Somaser excluded from further participation in the arbitration proceedings. On February 17, 2005, BANI rendered a final award against IPRJ, granting Patra's petition and ordering IPRJ to pay Patra US$ 2,682,073.99 and interest in the amount of US$ 772,037.26. BANI ordered IPRJ to comply with the final award within 30 days after the award was registered with the South Jakarta District Court (the “District Court”). On March 4, 2005, the clerk of BANI filed the final award with the District Court. On March 12, 2005, IPRJ filed a civil claim against Patra, Somaser and BANI in the District Court and the case was assigned Case No. 169/PDT/G/2004/PN.JKT.SEL. IPRJ alleged that Somaser and Patra violated Indonesian Laws by submitting the request for arbitration without a valid arbitration agreement made and signed by IPR, Somaser and Patra. On March 14, 2005, the District Court’s panel of judges rendered a judgment, declaring that the District Court had no jurisdiction to try this case. IPRJ has filed an appeal contesting this judgment and it is currently pending. On March 14, 2005, IPRJ also filed a Petition for Cancellation of the final arbitration award and it was assigned Case No. 73/PDT.P/2005/PN.JAK.SEL. On July 21, 2005, the District Court rejected IPRJ’s Petition for Cancellation of the final arbitration award. IPRJ then lodged a cassation with the Supreme Court to appeal the District Court’s judgment that rejected IPRJ’s Petition for Cancellation. IPRJ has also lodged a memorandum of cassation to the Supreme Court, through the District Court, and IPRJ’s cassation is currently pending. The Company believes that BANI has no jurisdiction over this case and intends to vigorously defend against the alleged claim and appeal the final arbitration award. The Company, however, cannot control the outcome and cannot determine what losses may result from this, if any. On October 25, 2005, Patra Drilling Contractor was paid $2,250,000, in full payment of the amounts due, by CRC, the Company’s joint venture partner, on behalf of the Company.

RBM Financial Inc. v. Fortune Oil & Gas, Inc.

On January 15, 2002, RBM Financial Inc. (“RBM”) filed a Statement of Claim (the “Complaint”) against the Company in the Supreme Court of British Columbia in Vancouver, Canada and the case was assigned Vancouver Registry Action No. S020257. The Complaint alleged the Company’s failure to repay multiple loans by RBM to the Company between December 30, 2000 and February 21, 2001. RBM’s Complaint, which was last amended on August 1, 2002, states that RBM loaned the Company a total of $646,101.22, bearing an interest rate of 18% per annum until repaid. RBM further alleged that the Company signed a promissory note to repay the entire amount then outstanding ($620,000) together with interest on March 31, 2001 but failed to make such payment. RBM alleged that the Company did repay RBM $260,000 but despite demand, failed to pay the remaining balance of the loans. RBM sought monetary damages of $766,852.13 (Canadian) or approximately US$484,032.14. On or about April 28, 2004, the parties reached a settlement whereby the Company would repay US$386,000 in installments and if the Company failed to make such installment payments, then RBM would be able to enter a Consent Judgment against the Company in the amount of $550,000 (Canadian) which would be reduced by any payments made by the Company to RBM. On June 30, 2004, and December 31, 2004 the Company made installment payments of US$25,000 and US$150,000, respectively but failed to make any further payments thereafter. On December 23, 2004, RBM obtained a Consent Judgment against the Company for $550,000 (Canadian), or US$401,000. The Company received a US$175,000 credit against the amount owed under the Consent Judgment. The parties then agreed that a payment of US$236,000 would satisfy the remaining amount owed under the Consent Judgment. The Company made such payment and RBM’s Acknowledgment of Payment of the December 23, 2004 Consent Judgment was filed with the Court on January 20, 2005.

Purple-Star Shipping Ltd. (“Purple”) v. Fortune Shipping Ltd., Fortune Oil & Gas Inc. and Indo Pacific Resources (Java) Ltd.

On November 5, 2001, Purple Star Shipping, Ltd. (“Purple”) filed a complaint against the Company and its wholly owned subsidiaries Fortune Shipping Ltd. and Indo-Pacific Resources (Java) Ltd. (collectively the “Defendants”) in the English High Court of Justice - London (the “Court”) and the case was assigned claim number 2000 Folio No. 1253 (the “Complaint”). The Complaint alleges a breaches of a vessel charterparty (rental) agreement and a Memorandum of Agreement that the parties entered into on November 20, 2000 and November 20, 2001, whereby the Defendants agreed to rent the M.T. Purple Star Vessel (the “Vessel”) from Purple in exchange for total rental payments of $787,177, and the Defendants’ also agreed to purchase the Vessel at the end of the rental term (the agreements are collectively the “Vessel Agreements”). Purple Star’s Complaint alleged approximately $518,000 in damages, including loss of profits based on the Company’s failure to purchase the Vessel and costs of suit. The Company counterclaimed against Purple, also claiming breach of the Vessel Agreement and sought damages including the losses caused by Purple’s withdrawal of the Vessel from the Company’s service. On January 29, 2003, parties agreed to mediate their disputes. On August 1, 2003, the parties reached a confidential settlement agreement to resolve the matter.

Singapore Technologies Marine Ltd., et al. v. Fortune Ship Management Ltd. and Fortune Oil and Gas, Inc

On or about May 28, 2003, Singapore Technologies Marine Ltd. (“STM”) filed a claim in the High Court of the Republic of Singapore against the Company and its subsidiary Fortune Ship Management, Ltd. (“FSM”) (collectively the “Defendants”), and the case was assigned Suit No. 604 of 2003/P . The Complaint alleged the Defendants breached a contract to perform conversion/repair work on a vessel to become a floating offshore storage vessel by failing to make the required payments under the contract. STM claimed damages of $1,099,449 (Singapore Dollars) and accrued interest and costs of suit. On August 14, 2004, the parties filed a Notice of Discontinuance of this case with the Court, with each party bearing their own costs in the actions, and there has no been activity since that filing.

Alistair MacLennan v. Fortune Oil & Gas, Inc., David A. Nunn and James Wensveen

On July 30, 2004, Alistair MacLennan (“MacLennan”) filed a Statement of Claim (the “Complaint”) against the Company, Mr. David A. Nunn and Mr. James Wensveen (Mr. Nunn and Mr. Wensveen are collectively the “Individual Defendants”) in the Supreme Court of British Columbia, Canada and was assigned Vancouver Registry Action No. S044284. The Complaint alleges a breach of an oral agreement (the “Oral Agreement”) whereby MacLennan would lend the Company $250,000 plus interest in the amount of 250,000 shares of the Company’s common stock in exchange for the Company executing a Promissory Note (the “Note”) which set forth the loan repayment terms, and a written guarantee executed by the Individual Defendants, who would personally guarantee the Company’s obligations under the Note. The Complaint also alleges the Company failed to make required payments to MacLennan and that on or about December 2003, in exchange for MacLennan delaying his exercise of his option under the Note for immediate repayment of the entire amount plus interest (the “Option”), the parties orally agreed to a Forebearance Agreement whereby the Company and the Individual Defendants agreed to repay the amount owing under the Note plus interest by June 2004. MacLennan claimed that the Company made a payment in June 2002 of $125,000 but then breached the Forebearance Agreement by failing to make any further payments. MacLennan sought damages in the amount of $257,499.99 plus interest and all costs of suit. On or about December 30, 2004, the parties reached a settlement whereby the Company agreed to pay MacLennan US$209,025 in exchange for MacLennan executing a release of his claims against both the Company and the Individual Defendants. An Order dismissing the case with prejudice and without costs to either party was entered by the Court on January 24, 2005.

Michael Hendrie v. Fortune Oil and Gas, Inc.

On March 15, 2005, Michael Hendrie (“Hendrie”) filed a Statement of Claim (the “Complaint”) in the Supreme Court of British Columbia in Vancouver, Canada against the Company and the case was assigned Vancouver Registry Action No. S051454. The Complaint alleges the Company failed to repay US$125,000 loaned by Hendrie to the Company on or about August 2001 and that as a consequence, Hendrie was forced to liquidate certain securities holdings. The Complaint further alleges that the Company made various assurances that it would repay the loan and that in exchange for these forbearances made various promised payments that the Company failed to pay. Hendrie sought damages including $130,000 for repayment of the loan, additional monetary damages for losses suffered due to forced liquidation of the securities holdings, interest, and costs of suit. On May 31, 2005, the parties reached a settlement whereby the Company agreed to pay $185,000 in exchange for Hendrie executing a release of his claims against the Company and the dismissal of his lawsuit. On June 1, 2005, the Company paid Hendrie $185,000 and on or about June 3, 2005, Hendrie executed and delivered the Release to the Company and on June 29, 2005, the Court entered an Order approving the dismissal of the case with prejudice.

Item 3.        Changes in or Disagreements with Accountants.

There have been no changes in or disagreements with the Company’s independent auditors.

The Company engaged its independent auditors, Dale Matheson Carr-Hilton Labonte, of Vancouver, British Columbia on August 3, 2004 and renewed that engagement on June 6, 2005. Prior to that, the Company did not engage or retain the services of an independent auditor.

Item 4.        Recent Sales of Unregistered Securities.

On March 26, 2002, the Registrant issued an aggregate 9,998,400 shares of its common stock to Messrs. James B. Wensveen (4,999,200) and David Nunn (4,999,200), who both converted their accrued salary and director fees for the period December 1999 through December 2001 ($83,320 per person) into common stock of the Company valued at $0.01667 per share. These transactions were exempt from registration requirements in reliance on Section 4(2) of the Securities Act of 1933. The Registrant did not engage in general solicitation or advertising in making this offering and each acquirer occupied an insider status relative to the Registrant that afforded to him effective access to the information registration would otherwise provide.

On March 27, 2001 and August 30, 2001, Norman Greenwood loaned the Company $325,000 and $100,000, respectively. In lieu of paying interest on those loans, the Company, on June 26, 2002, issued an aggregate of 300,000 shares of common stock valued at $0.50 per share or $150,000 accrued interest to Mr. Greenwood. These transactions were exempt from registration requirements in reliance on Section 4(2) of the Securities Act of 1933. . There was no form of general solicitation or general advertising undertaken and the investor is accredited.

On August 15, 2002, the Registrant issued 75,000 units consisting of one (1) common share and one (1) warrant for $0.50 per unit, or $37,500, to Mr. Michael Hendrie. The share and the warrant were issued in lieu of a late payment penalty on a debt owed to Mr. Hendrie. The warrant had a conversion price of $0.50 per share and could be converted at any time until July 25, 2003. The warrant was not converted to Common Stock before the expiration date. The Registrant relied upon the exemption from registration as set forth in Section 4(2) of the Securities Act of 1933 for the issuance of this share. There was no form of general solicitation or general advertising undertaken and the investor is accredited.

On August 29, 2002, the Registrant, through a private placement, issued 350,000 units consisting of one (1) common share for $0.13 per unit, or $45,450 to Buono Fortuna. The Registrant issued these securities in reliance on Section 4(2) of the Securities Act of 1933. There was no form of general solicitation or general advertising undertaken and the investor is accredited.

On August 30, 2003 the Company issued 3,000,000 shares of common stock at a price per share of $0.13 to New Jersey Investment, Ltd. (“NJIL”) in consideration of the conversion of certain indebtedness in the amount of $90,000. The Registrant issued these securities in reliance on Section 4(2) of the Securities Act of 1933. There was no form of general solicitation or general advertising undertaken and the investor was accredited.

On January 14, 2004, Mr. Norman Greenwood loaned the Company $15,000. In lieu of paying interest on the loan, the Registrant issued 214,264 shares of common stock valued at $0.10 per share or $21,426 accrued interest to Mr. Greenwood. These transactions were exempt from registration requirements in reliance on Section 4(2) of the Securities Act of 1933. The Registrant did not engage in general solicitation or advertising in making this offering and the investor is accredited.

On February 26, 2004, Buono Fortuna LLC loaned the Company $15,000. In lieu of paying interest, the Registrant issued 200,000 shares of its common stock valued at $0.10 per share or $20,000 accrued interest to Buono Fortuna. These transactions were exempt from registration requirements in reliance on Section 4(2) of the Securities Act of 1933. There was no form of general solicitation or general advertising undertaken and the investor is accredited.

On April 2, 2004, Mr. Norman Greenwood loaned the Company $20,000. In lieu of paying interest on the loan, the Registrant issued 285,686 shares of common stock valued at $0.10 per share or $28,568 accrued interest to Mr. Greenwood. These transactions were exempt from registration requirements in reliance on Section 4(2) of the Securities Act of 1933. There was no form of general solicitation or general advertising undertaken and the investor is accredited.

On April 22, 2004, Mr. Norman Greenwood loaned the Company $35,000. In lieu of paying interest on the loan, the Registrant issued 499,950 shares of common stock valued at $0.10 per share or $49,995 accrued interest to Mr. Greenwood. These transactions were exempt from registration requirements in reliance on Section 4(2) of the Securities Act of 1933. There was no form of general solicitation or general advertising undertaken and the investors are accredited.

On January 1, 2005, we issued options to purchase 1,400,000 shares of common stock with an exercise price equal to the fair market value at the date of grant to both Mr. James Wensveen, our Chief Executive Officer and Director, and Mr. David Nunn, our President and Director, as compensation for their services and in connection with the execution of their employment agreements with the Company. These options remain unexercised. The options will expire on January 1, 2015. We relied upon the exemption from registration as set forth in Section 4(2) of the Securities Act of 1933 (the "Act") for the issuance of these options. Both Mr. Wensveen and Mr. Nunn took their shares for investment purposes without a view to distribution and had access to information concerning the Company and our business prospects, as required by the Act. In addition, there was no general solicitation or advertising for the acquisition of the options. The Registrant did not engage in general solicitation or advertising in making this offering and each acquirer occupied an insider status relative to the Registrant that afforded to him effective access to the information registration would otherwise provide.

On February 28, 2005, the Registrant issued 50,000 shares of common stock valued at $0.10 per share to its attorney Allan Watchorn as payment for legal services rendered. The Registrant issued these securities in reliance on Section 4(2) of the Securities Act of 1933. There was no form of general solicitation or general advertising undertaken and, as the Registrant’s legal counsel, the acquirer occupies a status that affords it effective access to the information registration would otherwise provide. The Registrant deems Mr. Watchorn to be an accredited investor as of the time of the issuance.

On June 15, 2005, the Company issued 1,000,000 shares of Common Stock to Richardson & Patel, LLP, its legal counsel, in consideration of services rendered and to be rendered. We relied upon the exemption from registration as set forth in Section 4(2) of the Securities Act of 1933 (the "Act") for the issuance of these shares. Richardson & Patel, LLP took the shares for investment purposes without a view to distribution and had access to information concerning the Company and our business prospects, as required by the Act. In addition, there was no general solicitation or advertising for the acquisition of the shares. The Registrant did not engage in general solicitation or advertising in making this offering and the recipient occupies a relationship to the Registrant that afforded to it effective access to the information registration would otherwise provide.

On June 30, 2005, Registrant issued 9,664,052 shares of common stock valued at $0.10 per share to its Chief Executive Officer, Mr. Wensveen as payment for accrued salary and expenses in the amount of $966,405. On June 30, 2005, Registrant also issued 7,827,732 shares of common stock valued at $0.10 per share to its President, Mr. Nunn as payment for accrued salary and expenses in the amount of $782,773. The Registrant did not engage in general solicitation or advertising in making this offering and each acquirer occupied an insider status relative to the Registrant that afforded to him effective access to the information registration would otherwise provide.

On October 1, 2005, the Registrant issued 315,000 shares of common stock valued at $0.05 per share to its financial consultant Mr. Mark Franzen as payment for services rendered. The Registrant issued these securities in reliance on Section 4(2) of the Securities Act of 1933. There was no form of general solicitation or general advertising undertaken and, as the Registrant’s consultant, the acquirer occupies a status that affords it effective access to the information registration would otherwise provide. The Registrant deems Mr. Franzen to be an accredited investor as of the time of the issuance.

Item 5.        Indemnification of Directors and Officers.

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

  Our Articles of Incorporation do not provide for any specific limit on the liability of our directors or officers. However, we intend to indemnify or reimburse our officers or directors in any proper case, even if not specifically provided for in our charter or Bylaws. Our Bylaws provide that we shall, to the fullest extent allowed under Nevada General Corporation Law, defend, indemnify and hold harmless our directors or officers from and against any and all claims, judgments and liabilities to which each director or officer becomes subject to in connection with the performance of his or her duties and will reimburse each such director or officer for all legal and other expenses reasonably incurred in connection with any such claim of liability. However, we will not indemnify any officer or director against, or reimburse for, any expense incurred in connection with any claim or liability arising out of the officer's or director's own gross negligence or willful misconduct. We are also contractually committed to indemnify each of Mr. Nunn and Mr. Wensveen, our directors and executive officers, under the terms of their employment agreements with the Company for liability incurred as a result of acts performed by such person in his capacity as an officer of the Company, including reasonable legal expenses.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

FORTUNE OIL & GAS, INC.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002 (AUDITED)

SEPTEMBER 30, 2005 (UNAUDITED)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Fortune Oil & Gas Inc.

We have audited the consolidated balance sheets of Fortune Oil & Gas Inc. as at December 31, 2004 and 2003 and the consolidated statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2004, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows and the changes in stockholders’ equity for the years ended December 31, 2004, 2003 and 2002 in accordance with United States generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements the Company at December 31, 2004 has a working capital deficiency of $ 23,645,185, reported significant losses since inception to December 31, 2004 from operations of $31,370,741 and requires additional funding to meet its obligations and to fund its operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in this regard are described in note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

DALE MATHESON CARR - HILTON LABONTE

CHARTERED ACCOUNTANTS

Vancouver, B.C.

June 2, 2005

FORTUNE OIL & GAS, INC.
CONSOLIDATED BALANCE SHEETS

	September 30, 2005	December 31, 2004	December 31, 2003
	(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$6,905	$9,776	$12,036
VAT taxes receivable	2,678,629	3,135,471	3,108,201
Inventory	—	—	1,444,004
Joint operating account (Note 8)	348,933
Other current assets	149,939	138,343	141,478
TOTAL CURRENT ASSETS	3,184,406	3,283,590	4,705,719

PROVEN OIL AND GAS PROPERTIES (Notes 6 and 8)	330,779	1,102,595	1,236,045
VESSEL (Note 6)	—	—	2,107,522
EQUIPMENT (Note 6)	473,855	39,154	50,268
TOTAL PROPERTY AND EQUIPMENT	804,634	1,141,749	3,393,835

RESTRICTED CASH	58,833

	$4,047,873	$4,425,339	$8,099,554

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY

CURRENT LIABILITIES
Accounts payable and accrued liabilities (Note 14)	$5,598,126	$11,855,631	$10,999,079
Advances payable to related parties (Note 13)	160,796	404,546	433,132
Directors fees payable (Note 13)	177,000	1,781,000	1,073,000
Accrued salary and wages	177,473	464,775	357,518
Short term debt (Note 9)	5,120,496	6,522,603	7,314,778
Taxes payable (Notes 7)	3,620,886	4,622,495	5,253,314
Accrued interest payable (Notes 9)	932,331	1,277,725	1,132,448
TOTAL CURRENT LIABILITIES	15,787,108	26,928,775	26,563,269

STOCKHOLDERS’ DEFICIENCY (Note 10)
Common stock, $0.001 par value, 100,000,000 authorized, 52,454,393, 34,912,609 and 33,712,709 issued and outstanding at June 30, 2005,
December 31, 2004 and 2003, respectively	52,454	34,912	33,712
Additional paid-in capital	10,817,150	8,856,643	8,737,856
Other comprehensive loss	(28,019)	(24,250)	(14,913)
Accumulated deficit	(22,580,820)	(31,370,741)	(27,220,370)
	(11,739,235)	(22,503,436)	(18,463,715)

TOTAL LIABILITIES AND STOCKHOLDER’S DEFICIENCY	$4,047,873	$4,425,339	$8,099,554

Commitments and contingencies Notes 2, 9, and 11

Litigation Note 12.
Subsequent events Note 16.

The accompanying notes are an integral part of these consolidated financial statements

FORTUNE OIL & GAS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine Months Ended September 30,	Nine Months Ended September 30,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2005	2004	2004	2003	2002
	(Unaudited)	(Unaudited)

OIL SALES	$—	$3,069,747	$3,069,747	$3,003,124	$2,025,955

EXPENSES
Production costs and taxes	—	3,085,952	3,048,781	2,247,235	2,751,296
Depreciation and depletion of oil and gas properties	—	340,738	344,082	950,813	960,572
	—	3,426,690	3,392,863	3,198,048	3,711,868
GROSS LOSS	—	(356,943)	(323,116)	(194,924)	(1,685,913)
Selling, general and administrative costs	2,860,030	2,010,739	2,874,456	3,052,765	3,676,687

LOSS FROM OPERATIONS	(2,860,030)	(2,367,682)	(3,197,572)	(3,247,689)	(5,362,600)
Other income	-	—	—	11,437	19,300
Depreciation	(81,428)		—	—	—
Loss on disposal of equipment	—	(765)	(9,840)	—	—
Gain on sale of oil rights	9,712,950	—	—	—	—
Property and equipment maintenance costs	(554,398)		—	—	—
Gain on settlement of vendor payables	3,166,558	—	—	—	—
Foreign exchange gain (loss)	(85,242)	(20,875)	(29,344)	86,138	(557,186)
Legal settlement costs	(90,000)
Interest expense	(418,490))	(725,806)	(913,615)	(802,927)	(970,623)

NET INCOME (LOSS) FOR THE PERIOD	$8,789,921	$(3,115,128))	$(4,150,371)	$(3,953,041)	$(6,871,109)

BASIC NET INCOME (LOSS) PER COMMON SHARE	$0.21	$(0.09)	$(0.12)	$(0.12)	$(0.25)
DILUTED INCOME (LOSS) PER COMMON SHARE	$0.21	$(0.09)	$(0.12)	$(0.12)	$(0.25)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
- BASIC	41,038,688	34,345,652	34,648,875	32,233,257	27,990,474
- DILUTED	41,122,688	34,345,652	34,648,875	32,233,257	27,990,474

The accompanying notes are an integral part of these consolidated financial statements

FORTUNE OIL & GAS, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
FOR THE PERIOD FROM DECEMBER 31, 1999 TO SEPTEMBER 30, 2005

	Common Stock		Additional	Other
	Number of Shares	Amount	Paid In Capital	Comprehensive Loss	Accumulated Deficit	Total

Balance as of December 31, 1999 (Unaudited)	12,220,186	$12,221	$227,779	$—	$(406,142)	$(166,142)

Stock issued for cash, net of offering costs	1,381,333	1,381	1,331,052	—	—	1,332,433

Stock issued for services	131,674	132	147,343	—	—	147,475

Stock issued in payment of salaries	1,202,000	1,202	1,501,298	—	—	1,502,500

Net loss for the year	—	—	—	—	(2,406,643)	(2,406,643)

Balance as of December 31, 2000 (Unaudited)	14,935,193	14,936	3,207,472	—	(2,812,785)	409,623

Stock issued for cash, net of offering costs	1,364,000	1,364	938,636	—	—	940,000

Stock issued for services	1,765,666	1,766	944,714	—	—	946,480

Stock issued in payment of salaries	1,619,450	1,619	735,881	—	—	737,500

Stock issued in payment of debt and/or interest	305,000	305	302,195	—	—	302,500

Currency translation adjustment	—	—	—	(375)	—	(375)

Net loss for the year	—	—	—	—	(13,583,434)	(13,583,434)

Balance as of December 31, 2001 (Unaudited)	19,989,309	$19,990	$6,128,898	$(375)	$(16,396,220)	$(10,247,707)

The accompanying notes are an integral part of these consolidated financial statements

FORTUNE OIL & GAS, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
FOR THE PERIOD FROM DECEMBER 31, 1999 TO SEPTEMBER 30, 2005

	Common Stock		Additional	Other
	Number of Shares	Amount	Paid In Capital	Comprehensive Income	Accumulated Deficit	Total

Stock issued for cash, net of offering costs	350,000	$350	$45,150	$—	$—	$45,500

Stock issued in payment of salaries	9,998,400	9,997	1,989,683	—	—	1,999,680

Stock issued in payment of debt and/or interest	375,000	375	187,125	—	—	187,500

Currency translation adjustment	—	—	—	(3,618)	—	(3,618)

Net loss for the year	—	—	—	—	(6,871,109)	(6,871,109)

Balance as of December 31, 2002 (Audited)	30,712,709	30,712	8,350,856	(3,993)	(23,267,329)	(14,889,754)

Currency translation adjustment	—	—	—	(10,920)	—	(10,920)

Stock issued in payment of debt and/or interest	3,000,000	3,000	387,000	—	—	390,000

Net loss for the year	—	—	—	—	(3,953,041)	(3,953,041)

Balance as of December 31, 2003 (Audited)	33,712,709	33,712	8,737,856	(14,913)	(27,220,370)	(18,463,715)

Stock issued in payment of debt and/or interest	1,199,900	1,200	118,787	—	—	119,987

Currency translation adjustment	—	—	—	(9,337)	—	(9,337)

Net loss for the year	—	—	—	—	(4,150,371)	(4,150,371)

Balance as of December 31, 2004 (Audited)	34,912,609	34,912	8,856,643	(24,250)	(31,370,741)	(22,503,436)

Stock issued for payment of services	50,000	50	4,950	—	—	5,000

Currency translation adjustment	—	—	—	(3,769)	—	(3,769)

Stock issued in payment of director fees	17,491,784	17,492	1,731,687			1,749,179

Stock based compensation expense			223,870			223,870

Net income for the period	—	—	—	—	8,789,921	8,789,921

Balance as of September 30, 2005 (Unaudited)	52,454,393	$52,454	$10,817,150	$(28,019)	$(22,580,820)	$(11,729,235)

The accompanying notes are an integral part of these consolidated financial statements

FORTUNE OIL& GAS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended September 30,	Nine Months Ended September 30,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2005	2004	2004	2003	2002
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	$8,789,921	$(3,115,128)	$(4,150,371)	$(3,953,041)	$(6,871,109)

Adjustments to reconcile net loss to net cash from operating activities
- depreciation and depletion expense	81,428	340,738	344,082	950,813	960,573
- gain on settlement of vendor payables	(3,166,558)	—	—	—	—
- stock issued in payment of interest	—	119,987	119,987	90,000	187,500
- stock issued in payment of salaries	—	—	—	—	1,999,679
- compensation expense - stock options	223,870
- gain on sale of oil rights	(9,712,950)	—	—	—	—
Legal settlement costs	90,000
Changes in operating assets and liabilities, net of assets and liabilities acquired
Joint operating account	(348,933)
VAT taxes receivable	456,842	(16,950)	27,271	(484,796)	(62,073)
- other current assets	(11,596)	(65,497)	3,135	(25,839)	254,739
- accounts receivable	-	-)	—	—	902,153
- inventory	—	1,403,552	1,444,004	(564,140)	(302,335)
- restricted cash	58,833	—	—	—	(34,279)
- accounts payable and accrued liabilities	(3,175,948)	430,576	856,551	1,029,722	643,495
- advances payable - related parties	(243,750)	(104,392)	(28,586)	(321,309)	(214,158)
- directors fees payable	145,179	531,000	708,000	593,000	480,000
- accrued salaries and wages	(287,302)	47,338	107,257	77,845	140,944
- taxes payable	(1,001,609)	(202,937)	(630,818)	636,095	453,824
- accrued interest payable	(345,394)	131,298	145,277	388,557	543,083
NET CASH USED IN OPERATING ACTIVITIES	(8,565,633)	(500,414)	(1,108,753)	(1,583,094)	(917,964)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(531,362)	(2,258)	(2,259)	(3,100)	(2,811,811)
Other long-term assets	—	—	—	—	34,668
Proceeds on sale of oil rights	9,000,000	—	—	—

NET CASH USED IN INVESTING ACTIVITIES	8,468,638	(2,258)	(2,259)	(3,100)	(2,777,143)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock			—	—	45,500
Short term debt	97,893	491,014	1,118,089	839,850	4,401,770

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	97,893	491,014	1,118,089	839,850	4,447,270

EFFECTS OF EXCHANGE RATE CHANGES	(3,769)	7,745	(9,337)	(10,920)	(3,618)

INCREASE (DECREASE) IN CASH	(2,870)	(3,914)	(2,260)	(757,264)	748,545

CASH, BEGINNING OF YEAR	9,776	12,036	12,036	769,300	20,755

CASH, END OF YEAR	$6,905	$8,122	$9,776	$12,036	$769,300

See Note 15 - Supplemental Disclosure With Respect to Cash Flows

The accompanying notes are an integral part of these consolidated financial statements

FORTUNE OIL & GAS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002 (AUDITED)
SEPTEMBER 30, 2005 (UNAUDITED)

Note 1 - Nature of Operations

Fortune Oil & Gas, Inc. (“Fortune”), a Nevada corporation, together with its subsidiaries, (the “Company”) is an independent energy company formed on January 24, 1980 and is engaged in the exploration, development, exploitation and production of oil and natural gas. Its operations are focused in the North Java Sea, Indonesia. In May 2000, the Company acquired 100% of the issued and outstanding stock of GFB Resources (Java) Limited, an oil and gas exploration and production company which holds a 100% interest in the Bawean Production Sharing Contracts (“Bawean PSC”) (See Note 4 - Acquisition of GFB Resources (Java) Limited). On January 14, 2005 the Company sold a 70% interest in the Bawean PSC to Camar Resources Canada, Inc. (See Note 8 - Sale of Oil Rights) The Company is currently a party to proceedings that may further dilute its interest in the Bawean PSC. (See Note 16 - Subsequent Events).

The exploration for, and the production of, oil and natural gas is a business with a significant amount of inherent risk requiring large amounts of capital. The Company intends to finance its exploration and development program through cash from operations, existing credit facilities or arrangements with other industry participants. If the sources of capital currently available to the Company are not sufficient to explore and develop its prospects and meet current and near-term obligations, the Company may be required to seek additional sources of financing which may not be available on terms acceptable to the Company. This lack of additional financing could force the Company to defer its planned exploration and development drilling program which could adversely affect the recoverability and value of the Company’s oil and natural gas properties.

Note 2 - Going Concern

These financial statements have been prepared on a going concern basis. However, the Company has suffered recurring operating losses and during the year ended December 31, 2004, the Company incurred a net loss of $4,150,371 and had a working capital deficiency of $23,645,185 and an accumulated deficit of $31,370,741. Although the Company realized non recurring gains on the sale of a 70% interest in its oil rights and settlement of vendor payables totaling $ 12,879,508 during the nine months ended September 30, 2005, (See notes 8 and 14) the Company had had a working capital deficiency of $12,602,702 and an accumulated deficit of $22,580,820at September 30, 2005. The Company requires additional capital to finance operations, current operating losses and to settle current debts. The Company’s ability to continue as a going concern is dependent upon its ability to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted with any certainty at this time.

On August 26, 2005, the Company’s wholly owned subsidiary Indo-Pacific Resources (Java) Ltd. (“IPRJ”) filed a Request for Arbitration (the “Complaint”) against Camar Resources Canada Inc. (CRC), the operator and seventy percent owner of the Company’s oil and gas property at the Camar field, with the International Court of Arbitration (the “Court”) in Paris, France. IPRJ alleges CRC breached the Joint Operating Agreement (JOA), which regulates the operations of the Camar field, and also breached its fiduciary duty to IPRJ by failing to take all necessary acts to commence oil production in the Camar field. On October 7, 2005, CRC filed an Answer to IPRJ’s Request for Arbitration. CRC denies the breaches of JOA alleged by IPRJ. In their Answer to IPRJ’s Request for Arbitration, CRC states that as operator under the JOA it is their duty to comply with laws of Indonesia. As part of such compliance, CRC should obtain approval from the government regulatory body overseeing the activities of the Oil and Gas industry of the budget and work program of the Camar field. CRC alleges that the government regulatory body has informed them it will not approve the budget and work program until such time as the Company has settled its various obligations to contractors and the Indonesian government. Without approval of the budget and work program production at the Camar field would technically not be in compliance with Indonesian regulations. (See Note 16). CRC alleges that if the Company does not satisfy its various debt settlement obligations, the work approvals will not be issued. As a result, the Company may require additional capital, amounting to approximately $5 million to settle current obligations, finance operations and current operating losses. The financing may be in the form of the sale of securities, the assumption of debt, or a combination thereof. In addition, the Company’s ability to continue as a going concern, in the long term, is dependent upon its ability to generate profits from operations. The outcome of these matters cannot be predicted with any certainty at this time.

Since inception, the Company has satisfied its capital needs primarily by issuing equity securities or by incurring short and long term debt. Management’s current plans are to ensure that sufficient capital will be available to provide for its capital needs with minimal borrowings and may issue equity securities to raise additional capital if available. However, there is no guarantee that the Company will be successful in obtaining sufficient capital through selling equity securities or other borrowings. The above financial uncertainties raise substantial doubt as to the Company’s ability to continue as a going concern. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company cease to continue operating as a going concern. These financial statements do not include any adjustments in the amounts and classification of assets and liabilities that may be necessary should the Company cease to continue operating as a going concern. (See Note 16- Subsequent Events).

Note 3 - Summary of Significant Accounting Policies

Principles of Consolidation

These consolidated financial statements are presented in accordance with generally accepted accounting principles in the United States. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries (Fortune Pacific Management Ltd., Indo-Pacific Oil & Gas Inc., Fortune Ship Management Ltd., and Indo-Pacific Resources (Java) Ltd. (formerly GFB Resources (Java) Ltd.). All significant inter-company accounts and transactions are eliminated upon consolidation.

FORTUNE OIL & GAS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002 (AUDITED)
SEPTEMBER 30, 2005 (UNAUDITED)

Note 3 - Summary of Significant Accounting Policies (continued)

Estimates

The preparation of these consolidated financial statements requires the use of certain estimates by management in determining the Company's assets, liabilities, revenues and expenses. Actual results could differ from such estimates.

Depreciation, depletion and amortization of oil and gas properties and the impairment of oil and gas properties are determined using estimates of oil and gas reserves. There are numerous uncertainties in estimating the quantity of reserves and in projecting the future rates of production and timing of development expenditures, including future costs to dismantle, dispose, and restore the Company's properties. Oil and gas reserve engineering must be recognized as a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact way. Proved reserves of oil and natural gas are estimated quantities that geological and engineering data demonstrate with reasonable certainty to be recoverable in the future from known reservoirs under existing conditions.

The Company estimated the value of its vessel upon return to the mortgage holder to have been its book value. The net book value of $1,910,262 was applied against the loan due to the mortgage holder. See note 9 - Short term debt.

Oil and Natural Gas Properties

Investments in oil and natural gas properties are accounted for using the full-cost method of accounting. All costs directly associated with the acquisition, exploration and development of oil and natural gas properties are capitalized. Such costs include lease acquisitions, seismic surveys, and drilling and completion equipment. Maintenance and repairs are expensed as incurred.

Oil and natural gas property costs are depleted based on the unit-of-production method using estimates of proved reserve quantities. Investments in unproved properties are not amortized until proved reserves associated with the projects can be determined or until they are impaired. Unevaluated properties are assessed periodically for impairment on a country-by-country basis. If the results of an assessment indicate that the properties are impaired, the amount of the impairment is added to the proved oil and natural gas property costs to be amortized. The amortizable base includes estimated future development costs and dismantlement, restoration and abandonment costs, net of estimated salvage values. Depletion recorded in these financial statements is based upon a reserve report by Petroleum Geo-Services (UK) Ltd dated March 18, 2005.

Dispositions of oil and natural gas properties are accounted for as adjustments to capitalized costs with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves.

The net capitalized costs of proved oil and natural gas properties are subject to a “ceiling test” which limits such costs to the estimated present value, discounted at a 10% interest rate, of future net revenues from proved reserves, based on current economic and operating conditions. If net capitalized costs exceed this limit, the excess is charged to operations through depreciation and depletion. Because of the volatility of oil and natural gas prices, no assurance can be given that there will not be further write-down in future periods.

Oil and Natural Gas Reserve Estimates

Estimating quantities of proved reserves is a subjective process and involves estimating underground accumulations of hydrocarbons that cannot be measured in an exact manner The reserve data included in these financial statements are estimates prepared by Petroleum Geo-Services (UK) Ltd., The process relies on interpretation of available geologic, geophysical, engineering and production data. The extent, quality and reliability of this data can vary. The process also requires certain economic assumptions regarding drilling and operating expenses, capital expenditures, taxes and availability of funds. The SEC mandates some of these assumptions, such as oil and natural gas prices and the present value discount rate.

FORTUNE OIL & GAS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002 (AUDITED)
SEPTEMBER 30, 2005 (UNAUDITED)

Note 3 - Summary of Significant Accounting Policies (continued)

Oil and Natural Gas Reserve Estimates (continued)

Proved reserve estimates prepared by others may be substantially higher or lower than the Company’s estimate. Because these estimates depend on many assumptions, all of which may differ from actual results, reserve quantities actually recovered may be significantly different than estimated. Material revisions to reserve estimates may be made depending on the results of drilling, testing, and rates of production.

Revenue recognition

Oil and natural gas revenues are recorded using the sales method, whereby the Company recognizes oil and natural gas revenue based on the amount of oil and gas sold to purchasers, when title passes, the amount is determinable, and collection is reasonably assured.

Inventory valuation

Oil inventories and material and supplies inventories are valued at the lower of average cost or net realizable value.

Cash and Cash Equivalents

For the purpose of the statements of cash flows, the Company considers all highly liquid investments purchased with original maturities of three months or less to be cash and cash equivalents.

Vessels and Equipment

Vessels and equipment are stated at cost. For office furniture, equipment, computers and vehicles the Company provides for depreciation, in general, using the straight line method over the estimated useful lives of three to five years. Vessels are depreciated using the straight line method over ten years. Expenditures for maintenance and repairs are charged to operations as incurred while renewals and betterments are capitalized. Gains or losses on the sale of property and equipment are reflected in the statements of operations.

Impairment of Long-Lived Assets

Management evaluates long-lived assets for impairment whenever changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the estimated future undiscounted cash flows from the use of an asset are less than the carrying value, impairment would be recorded to reduce the related asset to its estimated fair value.

Comprehensive Income

The Company utilizes SFAS NO. 130, “Reporting Comprehensive Income.” This statement establishes standards for reporting comprehensive income and its components in a financial statement. Comprehensive income as defined includes all changes in equity (net assets) during a period from non-owner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments, minimum pension liability adjustments, and unrealized gains and losses on available-for-sale securities.

FORTUNE OIL & GAS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002 (AUDITED)
SEPTEMBER 30, 2005 (UNAUDITED)

Note 3 - Summary of Significant Accounting Policies (continued)

Stock-Based Compensation

SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure,” defines a fair value based method of accounting for stock-based compensation. However, SFAS No. 123 allows an entity to continue to measure compensation cost related to stock and stock options issued to employees using the intrinsic method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No 25, “Accounting for Stock Issued to Employees.” Entities electing to remain with the accounting method of APB No. 25 must make pro forma disclosures of net income and earnings per share as if the fair value method of accounting defined in SFAS No. 123 had been applied. The Company does not have a stock option plan however; it has elected to account for its stock-based compensation to employees using the fair value method under SFAS No. 123 (See Note 16). Due to the adoption of SFAS 123 no pro forma disclosures are presented as required by SFAS 148.

Common stock issued for salaries and other services are recorded at the estimated fair value at the time of issuance

Significant Customer

During the nine months ended September 30, 2005 the Company did not have any sales of oil. During the years ended December 31, 2004, 2003 and 2002, sales to a Singaporean privately owned company accounted for 100% of revenues. The Company believes that there are numerous alternative buyers in the marketplace should this customer cease purchasing the Company’s oil.

Income Taxes

The Company accounts for income taxes under the liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amount at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Significant components of the provision for income taxes for the years ended December 31, 2004 and 2003 are:

	September 30	December 31,
	2005	2004	2003
Current
Federal	$-0-	$-0-	$-0-

Deferred
Federal	$-0-	$-0-	$-0-

Provision for Income Taxes	$-0-	$-0-	$-0-

For the years ended December 31, 2004 and 2003, the Company incurred net operating tax losses of $2,115,277 and $2,088,094, respectively.

The Company is charted in the State of Nevada which does not impose a State Income Tax. The Company does not engage in significant operation in North America. Currently its income from oil and gas exploration will not be taxable by the Federal Government until the earnings are repatriated to North America.

A reconciliation of the expected income tax (benefit) computed using the federal statutory income tax rate to the Company’s effective income tax rate is as follows for the years ended December 31, 2004 and 2003:

	September 30,	December 31.
	2005	2004	2003
Income tax computed at the federal
Statutory rate	34.0%	34.0%	34.0%
Changes in valuation allowance	(34.0)%	(34.0)%	(34.0)%

Effective Tax Rate	0.0%	0.0%	0.0%

Significant components of the Company’s deferred tax assets (liabilities) at December 31, 2004 and 2003 consist of the following:

	September 30,	December 31,
	2005	2004	2003
Net operating loss carry forward	$6,072,547	$12,827,374	$10,712,097

Valuation allowance	$(6,072,547)	$(12,827,374)	$(10,712,097)

Net Deferred Tax Asset	$-0-	$-0-	$-0-

As of December 31, 2004, the Company has Net Operating Loss Carry forwards for federal income tax purposes of approximately $12, 827,374, which expire through 2019. The utilization of net operating loss carry forwards may be limited due to the ownership change under the provisions of the Internal Revenue Code Section 382, or eliminated completely under Internal Revenue Code Section 338.The Company approximates the Net Operating Loss Carryforward as of September 30, 2005 to be $6,072,547.

The entire deferred income tax assets of the Company for the nine months ended September 30, 2005 and for the years ended December 31, 2004 and 2003 have been offset by a valuation allowance since management believe the recoverability of the deferred income tax assets during the next year is more likely than not. In addition, due to the uncertainty of the Company to continue as a going concern, as discussed in Note 2, management believes that significant doubt exists as to the Company’s ability to realize any tangible value. Accordingly, a deferred income tax benefit for the years ended December 31, 2004 and 2003 has not been recognized in these financial statements.

Risk Management

The Company is engaged in oil and gas production and manages related industry risk issues directly. The Company is at risk for environmental issues and fluctuations in commodity pricing. The Company is not exposed to significant credit concentration risk. The Company is not exposed to significant interest rate risk, nor are hedging or other activities employed to manage this risk. The Company’s functional currency is the US dollar. All current oil production occurs within Indonesia and accordingly the Company is exposed to foreign exchange risk. The Company does not currently engage in derivatives.

Fair Value of Financial Instruments

The carrying value of cash, accounts receivable, joint operating account, other current assets, accounts payable and accrued liabilities, advances payable, director’s fees payable, accrued salary and wages, taxes payable, accrued interest payable and short term debt approximates their fair value because of the short maturity of these instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

FORTUNE OIL & GAS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002 (AUDITED)
SEPTEMBER 30, 2005 (UNAUDITED)

Note 3 - Summary of Significant Accounting Policies (continued)

Per Share Information

The Company presents basic earnings (loss) per share (“EPS”) and diluted EPS on the face of the statements of operations. Basic EPS is computed as net income (loss) divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants, and other convertible securities which are exercisable during or after the reporting period. In the event of a net loss, such incremental shares are not included in EPS since their effects are anti-dilutive.

The following table sets forth the computation of basic and diluted net income (loss) per share for the periods indicated:

	Nine months ended September 30,		For the year ended December 31,
	2005	2004	2004	2003 (4)	2002 (4)
Numerator:
Net Income (loss)	$8,789,921	$(3,115,128)	$(4,150,371)	$(3,953,041)	$(6,871,109)

Denominator:
Denominator for basic calculation weighted average shares	41,038,688	34,345,652	34,648,875	32,233,257	27,990,474

Dilutive common stock equivalents:
Options	84,000	-
Denominator for diluted calculation weighted average shares	41,122,688	34,345,652	34,648,875	32,233,257	27,990,474

Net income (loss) per share:

Basic net income (loss) per share	$0 .21	$(0.09)	$(0.12)	$(0.12)	$(0.25)
Diluted net income (loss) per share (1) (2)	$0.21	$(0.09)	$(0.12)	$(0.12)	$(0.25)

(1) The Company has issued stock for payment of accrued salaries, services provided and interest payments on short term debt during the years ended December 31, 2002, 2003 and 2004. During these periods the effect of the share issues was anti-dilutive. However, in the nine months ended September 30, 2005 the Company issued 17,491,784 shares of common stock to Messrs Wensveen and Nunn, Chief Executive Office and President, respectively for payment of accrued board of director fees. The effect of such issuances has been accounted for in the Basic and Diluted net income per share above. However, if the shares were treated as though they were issued as of the beginning of the nine months ending September 30, 2005, the diluted net income per share would have been $0.17 per share and the denominator for the dilutive calculation weighted average shares would have52,538,393.

(2) The Company has secured the services of a law firm to assist them with the SEC filing requirements and, in payment thereof, has agreed to pay the firm a cash fee plus 1,000,000 shares of common stock with an effective date of July 9, 2004. Such payment will be made when the Company becomes trading on the OTCBB. If the shares were treated as though they were issued as of July 9, 2004, the Denominator would have been 34,651,107 for the nine months ended September 30, 2004and it would have been anti-dilutive during the nine months ended September 30,2004. However, if the shares were treated as though they were issued as of the beginning of the period ending September 30, 2005, the basic net income per share would have been $0.21 and the diluted net income per share would have been $0.21 and the denominator for the dilutive calculation weighted average shares would have been 42,122,688.

(3) If both (1) and (2) were considered issued as of the beginning of the period ending September 30, 2005, the Dilutive net income per share would have been $0.16 and the denominator for the dilutive calculation weighted average shares would have been 53,538,393.

(4) On February 11, 2002 the Company issued an irrevocable Treasury Order for the security of 5,000,000 common shares of stock in respect to the February 11, 2002 $3,000,000 debt financing for the purpose of providing financing for the purchase and retrofitting of a vessel with NOWMCO. The Treasury Order was irrevocable until the full payment of the debt, or its expiration date of December 31, 2003. The Treasury Order was never acted upon. However, if the shares were considered issued as of February 11, 2002 through December 31, 2003, the result would be anti-dilutive.

Recent Accounting Pronouncements

In March 2004, the FASB issued EITF No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (“EITF 03-1”). The objective of EITF 03-1 is to provide guidance for identifying impaired investments. EITF 03-1 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. In October 2004, the FASB delayed the recognition and measurement provisions of EITF 03-1 until implementation guidance is issued. The disclosure requirements are effective for annual periods ending after June 15, 2004, and remain in effect. Management believes that the adoption of EITF 03-1 did not have a material impact on the Company’s financial condition or results of operations.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs". SFAS 151 amends the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) under the guidance in APB Opinion No. 43, Chapter 4, "Inventory Pricing". Paragraph 5 of APB 43, Chapter 4, previously stated that ". . . under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges. . . ." SFAS 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal". In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management does not expect adoption of SFAS 151 to have a material impact on the Company's financial statements.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets", and an amendment to APB Opinion No. 29, "Accounting for Nonmonetary Transactions". SFAS 153 eliminates certain differences in the guidance in APB 29 as compared to the guidance contained in standards issued by the International Accounting Standards Board. The amendment to APB 29 eliminates the fair value exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. Such an exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in periods beginning after December 16, 2004. Management does not expect adoption of SFAS 153 to have a material impact on the Company's financial statements.

In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment". SFAS 123(R) amends SFAS 123 and APB 25. SFAS 123(R) requires that the cost of share-based payment transactions (including those with employees and non-employees) be recognized in the financial statements. SFAS 123(R) applies to all share-based payment transactions in which an entity acquires goods or services by issuing (or offering to issue) its shares, share options, or other equity instruments (except for those held by an ESOP) or by incurring liabilities (1) in amounts based (even in part) on the price of the entity's shares or other equity instruments, or (2) that require (or may require) settlement by the issuance of an entity's shares or other equity instruments. This statement is effective (1) for public companies qualifying as SEC small business issuers, as of the first interim period or fiscal year beginning after December 15, 2005, or (2) for all other public companies, as of the first interim period or fiscal year beginning after June 15, 2005, or (3) for all nonpublic entities, as of the first fiscal year beginning after December 15, 2005. Management intends to adopt this policy for the quarter ending March 31, 2006. Management is currently assessing the effect of SFAS 123(R) on the Company's financial statements.

Note 4 - Acquisition of GFB Resources (Java) Limited

On May 23, 2000 the Company, through its wholly owned subsidiary Indo Pacific Oil & Gas Inc. (“Indo”), purchased 100% of the issued and outstanding stock of GFB Resources (Java) Ltd. (“GFB”) from GFB Resources Ltd. through a Share Purchase Agreement.

Payment for registered and beneficially owned stock of GFB consisted of a $1,500,000 promissory note, a pledge of shares to secure the sale in cases of default, payment of a severance amount in full at closing, and $1 for the inter-company debt.

FORTUNE OIL & GAS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002 (AUDITED)
SEPTEMBER 30, 2005 (UNAUDITED)

Note 4 - Acquisition of GFB Resources (Java) Limited (continued)

The assets consisted of all rights of entitlements relating to the 100% interest in the Bawean PSC and the South Camar Utilization and Unit Operating Agreement (“UOA”), all technical and proprietary information acquired pursuant to the Bawean PSC and the Camar UOA, and equipment and inventory.

The Share Purchase Agreement dated May 23, 2000 was to be financed by the Company by raising $1,785,000 of cash funds, less amounts previously paid by the Company and Indo. Indo was responsible for operating costs for the period from April 1, 2000 up to and including the financing date. Additionally, Indo was to reimburse GFB for operating costs for April and May, 2000 ($88,000) upon execution of the agreement. Estimated operating costs of $87,000 for June 2000 were paid to GFB by Indo on June 1, 2000 along with $40,000 for estimated July 2000 operating costs. In addition to the above amounts due for operations, Indo agreed to pay GFB $373,840 of which $273,840 was for severance of a GFB employee and $100,000 was for general operating expenses. The acquisition was accounted for by the purchase method of accounting.

As a part of the Share Purchase Agreement, GFB Resources Ltd. was granted a gross overriding royalty of 2 ½% of the gross revenues received from all areas of the Bawean Production Sharing Contract, other than the Camar Field Oil Production, which carries a gross overriding royalty of 5% of the gross revenue from this area of the Bawean PSC. There is also a 5% gross overriding royalty payable on revenues derived from third parties from processing, treating or transportation of petroleum attributable to the Camar filed. Additionally, GFB Resources Ltd. was granted a full lien on revenues generated and all petroleum attributable to Fortune’s interest in the Royalty Lands. On November 29, 2004, GFB Resources Ltd., Canadian Imperial Bank of Commerce and the Company entered into a Settlement Agreement which, among other things, agreed upon a payment of the Note Payable and a release of all liens and royalties (See Note 9 - Short Term Debt).

Note 5 - Production Sharing Agreement

The petroleum lands under the Bawean PSC has been under exploration and development since February 12, 1981 by predecessor firms operating under production sharing contracts, or PSCs, granted by Pertamina, the government owned oil company in Indonesia with the authority to grant PSCs and similar agreements with operators.

The Camar field is operated under a production sharing agreement. There is no royalty, although there is a “First Tranche Provision” (“FTP”) which is a percentage of the gross production revenue that is shared directly with the Indonesian government, before any cost recovery or profit is taken. The FTP is 20% of the gross production revenue, and the Company is entitled to 45.45%, up to a maximum of 89.09%, of gross oil revenues. Allowable costs are recovered from the remaining 80% of the gross production, with any unused cost being shared with the government in the same proportions as the FTP. Because the field has not performed as well as its owners had predicted, there is a large un-recovered cost pool still associated with the Camar field, and consequently all of the permitted cost allowances will revert to the IPR. IPR, therefore, currently retains 89.09% of the proceeds of the crude sales.

FORTUNE OIL & GAS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002 (AUDITED)
SEPTEMBER 30, 2005 (UNAUDITED)

Note 6 - Property and Equipment

Property and equipment consisted of the following:

	September 30, 2005	December 31, 2004	December 31, 2003
Proven oil and natural gas properties at cost, subject to depreciation and depletion	$3,182,180	$10,607,268	$10,607,268
Accumulated depreciation and depletion	(2,851,401)	(9,504,673)	(9,371,223)
	$330,779	1,102,595	1,236,045

Vessel at cost	$—	$—	$2,908,438
Accumulated depreciation	—	—	(800,916)
	—	—	2,107,522

Equipment	$606,394	$117,455	$115,196
Accumulated depreciation	(132,539)	(78,301)	(64,928)
	473,885	39,154	50,268

Property and equipment, net	$804,634	$1,141,749	$3,393,835

The vessel had been encumbered by a mortgage which served as security for a loan (See Note 9- Short term debt - NOWMCO Debt) and, on August 19, 2004, the Company transferred the vessel to the debt holder as partial payment on the loan. The Company recorded the net book value of the vessel, $1,910,262, as a reduction in the loan payable (See note 12 - Litigation).

Equipment with a net book value of $400,556 at June 30, 2005 is held as assets for sale.

Note 7 - Taxes Payable

Value Added Taxes

Value Added Tax (“VAT”) is a tax assessed on certain products and services sold or purchased within Indonesia. The seller of the products assesses the tax against the buyer, collects the tax and remits it to the government. However, because the buyer of all of the petroleum of IPR is either the Government of Indonesia or State allowed companies, VAT is not calculated and included in the selling price of the petroleum. The Company, however, has recorded both the payable in respect of sales and the receivable in respect of purchases, as required by current Indonesian law. As a result, there remains at any time, a receivable and a payable of VAT. This law was changed in January 2004 eliminating the need to withhold any further VAT. Additionally, the law allows for the payment of a 2% per month interest factor on any accrued but unpaid VAT. Such interest is accrued for a period of two years after which no further interest is accrued. The VAT payable, receivable, interest and net VAT payable are as follows:

Period ended,	VAT Receivable	VAT Payable	Accrued Interest

December 31,2004	$3,135,471	$2,808,448	$1,306,447
December 31,2003	$3,108,201	$2,809,338	$1,414,529
September 30, 2005	$2,678,629	$1,196,729	$1,186,707

Pursuant to the Asset Purchase and Sale Agreement (See Note 8), CRC is required to pay the VAT amount owed to the Indonesian government in the amount of $2,808,448 as of December 31, 2004, such amount excluding any VAT receivable and all interest expense accrued on late payments, and IPR shall reimburse CRC for such payment within 6 months from the date on which CRC paid the VAT, plus interest at 1.5% per month. The Company anticipates to repay CRC for the payment of the VAT, less related interest and penalties, from the VAT receivable of $3,135,471at December 31, 2004 which becomes due and payable from the Republic of Indonesia upon the payment of the VAT payable. On September 26, 2005, CRC paid the Indonesian government $1,142,159 of VAT payable - See Note 12- Litigation and 16 Subsequent Events.

The net VAT payable is included as Taxes payable in the accompanying consolidated financial statements. See Note 8 - Sale of Oil Rights, regarding payment of the VAT payable.

FORTUNE OIL & GAS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002 (AUDITED)
SEPTEMBER 30, 2005 (UNAUDITED)

Note 7 - Taxes Payable (continued)

Income Withholding Taxes

Indonesia law requires companies to withhold a portion of the payments due to vendors for purchases and services for potential corporate income taxes that the vendor may owe the government. The withheld taxes are to be remitted to the government authorities. Remittance of withheld taxes, unless paid on a timely basis, is interest bearing to the entity collecting the taxes. The amount owing for the taxes due at December 31, 2004 was paid in full during the nine months ended September 30, 2005 and the remaining amount of $8,857 represents the current balance due for 2005 taxes.

The withheld tax and related interest are as follows:

Period ended	Taxes Payable	Accrued Interest	Total Due
December 31, 2004	$176,078	$331,523	$507,601
December 31, 2003	$708,179	$322,974	$1,031,153
September 30, 2005	$8,857	$1,228,594	$1,237,451

Note 8 - Sale of Oil Rights

On November 26, 2004 IPR entered into an Asset Purchase and Sale Agreement with Camar Resources Canada, Inc. (“CRC”), for the sale of a 70% interest in the Bawean PSC dated February 12, 1981 rights in exchange for $10,500,000 as follows:

▪	$1,500,000 advance payment

▪	$1,000,000 to be deposited in a Joint Operating Account

▪	$4,500,000 to be deposited in a Trade Debt Settlement Account

▪	$3,500,000 directly to the Company

The required advance payments were made on November 19, 2003 and February 4, 2004 in the amounts of $1,000,000 and $500,000 respectively. These payments were treated as loans pending the closing of the agreement and were secured by (i) inventory and equipment, (ii) a continuing right to all crude entitlements, and (iii) the 70% interest in the Bawean PSC noted in the Asset Purchase and Sale Agreement. The security interest is to be released upon repayment of the advance or execution of the Asset Purchase and Sale Agreement.

The agreement completed on January 14, 2005 at which time the remaining $9,000,000 was paid to the Company and the advance payments of $1,500,000 were applied to the purchase price.

The properties sold, a 70% interest in the Bawean PSC dated February 12, 1981, had a net book value of $1,102,595 at December 31, 2004 and, at closing (January 14, 2005), the Company recorded a gain on the sale of $9,712,950. The Agreement called for the settlement of debts of the Company amounting to $9,862,622, and required that $4.5 million of the total purchase price of $10.5 million be set aside for the purpose of settled amounts. See Note 14 - Accounts Payable and Accrued Liabilities for a listing of the major creditors and the related amounts settled and debts forgiven.

Under the terms of the Asset Purchase and Sale Agreement, the Company agreed to endeavor to negotiate the settlement of outstanding unsecured debt with creditors, less the amount owed to the Indonesian Government for VAT, to an amount approximating the $4.5 million which has been deposited in a Trade Debt Settlement Account. As of December 31, 2004 the total amount owing for such debts was $9,826,622 and was the majority of the $11,855,631of trade payables owed as of that date. If, after six months from the date of the Agreement, there remains a debt balance, the Company has the option of either paying off the remaining debt balance or having CRC pay off the remaining balance on behalf of the Company. There is not, however, a requirement to pay off all such debt as a part of Agreement nor is the agreement effective subject to the final disposition of all related unsecured trade payables. However, if CRC pays off any remaining balances owing, IPR’s interest in the PSC will be reduced by one percentage point for every $150,000 remaining owing and paid by CRC, and such reduced interest will be transferred to CRC. If IPR’s interest is reduced to 5%, IPR shall have no obligation to fund future operations but shall be entitled to retain its remaining percent ownership. CRC shall continue to have the right to recover the remaining debt balance paid on behalf of IPR. As of September 30, 2005, CRC paid $1,122,580 in settlement of the Company’s debts in terms of the Asset Purchase and Sale Agreement. See Note 16- Subsequent Events.

FORTUNE OIL & GAS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002 (AUDITED)
JUNE 30, 2005 (UNAUDITED)

Note 8 - Sale of Oil Rights (continued)

Pursuant to the Asset Purchase and Sale Agreement, CRC is required to pay the VAT amount owed to the Indonesian government in the amount of $2,808,448, excluding any VAT receivable and all interest expense accrued on late payments, and IPR shall reimburse CRC for such payment within 6 months, from the date on which CRC paid the VAT, plus interest at 1.5% per month. Finally, if there is a judgment against IPR in the Enterprise lawsuit (see Note 12 - Litigation) in excess of $2,550,000, then IPR shall transfer to CRC percentage interests in the PSC accordance with the same formula stated above for trade debt settlement. As of September 30, 2005 CRC, in accordance with the Asset Purchase and Sale Agreement, paid $1,142,159 of VAT taxes owed to the Indonesian government. See Note 7 - Taxes Payable and Note 16 - Subsequent Events.

In addition to the Asset Purchase and Sale Agreement, the Company also entered into a Joint Operating Agreement. The purpose of the Joint Operating Agreement was to establish the rights and obligations of the parties with regard to operating activities including joint exploration, appraisal, development, production and disposition of Hydrocarbons in the PSC. The parties to the agreement have the following percentage rights of net proceeds and expenses and liabilities: CRC - 70%; IPR - 30%, upon signing subject to the dilution clause discussed above. CRC is to act in the position of Operator of the project and shall be reimbursed by the Company for their proportionate share of expenses necessary to run the operations. As required by the Asset Purchase and Sale Agreement, $1.0 million of the gross sales price of $10.5 million was deposited directly into the Joint Operating Account as the Company’s proportional share of anticipated future operating costs of the Operator. The funds deposited in the Joint Operating Account are to be used by the Operator as the Company’s 30% ownership of operating expenses whereas the remaining 70% of operating expenses is to be paid by CRC as their share of operating expenses. The Joint Operations Account is replenished through quarterly cash-calls by the Operator of the Bawean PSC to the Joint Venture Partners. Should CRC elect to resign as Operator, it must give a 120 day notice; however, should CRC become insolvent or bankrupt it may be removed immediately.

At September 30, 2005 the Company had a balance of $348,933 in the Joint Operating Account representing the unutilized portion of the $ 1.0 million sales proceeds deposited in this account and a balance of $58,833 in the Trade Debt Settlement Account representing the unutilized portion of the $4.5 million deposited in this account. The amount remaining in the Trade Debt Settlement Account has been recorded as Restricted Cash in the accompanying Balance Sheet.

Should either party default from paying its share of the joint expenses, the non-defaulting party shall issue a Notice of Default in which the defaulting party shall have 5 days to cure the default. During the defaulting period, the defaulting party shall not be entitled to a right of Entitlement (quantity of Hydrocarbons). The Operator can sell the entitlements and, after deducting expenses, pay the net proceeds to the non-defaulting party in proportion to the amounts they are owed by the defaulting party and apply any other proceeds to the establishment of a Reserve Fund. If the default is not cured within 30 days of the Default Notice, the non-defaulting party may require the defaulting party to terminate the Agreement. If executed, the defaulting party’s interest shall be transferred to the non-defaulting party.

If either party has a Change in Control (any direct or indirect change in control of a Party whether through merger, sale of shares or other equity interests) the non-acquired party shall have the right to acquire the other party’s participating interest as follows:

▪	The acquired party shall determine and give the non-acquired party a Notice of Cash Value which represents what the acquired party believes its participating interest is worth.

▪
If the parties cannot agree on a Cash Value within 15 days of the Notice, then the valuation shall be submitted to an independent third party. If the independent third party’s valuation is 5% or less than the acquired party’s Cash Value, then the acquired party’s valuation shall be accepted. If the independent third party’s valuation is greater than 5% of the acquired party’s Cash Value, then the independent party’s valuation shall be accepted.

Either Party has the right to withdraw from the Joint Operating Agreement. However, if so, the withdrawing Party may continue to be liable for certain expenses.

FORTUNE OIL & GAS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002 (AUDITED)
SEPTEMBER 30, 2005 (UNAUDITED)

Note 9 - Short term debt

Short-term debt consisted of the following:

	Principal
	September 30, 2005	December 31, 2004	December 31, 2003
Unsecured:
Unsecured short term loans	$316,019	$1,150,076	$355,000
Unsecured, non interest bearing loans	—	188,220	188,220

Secured:
Canadian Imperial Bank of Commerce	—	933,750	933,750
RBM Financial	—	210,820	387,808
NOWMCO	2,539,737	2,539,737	4,450,000
CRC	2,264,741	1,500,000	1,000,000
	$5,120,496	$6,522,603	$7,314,778

Accrued Interest on the above debt is as follows:

	Interest
	September 30, 2005	December 31, 2004	December 31, 2003

Canadian Imperial Bank of Commerce	$—	$317,293	$287,018
RBM Financial	—	15,180	111,600
NOWMCO	918,514	763,959	538,195
CRC	13,817
Unsecured short term loans	—	181,293	195,635
	$932,331	$1,277,725	$1,132,448

Unsecured short term loans

Since the end of the calendar year December 31, 2000 various companies and individuals had advanced the Company short term funds which were used to finance operations. These loans bear interest at current market rates, as applicable to the Company, and are payable on demand. Approximately $834,000 of the loans outstanding on December 31, 2004 were repaid on January 14, 2005.

Unsecured non interest bearing loans

Since the end of calendar year ending December 31, 2000 through December 31, 2004, two related entities had advanced the Company short terms funds which totaled $188,220 as of December 31, 2004. There are no formal arrangements for repayment and no interest expense has been accrued for the loans. The loans were repaid on January 14, 2005.

Canadian Imperial Bank of Commerce (CIBC)

On May 23, 2000 the Company borrowed $1,500,000, consisting of seventeen promissory notes, from CIBC for the purchase of GFB Resources (Java) Ltd. (See Note 4 - Acquisition of GFB Resourced (Java) Ltd.). The notes are secured by a pledge of the shares in Indo Pacific Resources (Java) Ltd. The notes bear interest at 6% per annum. The first note of $250,000 was due the earlier of five months after the start of production in the Camar field or eight months from the date of the agreement. Notes two to seventeen of $78,125 each become payable, at monthly intervals, starting the earlier of nine months after the start of production in the Camar field or twelve months from the date of the agreement. At December 31, 2004 and 2003 the Company was in default on the CIBC loan and consequently the loan was classified as a current liability. The loan was repaid in full on January 14, 2005 and the security was discharged.

FORTUNE OIL & GAS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002 (AUDITED)
SEPTEMBER 30, 2005 (UNAUDITED)

Note 9 - Short Term Debt (continued)

RBM Financial Inc. (“RBM”)

Between December 30, 2000 and February 21, 2001 the Company borrowed $620,000 from RBM. Since the date of the loans but prior to January 31, 2004, the Company made payments in the amount of $260,000 leaving a balance owed at January 31, 2004 of $360,000 plus accrued interest of $111,600, for a total amount of $471,600. On June 30, 2004 the Company made a payment of $25,000 and on July 8, 2004 the Company made a payment of $150,000 leaving a balance at December 31, 2004 of $226,000, inclusive of $15,180 of accrued interest. On December 30, 2004 RBM obtained an order for payment of $550,000 (Canadian) or $401,000 (US) which included the two payments totaling $175,000 made in 2004. The final payment of $236,000, pursuant to the order, was made on January 14, 2005.

NOWMCO Debt

On February 11, 2002 the Company and its wholly owned subsidiaries Fortune Ship Management Ltd (“FSL”) and Indo Pacific Resources (Java) Ltd. (“IPR”) entered into a $3,000,000 debt financing with National Oil Well Maintenance (NOWMCO) for the purpose of providing financing for the purchase and retrofitting of a vessel.

The financing came in two deposits; $530,000 made on February 11, 2002 and $2,470,000 made on February 15, 2002. In addition, a related entity of NOWMCO advanced the Company $250,000 on July 17, 2002. As evidence of the debt, two promissory notes for $1,500,000 each were executed.

Additionally, IPR granted NOWMCO a right of first refusal to provide IPR a program of analysis, remediation, production maximization and future development for IPR’s Camar Field Operation. In exchange for the right of first refusal, NOWMCO provided an additional $1,200,000 of debt financing. Gross funds of $1,200,000, less legal expenses amounting to $66,519 were received on June 6, 2002. As evidence of this debt a promissory note for $1,200,000 was executed.

The promissory notes were secured by 5,000,000 treasury shares of the Company’s common stock. Upon full payment of principal and interest of Promissory Note 1, the common stock was to be released as security. Upon payment of Promissory Note 2, NOWMCO was to deliver a registerable discharge of the Vessel Mortgage. The promissory notes were to be repaid based on IPR oil sales at the rate of $2.00 for every barrel of the Camar Crude Oil sold plus an amount equal to the Discount Price defined as the prevailing market price less $2.00 per barrel. The 5,000,000 treasury shares were never issued by the Company, but rather were secured by a Treasury Order dated February 11, 2002, which was irrevocable until the agreement was settled in accordance with the promissory note, or at its expiration date of December 31, 2003, which ever occurs first.

On July 11, 2002 NOWMCO assigned it rights under the Loan Agreement, including the irrevocable Treasury Order, to Enterprise Trading Limited. No payments were made against the outstanding loan nor were any demands made upon the Treasury Order. On August 19, 2004, Enterprise foreclosed on the loan and took ownership of the vessel.

The Company recorded the net book value of the vessel, $1,910,262, as a reduction in the loan payable. The Company is currently in legal proceedings with NOWMCO. See Note 12- Litigation.

CRC

In anticipation of an agreement between CRC and the Company (See Note 8) for the sale of a 70% interest in the oil rights of the Bawean PSC dated February 12, 1981, CRC made two advance payments to the Company; $1,000,000 on November 19, 2003 and $500,000 on February 4, 2004. The advances were secured by (i) inventory and equipment, (ii) a continuing right to all crude entitlements, and (iii) the 70% interest in the Bawean PSC noted in the Asset Purchase and Sell Agreement. The security interest will be released upon repayment of the advance or execution of the Asset Purchase and Sell Agreement. The Agreement was executed on November 26, 2004 and funds, as described in the agreement, were transferred to the Company on January 14, 2005 (See Note 16 - Subsequent Events). The advance payments of $1,500,000 received in November 2003 and February 2004 were applied against the total purchase price upon final execution of the agreement and the securities were released.

On August 30, 2005 and September 26, 2005, CRC paid, on behalf of the Company, $1,122,580 for vendor related debts and $1,142,159 for VAT taxes due the Indonesian government, respectively. Advances made for tax liabilities and vendor obligations bear interest at the rate of 1 ½% per month. During the nine months ended September 30, 2005, the Company accrued $13,817 of interest payable. See Note 12 - Litigation and Note 16 - Subsequent Events.

FORTUNE OIL & GAS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002 (AUDITED)
SEPTEMBER 30, 2005 (UNAUDITED)

Note 10 - Stockholders’ Equity

Stock Issued

During the period ending September 30, 2005 and the years ended December 31, 2004, 2003, 2002, 2001 and 2000 the Company issued 17,541,784, 1,199,900, 3,000,000, 10,723,400, 5,054,116,and 2,715,007, respectively shares of common stock in private offerings, in payment of services or salaries provided/owed and for settlement debts as follows:

Stock Issued for Cash

During the period ending June 30, 2005 the Company issued 50,000 shares of its common stock for proceeds of $5,000. During the years ended December 31, 2004 and 2003 there were no issuances of capital stock in private placements. During the year ended December 31, 2002, 2001 and 2000, the Company issued 350,000, 1,364,000 and 1,381,333 shares of common stock in private placements for net cash proceeds of $45,500, $940,000 and $1,332,433, respectively.

Stock Issued for Services

From time to time the Company has issued common stock to consultants, directors, employees for services performed. On February 28, 2005, the Company issued 50,000 shares of common stock valued at $0.10 per share to its attorney as payment for legal services rendered. During the year ended December 31, 2001 and 2000 the Company issued a total of 1,765,666 and 131,674 of common stock valued at $946,480 and $147,475, respectively in settlement of the services provided.

Stock Issued in payment of Salaries

During the year ended December 31, 2000, the Company issued 1,202,000 shares of common stock valued at $1,502,500 and warrants to   purchase 1,202,000 shares of common stock at $1.25 per share in payment of salaries to the Company’s Chief Executive Officer and the Company’s President. The shares were issued to two entities controlled 100% by the CEO and President, respectively. The warrants expired on August 14, 2002 and no warrants were exercised into Common Stock of the Company. During the year ended December 31, 2001, the Company issued 1,619,450 shares of common stock valued at $737,500 and warrants to purchase 570,280 shares of Common Stock at $0.50 per share in payment of salaries to the Company’s Chief Executive Officer and the Company’s President. The shares were issued to two entities controlled 100% by the CEO and President, respectively. The warrants expired on April 2, 2003 and no warrants were exercised into Common Stock of the Company. During the year ended December 31, 2002 the Company issued 9,998,400 shares in payment of accrued salaries and directors fees to the Company’s CEO and the Company’s President valued at $1,999,680 or $0.20 per share. On June 30, 2005, the Company issued 9,664,052 shares of common stock valued at $0.10 per share to its Chief Executive Officer, Mr. Wensveen as payment for accrued salary and expenses in the amount of $966,405. On June 30, 2005, the Company also issued 7,827,732 shares of common stock valued at $0.10 per share to its President, Mr. Nunn as payment for accrued salary and expenses in the amount of $782,774.

Stock Issued for Settlement of Debt

The Company has issued common stock in settlement of debt, interest or other payables. During the year ended December 31, 2004, 2003, 2002, and 2001, the Company issued a total of 1,199,900, 3,000,000, 375,000 and 305,000 shares of common stock valued at $119,989, $390,000, $187,500 and $302,500 respectively.

Stock Offerings

On May 24, 2000 the Company, through a private placement, sold 583,333 units consisting of one (1) common share and one (1) warrant for $0.60 per unit, or $350,000. The warrants had a conversion price of $1.05 per share and could be converted at any time until May 24, 2002. All of these warrants expired on May 24, 2002.

On June 30, 2000 the Company, through a private placement, sold 120,000 units consisting of one (1) common share and one (1) warrant for $1.25 per unit, or $150,000. The warrants had a conversion price of $1.25 per share and could be converted at any time until August 14, 2002. All of these warrants expired on August 14, 2002. Issuance costs of $ 15,067 were off set against the proceeds of these offerings.

On July 5, 2000 the Company, through a private placement, sold 678,000 units consisting of one (1) common share and one (1) warrant for $1.25 per unit, or $847,500. The warrants had a conversion price of $1.25 per share and could be converted at any time until August 14, 2002. All of these warrants expired on August 14, 2002.

FORTUNE OIL & GAS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002 (AUDITED)
SEPTEMBER 30, 2005 (UNAUDITED)

Note 10 - Stockholders’ Equity (continued)

In November and December 2000 the Company, through a private placement, sold 288,000 units consisting of one (1) common share and one (1) warrant for $1.25 per unit, or $360,000.The shares were issued in January and February 2001. The warrants had a conversion price of $1.25 per share and could be converted at any time until August 14, 2002. All of these warrants expired on August 14, 2002.

On January 18, 2001 the Company, through a private placement, sold 96,000 units consisting of one (1) common share and one warrant for every two common stock shares purchased for $1.25 per unit, or $120,000. The warrants, amounting to 48,000 warrants, had a conversion price of $1.25 per share and could be converted at any time until August 14, 2002. All of these warrants expired on August 14, 2002.

On February 9, 2001 the Company, through a private placement, sold 80,000 units consisting of one (1) common share and one (1) warrant for $1.25, or $100,000. The warrants, amounting to 100,000 warrants, had a conversion price of $1.25 per share and could be converted at any time until August 14, 2002. All of these warrants expired on August 14, 2002.

On July 4, 2001 the Company, through a private placement, sold 150,000 units consisting of one (1) common share and one (1) warrant for $0.40 per unit, or $60,000. The warrants had a conversion price of $0.40 per share and   could be converted at any time until July 4, 2003. All of these warrants expired on July 4, 2003.

On June 28, 2001 the Company, through a private placement, sold 750,000 units consisting of one (1) common share and one warrant for $0.40 per unit, or $300,000. The shares were sold to entities beneficially owned 100% by Messrs. Wensveen and Nunn, CEO and President of the Company. The warrants had a conversion price of $0.40 per share and could be converted at any time until June 28, 2003. All of these warrants expired on June 28, 2003.

On August 29, 2002 the Company, through a private placement, sold 350,000 units consisting of one (1) common share for $0.13 per unit, or $45,500.

On February 28, 2005 the Company, through a private placement, sold 50,000 shares for $0.10 per share, or $5,000.

Stock Issued for Services

On May 24, 2000, as related to the purchase of GFB Resources (Java) Limited by the Company (See Note 4 -Acquisition of GFB Resources), the Company terminated the services of an employee who had $134,079 in accrued retirement benefits. The accrued retirement benefits were paid one-third in cash ($44,769) and the remainder was paid in 131,674 shares of common stock of the company valued at $89,538, or $0.68 per share.

On January 31, 2001 the company issued 50,000 shares of common stock valued at $70,000, or $1.40 per share to an individual and his wholly-owned company for consulting services in connection with charting a vessel, acting as a broker for the purchase of the vessel and conversion of the vessel.

On January 31, 2001 the Company issued 100,000 shares of common stock as compensation to a non-executive Director until such time as the individual became an executive Director. The stock was valued at $102,000 or $1.02 per share. The individual became an executive Director of the Company on October 27, 2000.

On January 31, 2001 the Company issued 24,000 shares of common stock in payment of management consulting services. The common stock was valued at $24,480 or $1.02 per share.

On February 1, 2001 and June 26, 2001 the Company issued 176,667 and 406,666 shares of common stock valued at $0.45 per share, or $262,500 for investor relations consulting services. The stock was issued at the fair market value of other equity transactions occurring at or near the time of issuance.

On March 14, 2001 the Company issued 75,000 shares of common stock to an engineering company in exchange for services rendered. The stock was issued at the fair market value of other equity transactions occurring at or near the time of issuance. The stock was valued at $67,500, or $0.90 per share.

FORTUNE OIL & GAS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002 (AUDITED)
SEPTEMBER 30, 2005 (UNAUDITED)

Note 10 - Stockholders’ Equity (continued)

On June 21, 2001 the Company issued 933,333 shares of common stock valued at $0.45 per share for a total value of $420,000 for consulting services. The consulting services were rendered in connection with investor relations for a period of one year.

On February 28, 2005, the Company issued 50,000 shares of common stock valued at $0.10 per share to its attorney as payment for legal services rendered

Stock Issued for Payment of Salaries

On June 30, 2000, the Company issued 433,500 and 246,500 shares of common stock to entities beneficially owned 100% by Messrs. Wensveen and Nunn, CEO and President, respectively, in payment of salaries of $541,875 and $308,125 for Messrs. Wensveen and Nunn, respectively. The Company also issued common stock warrants, amounting to 680,000 warrants, issued on a 1:1 basis of common stock issued, had a conversion price of $1.25 per share and could be converted at any time until August 14, 2004. None of the warrants were converted to Common Stock before the expiration date. The total fair value of the Common Stock issued, $850,000, was recorded as compensation expense in the year ended December 31, 2000. On June 30, 2000, the Company issued 322,000 and 200,000 shares of common stock to entities beneficially owned 100% by Messrs. Wensveen and Nunn, CEO and President, respectively, in payment of salaries of $402,500 and $250,000 for Messrs. Wensveen and Nunn, respectively. The Company also issued common stock warrants, amounting to 522,000 warrants, issued on a 1:1 basis, had a conversion price of $1.25 per share and could be converted at any time until August 14, 2004. None of the warrants were converted into Common Stock of the Company before   the expiration date. The total fair value of the Common Stock issued, $652,500, was recorded as compensation expense in the year ended December 31, 2000.

On April 6, 2001, the Company issued 722,225 and 722,225 shares of common stock to entities beneficially owned 100% by Messrs. Wensveen and Nunn, CEO and President, respectively, in payment of salaries of $325,001 and $325,001 for Messrs. Wensveen and Nunn, respectively. The Company also issued common stock warrants, amounting to 1,444,450 warrants, issued on a 1:1 basis of common stock issued, had a conversion price of $0.45 per share and could be converted at any time until April 2, 2003. None of the warrants were converted to Common Stock before the expiration date. The total fair value of the Common Stock issued, $650,002, was recorded as compensation expense in the year ended December 31, 2001. On July 25, 2001, the Company issued 87,500 and 87,500 shares of common stock to entities beneficially owned 100% by Messrs. Wensveen and Nunn, CEO and President, respectively, in payment of salaries of $43,750 and $43,750 for Messrs. Wensveen and Nunn, respectively. The Company also issued common stock warrants, amounting to 175,000 warrants, issued on a 1:1 basis of common stock issued, had a conversion price of $0.50 per share and could be converted at any time until July 25, 2003. None of the warrants were converted to Common Stock before the expiration date. The total fair value of the Common Stock issued, $87,500, was recorded as compensation expense in the year ended December 31, 2001.

On March 26, 2002 Messrs. Wensveen and Nunn, CEO and Director and President and Director, converted their accrued salary and director fees for the period December 1999 through December 2001, or $83,320 per person into common stock of the Company. Each individual was issued 4,999,200 shares of common stock valued at $0.01667 per share. The difference between the issue price and the fair market value at date of issuance, or $0.20 per, amounting to $1,833,040 has been booked as additional compensation expense in the accompanying consolidated financial statements. The total fair value of the Common Stock issued, $1,999,680, was recorded as additional paid in capital.

On June 30, 2005, the Company issued 9,664,052 shares of common stock valued at $0.10 per share to its Chief Executive Officer, Mr. Wensveen as payment for accrued salary and expenses in the amount of $966,405. On June 30, 2005, the Company also issued 7,827,732 shares of common stock valued at $0.10 per share to its President, Mr. Nunn as payment for accrued salary and expenses in the amount of $782,773.

Stock Issued for Settlement of Debt and Interest

On April 2, 2001, a party loaned the Company $60,000. The Company issued 30,000 shares of common stock on October 5, 2001 valued at $0.50 per share, or $15,000 and recorded the amount as interest expense. Had the loan not been repaid within 30 days, it would have converted to 500,000 shares in a private placement valued at $0.12 per share. The loan was repaid on November 13, 2001.

FORTUNE OIL & GAS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002 (AUDITED)
SEPTEMBER 30, 2005 (UNAUDITED)

Note 10 - Stockholders’ Equity (continued)

Between December 2000 and February 21, 2001 the Company had received various loans from RBM Financial in the amount of $620,000. On February 20, 2001, in partial payment of the loans 200,000 shares of common stock valued at $250,000, or $1.25 per share were issued to two beneficiaries of RBM Financial and the amount was offset against loans payable. On January 14, 2002 RBM Financial filed suit against the Company for repayment of the loan balance. (See Notes 9 and 12, Short term debt and Litigation, respectively.) The final payment on the debt and accrued interest, per the court order, was made on January 14, 2005.

On July 25, 2001 the Company issued 75,000 share of Common Stock valued at $.50 per share or a total of $37,500 for an interest bonus due to the late payment of a loan.

On March 27 and August 30, 2001 a party loaned the Company $325,000 and $100,000, respectively. In payment of interest, the Company, on June 26, 2002, issued 300,000 of common stock valued at $0.50 per share or $150,000. See Note 9 - Short term debt.

On August 15, 2002 the Company issued 75,000 units consisting of one (1) common share and one (1) warrant for $0.50 per unit, or $37,500. The shares were issued for the late payment of the debt. The warrant had a conversion price of $0.50 per share and could be converted at any time until July 25, 2003. None of the warrants were converted to Common Stock before the expiration date.

On May 21, 2003 the Company, through it wholly-owned subsidiary IPOG entered into a Loan and Security Agreement with New Jersey Investments, Ltd (“New Jersey”) (See Note 13- Related Party Transactions) wherein New Jersey loaned the Company $290,000. As security for the loan, IPOG sold a $42,438,000 inter-company receivable from IPR to New Jersey for $10,000. On August 30, 2003 the Company and New Jersey converted the loan and interest expense of $90,000 to common stock in a private placement valued at $0.13 per share, or 3,000,000 shares, and New Jersey agreed to relinquish its interest in the inter-company receivable thereby canceling all rights to the inter-company receivable. A letter of full release for the loan, interest and any interest in the inter-company receivable was received from New Jersey by the Company on June 30, 2003. For accounting purposes IPOG did not record loss on the sale of the inter-company receivable nor did it recognize a gain on the subsequent cancellation of the Lenders rights to the inter company receivable.

On January 14, 2004 a party loaned the Company $15,000. The Company issued 214,264 shares of common stock valued at $0.10 per share, or $21,426 for the payment of bonus interest. On April 2, 2004 the same individual loaned the Company $20,000 and $35,000. The Company issued 285,686 and 499,950, respectively, shares of common stock valued at $0.10 per share, or $78,563 for the payment of bonus interest. As of June 30, 2005 and December 31, 2004 the loans have not been repaid.

On February 26, 2004 a party loaned the Company $20,000. In the payment of interest the Company issued 200,000 shares of common stock, valued at $0.10 per share or $20,000.

FORTUNE OIL & GAS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002 (AUDITED)
SEPTEMBER 30, 2005 (UNAUDITED)

Note 10 - Stockholders’ Equity (continued)

Warrants

As of December 31, 2004, there were no warrants outstanding to purchase common stock. A summary of warrants issued is as follows:

	Convertible in Number of Shares	Weighted Average Exercise Price	Weighted Average Contractual Life
Balance, December 31, 1999 (Unaudited)	—	$—	—
Granted during the year	2,871,333	1.21
Balance, December 31, 2000 (Unaudited)	2,871,333	1.21	1.75 years
Granted during the year	2,722,450	0.48
Balance, December 31, 2001 (Unaudited)	5,593,783	0.84	1.07 years
Granted during the year	—	—
Expired during the year	(2,999,333)	1.21
Balance, December 31, 2002 (Audited)	2,594,450	0.44	0.56 years
Granted during the year	—	—
Expired during the year	(2,594,450)	0.44
Balance, December 31, 2003 (Audited)	—	—	—
Balance, December 31, 2004 (Audited)	—	—	—
Balance, September 30, 2005 (Unaudited)	—	—	—

The value attributable to warrants could not be reasonably determined. Consequently, no value was attributed to warrants.

Stock Options

The Company did not grant any options or Stock Appreciation Rights for the fiscal year ended 2004 and for each prior fiscal year..

In January 2005, the Company granted options to purchase 1,400,000 shares of common stock to each of Mr. Wensveen and Mr. Nunn, at an exercise price of $0.07 per shares. These options are fully vested. These options will expire on January 1, 2015. No portions of the options have been exercised. These options were not issued under our 2005 Equity Incentive Plan. In connection with these grants, the Company recorded compensation expense of $223,870 using the Black-Sholes valuation model (assuming volatility of 220%, a risk-free interest rate of 4.22%, expected lives of 10 years and no dividend yield).

The Board of Directors and shareholders of the Company approved the Fortune Oil & Gas, Inc. 2005 Equity Incentive Plan (the “Plan”) which permits the Company to grant, for a ten year period, both stock purchase rights and stock options. The Company has reserved 10,000,000 shares of our Common Stock for issuance to our directors, employees and consultants under the Plan. The Plan is administered by the Board of Directors. As the administrator of the Plan, the Board of Directors has the authority and discretion, subject to the provisions of the Plan, to select persons to whom stock purchase rights or options will be granted, to designate the number of shares to be covered by each option or stock purchase right, to specify the type of consideration to be paid, and to establish all other terms and conditions of each option or stock purchase right. Options granted under the Plan will not have a term that exceeds ten years from date of grant. As of September30, 2005, the Company has not granted any awards of stock or options under the Plan.

Note 11 -Commitments and Contingencies

From time to time, the Company is party to certain legal actions and claims arising in the ordinary course of business. The outcome of these events cannot be predicted with certainty.

The operations and financial position of the Company continue to be affected from time to time, in varying degrees, by domestic and foreign political developments as well as legislation and regulations pertaining to restrictions on oil and natural gas production, imports and exports, natural gas regulation, tax increases, environmental regulation and cancellation of contract rights. Both the likelihood and overall effect of such occurrences on the Company vary greatly and are not predictable.

At December 31, 2004 long term lease commitments of the Company, consisting of operating leases, are as follows:

2005 - $104,429

2006 - $105,719

2007 - $105,719

2008 - $74,440

2009 - $35,967

FORTUNE OIL & GAS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002 (AUDITED)
SEPTEMBER 30, 2005 (UNAUDITED)

Note 12 - Litigation [

National Oil Well Maintenance (“NOWMCO”) and Enterprise Trading Limited (“Enterprise”) versus Fortune Oil & Gas, Inc. (the “Company”), Fortune Ship Management Ltd (FSM”) and Indo-Pacific Resources (Java) Ltd. (“IPR”)

On September 20, 2002 NOWMCO and Enterprise filed suit against the Company and its two wholly owned subsidiaries, FSM and IPR, for repayment of the total loan amount of $4,450,000 plus applicable interest and for the right to retain possession of the vessel currently in their possession. See note 9 debt of the Company-NOWMCO Debt.

The Company contends that it relinquished possession of the vessel to Enterprise on August 14, 2004 and that the vessel should have been valued at $3,000,000 based on an independent third party valuation of the scrap value of the vessel. The Company contends, based upon the belief that the credit is valid, that the outstanding loan amount should be reduced to $1,450,000 plus applicable interest.

On December 2, 2002 the Company filed suit against NOWMCO and Enterprise alleging breach of contract for remediation work on the Camar Field oil wells and fraudulent and negligent misrepresentation as to the qualifications of skills of NOWMCO and Enterprise. The counterclaim asks for compensatory, consequential and punite judgments, pre and post judgment interest, declaration of violation of the agreements between the parties, performance of contractual obligations and costs and expenses, including reasonable attorney fees.

The Company has recorded the full amount of the loans, $4,450,000, less the net book value of the vessel, $1,910,262, plus accrued interest expense of $763,958 leaving a balance owed of $2,539,737.

Glencore International AG (Glencore) versus Indo-Pacific Resources (Java) Ltd (“IPR”)

The Company had committed, by a sales contract dated March 3, 2003, to sell crude oil to Glencore. The Company was unable to meet the commitment and Glencore entered action against the Company on June 30, 2003 claiming damages for lost profits, indemnity, interest and legal costs of approximately $250,000. The Company filed a defense that based on unforeseen difficulties, as a claimed result of force majeure, it was not able to fulfill the sales contract. The Company accrued $200,000 as a loss provision. Subsequent to June 30, 2005, the Company’s subsidiary, IPRJ and Glencore have settled this matter and have entered into a settlement agreement whereby IPRJ shall pay to Glencore the sum of $290,000 in one lump sum on or before October 31, 2005. The Company has guaranteed this payment. Upon payment in full of the settlement amount, the case will be dismissed. As of November 4, 2005, the full amount of the settlement had not been made and the payment date for such settlement has been deferred to December 15, 2005 by verbal agreement between the parties. Although the date for payment has passed, the parties still intend to settle this matter.

Patra Drilling Contractor (“Patra”) and Somaser, S.N.C. (“Somaser”) versus Indo-Pacific Resources (Java) Limited (“IPR”)

Patra and Somaser claim breach of contract in the amount of approximately $2.7 million plus interest of approximately $800,000 under a contract for offshore oil and gas well drilling services. The contract was entered into prior to the Asset Purchase and Sale Agreement dated May 23, 2000 (See Note 4 - Acquisition of GFB Resources (JAVA) Limited). Patra and Somaser have requested that the dispute be settled by the Indonesian National Board of Arbitration (“BANI”). It is the position of the Company that BANI has no jurisdiction over the case. The outcome of this legal action is presently not determinable and the Company has recorded $3,154,507 as owing to Patra.

RBM Financial Inc. (“RBM”) versus Fortune Oil & Gas, Inc. (“the Company”)

RBM loaned the Company $620,000 between December 30, 2000 and February 21, 2001. The Company has made payments against this loan in the amount of $260,000 and, therefore owes RBM the principal sum of $360,000 plus $111,600 of accrued interest, for a total amount owed of $471,600. On January 2002 RMB filed an action for collection of amounts unpaid. On June 30, 2004 the Company made a payment of $25,000 and on July 8, 2004, the Company made a further payment of $150,000 leaving a balance at December 31, 2004 of $226,000, inclusive of $15,180 of accrued interest. On December 23, 2004, RBM obtained a court order for $550,000 (Canadian), or $401,000 (US), which included the two payments made in 2004. The final payment, pursuant to the order, was made on January 14, 2005.

Singapore Technologies Marine Ltd. (“STM”) versus Fortune Ship Management LTD. (“FSM”) and Fortune Oil and Gas Inc. (“Company”)

STM performed conversion and repair work on a vessel to become a floating offshore storage vessel, pursuant to the terms of a contract dated January 9, 2002. The work was contracted for, performed but never paid for by the Company. STM claimed damages and accrued interest to which the Company filed a defense. On August 14, 2004 a Notice of Discontinuance was issued by the Court and there has not been activity since the filing. The Company has recorded $627,544 as owing to STM at June 30, 2005 and December 31, 2004.

Indo-Pacific Resources (JAVA) Ltd. versus Camar Resources Canada Inc. (International Chamber of Commerce, International Court of Arbitration, Paris, France)

On August 26, 2005, the Company’s wholly owned subsidiary Indo-Pacific Resources (Java) Ltd. (“IPRJ”) filed a Request for Arbitration (the “Complaint”) against CRC with the International Court of Arbitration (the “Court”) in Paris, France. The Complaint alleges CRC breached the Joint Operating Agreement and also breached its fiduciary duty to IPRJ by failing to take all necessary acts to commence oil production in the Camar field. The Company seeks a finding that such breaches constitute sufficient grounds for the removal of CRC as operator under the JOA and for the appointment of a new operator that IPRJ can choose without any input from CRC. IPRJ is seeking monetary damages including approximately $4,850,000 for lost profits that will increase at a net rate of $550,000 every month (based on current crude prices) for every month the Camar field is not put into production and also approximately $319,440 for the fixed charges related to the mooring system and which will also continue to accrue at an average monthly rate of $36,500. The Company commenced the Arbitration as means to compel CRC into proper action including the charter of a vessel that will culminate in reinstated production at the Camar field. The Company still believes that CRC is suited to operate the field and is a viable partner in the Joint Venture. However, the Company and its management believes that in order to protect the value of the Company and to protect its shareholders from further losses associated with the lack of production, it needed to instigate a proceeding that would force CRC to be responsive and move forward immediately to resume operations at the Camar field.

On October 7, 2005, CRC filed an Answer to IPRJ’s Request for Arbitration an also a Counterclaim against IPRJ. CRC denies the breaches of the JOA alleged by IPRJ. CRC’s Counterclaim alleges IPRJ has breached the Asset Purchase and Sale Agreement (“PSA”) that the parties entered into on November 26, 2004 because IPRJ has failed to settle all of its trade debts and value added tax principal obligations (including tax penalties and associated interest charges owed to Indonesia) and hereinafter referred to as the “Settlement Obligations” under the Asset Purchase and Sale Agreement). As a result of IPRJ’s breach, CRC alleges that BPMIGAS, the Indonesian regulatory body that issues the work program and budget approvals in connection with oil production under the Bawean PSC, did not approve the 2004 and 2005 work programs and budgets for operation of the Camar Field. CRC is seeking monetary damages including $12,000,000 representing lost production suffered by CRC because of IPRJ’s failure to settle the Settlement Obligations, $1,000,000 per month commencing on the date of the filing of the Complaint for each month production is not obtained from the properties subject to the Bawean PSC, and an award of costs and interest on the damage amounts stated above. See Note 8 - Subsequent Events.

On October 25, 2005, CRC paid $2,250,000 of the Patra Drilling Contractor payable on behalf of the Company and settled the total amount due at an amount $1,047,855 less than the recorded amount due.

On October 26, 2005 the Company received a Notice of Dilution from CRC alleging that the Company has not discharged its requirement to settle and pay all outstanding vendor and VAT tax obligations and that CRC has settled and paid $3,402,580 of vendor obligations and $2,123,892 of VAT obligations. Under the terms of the Asset Purchase and Sale Agreement, the Company has 45 days to reimburse CRC for the payment of such non-settled vendor obligations and, if CRC is not reimbursed, is subject to a dilution in their ownership interest in the joint operations by a factor of one percentage point for each $150,000 paid by CRC except that the Company ownership position shall not be diluted beyond 5% of the joint operations. Per the Notice of Dilution, CRC claims that the Company’s ownership should be reduced to 7.12%. Under the terms of the Asset Purchase and Sale Agreement, the Company is entitled to reimburse CRC for the payment of such debts and avoid the dilution in the Company’s ownership interest. The Company intends to respond to the Notice of Dilution within the time frame permitted under the Asset Purchase and Sale Agreement. The Company does not believe that the payment of the debts by CRC was in accordance with the terms of the Asset Purchase and Sale Agreement and accordingly that the Notice of Dilution is not enforceable and the Company does not believe that CRC is entitled to reduce the Company’s ownership percentage in the Bawean PSC

FORTUNE OIL & GAS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002 (AUDITED)
SEPTEMBER 30, 2005 (UNAUDITED)

Note 13 - Related Party Transactions

During the year ended December 31, 2000 the Company issued 1,202,000 shares of common stock, and warrants to purchase 1,202,000 shares of common stock, valued at $1,502,500, to two entities which are 100% controlled by the Company’s Chief Executive Officer and President. The Common Stock was issued in payment for salaries. See Note 10 - Stockholders Equity - Stock issued in payment of wages.

During the year ended December 31, 2001 the Company issued 1,619,450 shares of common stock and warrants to purchase 1,202,000 shares of common stock, valued at $1,619,450 to two entities which are 100% controlled by the Company’s Chief Executive Officer and President. The common stock was issued in payment of cash salaries. See Note 10 - Stockholders Equity - Stock issued in payment of wages.

In March 27, 2001, a loan of $325,000 was made to the Company by a relative of one of the non-management members of the Board of Directors of the Company. In payment of interest on the loan, 300,000 shares of common stock were issued at $0.50 per share or $150,000. The loan was repaid on April 26, 2001.

On March 26, 2002 Messrs. Wensveen and Nunn, CEO and Director and President and Director, converted their accrued salary and director fees for the period December 1999 through December 2001, or $83,320 per person, into common stock of the Company. Each individual was issued 4,999,200 shares of common stock valued at $0.01667 per share. The difference between the issue price and the fair market value at date of issuance, or $0.20 per share amounting to $1,833,040, has been recorded as additional compensation in 2002 and the fair value of the Common Stock issued, $1,989,683, was recorded as additional paid in capital.

On May 21, 2003 the Company, through it wholly-owned subsidiary Indo-Pacific Oil and Gas Ltd (“IPOG”) entered into a Loan and Security Agreement with a New Jersey Investments, Ltd (“New Jersey”) (See Note 10-Shareholder’s Equity) wherein New Jersey loaned the Company $290,000. New Jersey Investment Ltd. is a Barbados company that is owed fifty percent by Asia Equity Ltd., which is wholly owned by Mr. Nunn, the Company’s President and Director and fifty percent owned by Asia Investment Ltd, which is wholly owned by Mr. Wensveen, the Company’s CEO and Director. Mr. Nunn and Mr. Wensveen share voting and control over New Jersey Investment Ltd. As security for the loan, IPOG sold a $42,438,000 inter-company receivable from IPR to New Jersey for $10,000. On August 30, 2003 the Company and New Jersey converted the loan and interest expense of $90,000 to common stock in a private placement valued at $0.13 per share, or 3,000,000 shares, and New Jersey agreed to relinquish its interest in the inter-company receivable thereby canceling all rights to the inter-company receivable. A letter of full release for the loan, interest and any interest in the inter-company receivable was received from New Jersey by the Company on June 30, 2003. For accounting purposes IPOG did not record loss on the sale of the inter-company receivable nor did it recognize a gain on the subsequent cancellation of the Lenders rights to the inter company receivable.

On January 14, 2004 a relative of one of the non-management members of the Board of Directors loaned the Company $15,000. In payment of interest, the Company issued 214,264 shares of common stock valued at $0.10 per share, or $21,426 for accrued interest. On April 2, 2004 the same individual loaned the Company $20,000 and $35,000. In payment of interest, the Company issued 285,686 and 499,950, respectively, shares of common stock valued at $0.10 per share, or $68,524 for accrued interest.

FORTUNE OIL & GAS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002 (AUDITED)
SEPTEMBER 30, 2005 (UNAUDITED)

On January 1, 2005, the Company entered into Employment Agreements with the Chief Executive Officer and the President. Each of the Agreements are for a term ending on December 31, 2014 and commit the Company, for each of the executives, to an annual salary of $360,000 with annual salary increases of not less than 7% per year, incentive stock options of 1,400,000 shares exercisable at $0.07 cents per share (or $100,000) which vest immediately and terminate 10 years from the date of the grant, health benefits provided by the Company, and annual vacation and sick leave allowances. In the event of a merger, selling of a controlling interest, or selling of a majority of its assets, the Company is obligated to pay each Executive three times his annual salary as is then in effect. In the event the Agreement is terminated prior to its expiration date, for any reason, the Executive shall receive the then current Base Salary and all accrued and earned, but unpaid bonuses or benefits described above. Additionally the Executive shall have the right to retain all rights to shares and vested stock options as well as other granted equity rights, if any. If the Executive dies during the term of the agreement, the Executive’s estate shall be entitled to receive the Executive’s then current base salary for one year from date of death. However, the Company may terminate the Executive for “cause” as defined in the Agreement if (1) the Executive was given a minimum of thirty (30) days prior written notice of termination and (2) the Executive had one hundred twenty (120) days to correct any breach, default or causation. On January 1, 2005 the stock options were granted in terms of the employment agreement.

On January 14, 2005, the following payments for expenses and advances, which were all payable as of December 31, 2004 and included in the accompanying consolidated financial statements as of December 31, 2004, were made to the Company’s Chief Executive Officer and the Company’s President, $390,973 in respect of director fees which were accrued for periods prior to December 31, 2004; $229,455 in repayment of advances received from the Company’s subsidiaries; $17,279 in respect of accrued wages; $188,248 of in respect of unsecured, non interest bearing loans; and $174,045 of in respect of accrued expenses.

On June 30, 2005, the Company issued 9,664,052 shares of common stock valued at $0.10 per share to its Chief Executive Officer, Mr. Wensveen as payment for accrued salary and expenses in the amount of $966,405. On June 30, 2005, the Company also issued 7,827,732 shares of common stock valued at $0.10 per share to its President. Mr Nunn as payment for accrued salary and expenses in the amount of $782,774.of advances received from the Company’s subsidiaries; $17,279 in respect of accrued wages; $188,248 in respect of unsecured, non interest bearing loans; and $174,045 in respect of accrued expenses.

Advances from related parties are unsecured, has no fixed terms of repayment and are interest free.

Note 14 - Accounts Payable and Accrued Liabilities

The Company’s accounts payable and accrued liabilities consisted of the following major payables:

Vendor name	September 30, 2005	December 31, 2004	December 31, 2003
Haliburton Services PT	$-	$1,055,012	$1,055,012
Patra Drilling Contractor	3,297,855	3,297,855	3,154,507
Prosafe Production Services Pte Ltd	-	1,581,387	1,123,888
Others under 10% of total	2,300,271	5,921,377	5,665,672
Total Accounts Payable and accrued liabilities	$5,598,126	$11,855,631	$10,999,079

The gain on the settlement of trade payables at less than recorded values results from negotiations with various unsecured creditors for the settlement and payment of the amounts owed at amounts less than that the recorded liability. Changes in Accounts Payable between December 31, 2004 and September 30, 2005,are represented by the following table:

Vendor	As of September 30, 2005	As of December 31, 2004	Payments in Cash	Forgiveness of Debt	Increase in Payables
Haliburton Services PT	$-	$1,055,012	$158,252	$896,760	$-
Patra Drilling Contractor	3,297,855	3,297,855	-	-	-
Prosafe Production Services Pte. Ltd	-	1,581,388	385,337	1,196,051	-
Other vendors (1)	2,300,271	5,921,376	4,560,529	1,073,747	$2,013,171
Total	$5,598,126	$11,855,631	$5,104,118	$3,166558	$2,013,171

(1) Vendors listed include those with a balance of 10% or greater of total accounts payable and accrued liabilities as of December 31, 2004.

On August 20, 2005 CRC, on behalf of the Company, paid $1,122,580 of vendor debts. The amount paid by CRC is included in short term debt as of September 30, 2005.The Company is continuing to negotiate and settle any debts that have not been settled as of September 30, 2005 with the anticipation that all negotiations will be completed by the end of the calendar year.

During the period from January 14, 2005 through September 30, 2005, the Company negotiated the settlement of certain of its debts. As of September 30, 2005 the Company has settled approximately $6,126,000 of debts as of December 31, 2004 in consideration of $2,959,000 of cash which resulted in a gain of approximately $3,167,000. See Note - Subsequent Events

FORTUNE OIL & GAS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002 (AUDITED)
SEPTEMBER 30, 2005 (UNAUDITED)

Note 15 - Supplemental Disclosure With Respect to Cash Flows

			December 31,
	September 30, 2005	September 30, 2004	2004	2003	2002
Cash paid for interest	$498,586	$—	$538,213	$—	$—
Cash paid for income taxes	$—	$—	$—	$—	$—
Cash paid for other taxes	$1,318,237	$537,812--	$537,812	$81,461	$12,435

Note 16 - Subsequent Events

On August 26, 2005, the Company’s wholly owned subsidiary Indo-Pacific Resources (Java) Ltd. (“IPRJ”) filed a Request for Arbitration (the “Complaint”) against CRC with the International Court of Arbitration (the “Court”) in Paris, France.The Complaint alleges CRC breached the Joint Operating Operating Agreement and also breached its fiduciary duty to IPRJ by failing to take all necessary acts to commence oil production in the Camar field. The Company commenced the Arbitration as a means to compel CRC into proper action including the charter of a vessel that will culminate in reinstated production at the Camar field. The Company still believes that CRC is suited to operate the field and is a viable partner for the Joint Venture. However, the Company and its management believes that in order to protect the value of the Company and to protect its shareholders from further losses associated with the lack of production, it needed to instigate a proceeding that would force CRC to be responsive and move forward immediately to resume operations at the Camar field.

On October 7, 2005, CRC filed an Answer to IPRJ’s Request for Arbitration and also a Counterclaim against IPRJ. CRC denies the breaches of the JOA alleged by IPRJ. CRC’s Counterclaim alleges IPRJ has breached the Asset Purchase and Sale Agreement (“PSA”) that the parties entered into on November 26, 2004 because IPRJ has failed to settle all of IPRJ’s trade debts and value added tax principal obligations (including tax penalties and associated interest charges owed to Indonesia and hereinafter referred to as the “Settlement Obligations”) under the PSA. As a result of IPRJ’s breach, CRC alleges that BPMIGAS, the Indonesian regulatory body that issues the work program and budget approvals in connection with oil production under the Bawean PSC, did not approve the 2004 and 2005 work programs and budgets for operation of the Camar Field. CRC is seeking monetary damages including $12,000,000 representing lost production suffered by CRC because of IPRJ’s failure to settle the Settlement Obligations, $1,000,000 per month commencing on the date of the filing of the Complaint for each month production is not obtained from the properties subject to the Bawean PSC, and an award of costs and interest on the damage amounts stated above.

On October 25, 2005, CRC paid $2,250,000 of the Patra Drilling Contractor payable on behalf of the Company and settled the total amount due at an amount $1,047,855 less than the recorded amount due.

On October 26, 2005 the Company received a Notice of Dilution from CRC alleging that the Company has not discharged its requirement to settle and pay all outstanding vendor and VAT tax obligations and that CRC has settled and paid $3,402,580 of vendor obligations and $2,123,892 of VAT obligations. Under the terms of the Asset Purchase and Sale Agreement, the Company has 45 days to reimburse CRC for the payment of such non-settled vendor obligations and, if CRC is not reimbursed, is subject to a dilution in their ownership interest in the joint operations by a factor of one percentage point for each $150,000 paid by CRC except that the Company ownership position shall not be diluted beyond 5% of the joint operations. Per the Notice of Dilution, CRC claims that the Company’s ownership should be reduced to 7.12%. Under the terms of the Asset Purchase and Sale Agreement, the Company is entitled to reimburse CRC for the payment of such debts and avoid the dilution in the Company’s ownership interest. The Company intends to respond to the Notice of Dilution within the time frame permitted under the Asset Purchase and Sale Agreement. The Company does not believe that the payment of the debts by CRC was in accordance with the terms of the Asset Purchase and Sale Agreement and accordingly that the Notice of Dilution is not enforceable and the Company does not believe that CRC is entitled to reduce the Company’s ownership percentage in the Bawean PSC.

On October 26th, 2005, the Company’s wholly owned subsidiary Indo-Pacific Resources (Java) Ltd. (“IPRJ”) received a written Notice of Dilution (the “Dilution Notice”) from Camar Resources Canada Inc. (hereinafter “CRC”). The Dilution Notice was prepared by CRC under the terms of a Dilution and Carried Interest Agreement between IPR and CRC (the “Dilution Agreement”) that was entered into in connection with the sale of the 70% interest in the Bawean PSC to CRC. Among other things, the Dilution Agreement provides certain mechanisms, under specific circumstances, whereby IPR’s 30% interest in the Bawean PSC can be “diluted” and transferred to CRC. In no event can IPR’s interest fall below a 5% carried interest under the terms of the Dilution Agreement. Under the terms of the Dilution Agreement, CRC would have the right to transfer, by way of exercising a power of attorney, IPR’s interests in the Bawean PSC to itself or to a third party. The Company and IPR vigorously dispute the validity and enforceability of the Dilution Notice and CRC’s proposed actions to exercise the power of attorney. The Dilution Notice alleges that IPR’s interests in the Bawean PSC be diluted by 22.88%. If the dilution were to take place, IPR’s interests under the Bawean PSC would be reduced from 30% to 7.12%.

On November 22, 2005, the Company filed a claim against CRC and its indirect parent, Medco International Ventures Ltd. (“Medco”) in the Court of Queen’s Bench of Alberta, Judicial District of Calgary; Action No. 0501-16525 (the “Claim”), challenging the Dilution Notice and seeking to enjoin Medco and CRC from acting under the Dilution Agreement and transferring any of IPR’s interests in the Bawean PSC. An interlocutory injunction application by IPR on the matter was heard on December 5, 2005. On December 5, 2005, the Court adjourned IPR’s interlocutory injunction application, but as a condition of the adjournment entered an order that CRC shall not transfer, encumber, sell or assign any of the Bawean PSC interests until after there is a full trial on the merits of the Claim, currently scheduled for March 6, 2006. In addition, the Court’s Order provides that assuming the Camar Oil Field resumes production prior to the final disposition of the Claim, all revenues attributable to IPR and the Company up to the amount of the interests in dispute (22.18%) are to be deposited with the Court. Such revenues are to be held and credited towards the final trial on the Claim. While the Company believes this matter will be fully resolved in a manner not adverse to the Company, the Company cannot control the outcome of the Claim and cannot determine presently what losses, if any, it may sustain.

Note 17 - Taxation

No provision for income taxes was made during the nine month’s ended September 30, 2005 as the Company has sufficient tax losses carried forward to offset the taxable income for the nine months.

The entire deferred income tax asset of the Company at September 30, 2005, December 31, 2004 and December 31, 2003, have been offset by a valuation allowance since management does not believe the recoverability of the deferred income tax assets is more likely than not.

Note 18 - Supplementary Financial Information on Oil and Natural Gas Exploration, Development and Production Activities (Unaudited)

The Company holds no direct ownership of properties with proven or unproven oil and gas reserves. The Company participates with the government of Indonesia through a Production Sharing Contract (“PSC”) in the exploration, development and production of oil. (See Note 5)The following disclosures provide unaudited information required by SFAS No. 69, “Disclosures About Oil and Gas Producing Activities.”

FORTUNE OIL & GAS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002 (AUDITED)
SEPTEMBER 30, 2005 (UNAUDITED)

Cost Incurred

Costs incurred in oil and natural gas property acquisition, exploration and development activities are summarized below:

	September 30,	December 31,	December 31,
Property Acquisition Costs (1)	2005	2004	2003

Balance at Beginning of Period	$10,607,268	$10,607,268	$10,607,268

Sale of 70% Interest (2)	(7,425,088)	-0-	-0-

Exploration Costs	-0-	-0-	-0-

Development Costs	-0-	-0-	-0-

Balance at End of Period	$3,182,180	$10,607,268	$10,607,268

(1) See Note 6 - Property and Equipment.
(2) See Note 8 - Sale of Oil Rights regarding the Company’s sale of a 70% interest in its oil rights.

Oil and Natural Gas Reserves

Proved reserves are estimated quantities of oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reserves under existing economic and operating conditions. Proved developed reserves are proved reserves that can reasonably be expected to be recovered through existing wells with existing equipment and operating methods.

Proved oil and natural gas reserve quantities at December 31, 2004 and 2003, and the related discounted future net cash flows before income taxes are based on estimates prepared by Petroleum Geo-Services (UK) Ltd. dated March 18, 2005, independent petroleum engineers. Such estimates have been prepared in accordance with guidelines established by the Securities and Exchange Commission.

The total estimated quantities of proved oil and natural gas reserves and changes in net proved reserves, all of which are located in the North Java Sea, Indonesia, are summarized below:

	Thousand of Barrels of Oil and Condensate
	2004	2003
Proved developed reserves
Beginning of year	339	316
Discoveries and extensions	—	—
Revisions	(102)	185
Sale of oil and gas	—	—
Production	(26)	(162)

Balance at end of year	211	339

The Company has no proven gas reserves. Gas produced in excess of fuel requirements is flared.

Standardized Measure of and Reconciliation of Changes in Discounted Future Net Cash Flows (Unaudited)

December 31, 2004

	Total	Indonesia
Future cash inflows (1)	$8,331,700	$8,331,710
Future production, development and administrative costs	3,795,400	3,795,400
Storage tanker for production	1,626,600	1,626,600
Future Income Taxes (2)	-	-
Future net cash flows 10% annual discount for estimated timing of cash flows	290,970	290,970

Standardized Measure of Discounted Future Net Cash Flows	2,618,730	2,618,730

(1)    Future cash inflows from sales of crude oil are based on average year-end prices of $37.70 per barrel of oil for 2004.The future cash inflows assumes the year end oil reserves net of the Indonesian governments first tranche.

(2)    There is not an income tax provision due to the available tax losses carry forward and capital losses available to offset capital gains

Estimated discounted future net cash flows and changes herein were determined in accordance with Statement of Financial Accounting Standards No. 69. Certain information concerning the assumptions used in computing the valuation of proved reserves and their inherent limitations are discussed below. The Company believes such information is essential for a proper understanding and assessment of the data presented.

Future cash inflows are computed by applying year-end prices of oil relating to the Company’s proved reserves to the yean-end quantities of those reserves. Future price changes are considered only to the extent provided by contractual arrangements in existence at year-end.

The assumptions used to compute the proved reserve valuation do not necessarily reflect the Company’s expectations of actual revenues to be derived from those reserves or their present worth. Assigning monetary values to the estimated quantities of reserves, described above, does not reduce the subjective and ever-changing nature of such reserve estimates.

Additional subjectivity occurs when determining present values because the rate of producing the reserves must be estimated. In addition to uncertainties inherent in predicting the future, variations from the expected production rate also could result directly or indirectly from factors outside of the Company’s control, such as unintentional delays in development, environmental concerns, changes in prices or regulatory controls.

The reserve valuation assumes that all reserves will be disposed of by production. However, if reserves are sold in place or subjected to participation by foreign governments, additional economic considerations also could affect the amount of cash eventually realized.

Future development and production, transportation and administrative costs are computed by estimating the expenditures to be incurred in developing and producing the proved oil reserves at the end of the year, based on year-end costs and assuming continuation of existing economic conditions.

Future income tax expenses are computed by applying the appropriate year-end statutory tax rates, with consideration of future tax rates already legislated, to the future pretax net cash flows relating to the Company’s proved oil and gas reserves. Permanent differences in oil and gas related tax credits and allowances, if any, are recognized.

Discount was derived by using a discount rate of 10 percent a year to reflect the timing of the future net cash flows relating to proved oil reserves.

Components of future production, transportation, storage tanker, development and administrative costs

December 31, 2004

Handling, Transportation and Delivery	$2,013,400
Other Direct Production Expenses	400,000
Storage Tanker costs	1,626,600
Field Office and Services	290,000
General Administration	816,667
Other Costs	275,333
Total production, transportation, development and administrative costs	$5,422,000

PART III

Item 1.     Index to Exhibits.

Item 2.     Description of Exhibits.

Exhibit No.	Description of Exhibit

3.1*	Charter of Fortune Oil & Gas, Inc. as filed in the State of Nevada
3.2 #	Bylaws of Fortune Oil & Gas, Inc.
10.1#	Bawean Production Sharing Contract as amended dated February 12, 1981
10.2 #	Asset Purchase and Sale Agreement - Indo-Pacific Resources (Java) Ltd. and Camar Resources Canada Inc. as amended dated November 26, 2004
10.3 #	Joint Operating Agreement - Camar Resources Canada Inc. and Indo-Pacific Resources (Java) Ltd. - Operating Agreement Covering: Bawean Production Sharing Contract dated November 26, 2004
10.4 #	Sale, Purchase and Settlement Agreement between ProSafe Production Services PTE Ltd. and Indo-Pacific Resources (Java) Ltd. dated February 8, 2005
10.5 #
Settlement Agreement by and among Indo-Pacific Resource (Java) Ltd., Indo-Pacific Oil & Gas, Inc., Fortune Oil and Gas, Inc., GFB Resources Limited, Canadian Imperial Bank of Commerce, and CIBC Capital Partners, dated November 29, 2004

10.6 #	Lease Agreement for British Columbia Offices dated September 27, 2000
10.7 #	Lease Agreement as amended for Indonesian Offices dated March 15, 2005
10.8 #	Employment Agreement with Mr. Wensveen dated January 1, 2005
10.9 #	Employment Agreement with Mr. Nunn dated January 1, 2005
10.10 #	Fortune Oil & Gas, Inc. 2005 Equity Incentive Plan
10.11 #	Guarantee Agreement between Medco International Ventures Limited and Indo-Pacific Resources (Java) Ltd. dated November 26, 2004
10.12*	Employment Agreement with Mr. Yanianto
10.13*	Termination Agreement for British Columbia Offices dated September 28, 2005
10.14*	Lease Agreement for Offices at 1676 Martin Drive dated September 30, 2005
11	Computation of Per Share Earnings
21 #	Subsidiaries of the Registrant as of August 1, 2005
23	Consent of Dale Matheson Carr-Hilton Labonte
99.1 #	Specimen Common Stock Certificate

#	Exhibit Filed on August 8, 2005 with the initial filing of this Registration Statement.
*	Exhibit filed on October 18, 2005 with the Amendment No. 1 of this Registration Statement.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

FORTUNE OIL & GAS, INC.

Date: February 8, 2006	By:	/s/ James B. Wensveen
Name: James B. Wensveen
Title: Chief Executive Officer, Secretary and Director

Date: February 8, 2006	By:	/s/ David A. Nunn
Name: David A. Nunn
Title: President and Director

Date: February 8, 2006	By:	/s/ Xin Feng
Name: Xin Feng
Title: Chief Accounting Officer